
11007772


RBC®
BEARINGS

- Notice of 2011 Annual Meeting and Proxy Statement
- Fiscal 2011 Annual Report
- Shareholder Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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RBC BEARINGS INCORPORATED

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RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

July 27, 2011

To our Stockholders:

You are cordially invited to attend the RBC Bearings Incorporated annual meeting of stockholders at 9:00 a.m., local time, on September 7, 2011 at The Crowne Plaza, 1284 Strongtown Road, Southbury, CT 06488. The attached Notice of Annual Meeting and Proxy Statement describes all known items to be acted upon by stockholders at the meeting.

It is important that your shares are represented at the annual meeting, whether or not you plan to attend. To ensure your shares will be represented, we ask that you vote your shares using the enclosed proxy form for registered stockholders or the proxy voting instruction form for stockholders who hold shares through a broker or other nominee. If you vote by internet or telephone, it is not necessary for you to return your proxy form or voting instruction form in the mail. Please vote your shares as soon as possible.

If you are a registered stockholder and plan to attend the annual meeting, you will be required to present the detachable bottom portion of the enclosed proxy form to gain admission. If you hold shares through a broker or other nominee, you will be required to present a current statement from that institution showing an RBC Bearings Incorporated stockholding. Please note that the document evidencing your shareholdings, to be used to gain entry to the meeting, is non-transferable.

Please vote your shares promptly and join us at the meeting.

Sincerely,

Michael J. Hartnett
Chairman and Chief Executive Officer



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To our Stockholders:

The 2011 annual meeting of stockholders of RBC Bearings Incorporated will be held at The Crowne Plaza, 1284 Strongtown Road, Southbury, CT 06488, on Wednesday, September 7, 2011, beginning at 9:00 a.m. local time. At the meeting, the holders of the Company's outstanding common stock will consider and vote on the following matters:

(1) the election of one director in Class II to serve a term of one year and the election of two directors in Class III to serve a term of three years;

(2) the ratification of the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2012;

(3) to approve the RBC Bearings Incorporated Executive Officer Performance Based Compensation Plan;

(4) to consider a resolution regarding the stockholder advisory vote on named executive officer compensation;

(5) to consider a resolution regarding the frequency of the stockholder advisory vote on named executive officer compensation; and

(6) any other matter that may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on July 15, 2011 are entitled to notice of and to vote at the annual meeting and at any postponements or adjournments thereof. The directions to the meeting can be found in Appendix A of the attached proxy statement.

YOUR VOTE IS IMPORTANT:

Whether or not you expect to be present at the meeting, please vote your shares by following the instructions on the enclosed proxy card or voting instruction card. If your shares are held in the name of a bank, broker or other recordholder, you may be able to vote by telephone or internet. Their procedures should be described in the voting form they send you. Any person voting by proxy has the power to revoke it at any time prior to its exercise at the meeting in accordance with the procedures described in the accompanying proxy statement.

IF YOU PLAN TO ATTEND:

Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Admission to the meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and seating will begin at 8:30 a.m. Each stockholder may be asked to present valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts ("street name" holders) will also need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras (including cellular phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

By order of the Board of Directors,

Michael J. Hartnett
Chairman and Chief Executive Officer

July 27, 2011



ONE TRIBOLOGY CENTER
OXFORD, CONNECTICUT 06478

ANNUAL MEETING OF STOCKHOLDERS

To Be Held September 7, 2011

PROXY STATEMENT

The Board of Directors (the "Board") of RBC Bearings Incorporated (the "Company") is soliciting proxies from its stockholders to be used at the annual meeting of stockholders to be held on Wednesday, September 7, 2011, beginning at 9:00 a.m., local time, at The Crowne Plaza, 1284 Strongtown Road, Southbury, CT 06488, and at any postponements or adjournments thereof. This proxy statement, a proxy card and the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2011 are being mailed, or made available via the internet as described below, to stockholders on or about July 27, 2011. The fiscal year ended April 2, 2011 is referred to as "fiscal 2011" in this proxy statement. The fiscal year ended March 31, 2012 is referred to as "fiscal 2012" in this proxy statement.

This year, the Company is furnishing proxy materials to stockholders via the internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report as well as how to submit your proxy over the internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice. We plan to mail the Notice to stockholders on or about July 27, 2011. We will also continue to mail a printed copy of this proxy statement and form of proxy to certain stockholders and we expect that mailing to also begin on or about July 27, 2011.

ABOUT THE ANNUAL MEETING

Why did I receive these materials?

We are soliciting proxies for the 2011 annual meeting of stockholders. You are receiving a proxy statement because you owned shares of our common stock on July 15, 2011 (the "Record Date"), and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, our Board and committees thereof, the compensation of directors and executive officers and other information that the Securities and Exchange Commission (the "SEC") requires us to provide annually to our stockholders.

How may I obtain RBC Bearings' 10-K and other financial information?

A copy of our 2011 Annual Report, which includes our 2011 Form 10-K, is enclosed and incorporated by reference herein.

Stockholders may request another free copy of our 2011 Annual Report, which includes our 2011 Form 10-K, from:

Corporate Secretary
RBC Bearings Incorporated
One Tribology Center
Oxford, CT 06478

We will also furnish any exhibit to the 2011 Form 10-K if specifically requested. Stockholders may also find other filings with the SEC and corporate governance and other information on the investor relations page of our website at http://investor.rbcbearings.com/.

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders. In addition, management will be available to respond to appropriate questions from stockholders.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the annual meeting. If you were a stockholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of RBC Bearings Incorporated common stock you owned as of the Record Date on each matter considered at the meeting. As of July 15, 2011, there were 21,888,812 shares of the Company's common stock outstanding and eligible to vote. There is no cumulative voting.

Who can attend the meeting?

Subject to space availability, all stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting, and each may be accompanied by one guest. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and seating will begin at 8:30 a.m. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in "street name" (that is, through a broker, bank or other nominee), you will also need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the meeting.

Please let us know if you plan to attend the meeting by marking the appropriate box on the enclosed proxy card or, if you vote by telephone or internet, indicating your plans when prompted.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of the common stock outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the meeting. As of July 15, 2011, 21,888,812 shares of common stock, representing the same number of votes, were outstanding and eligible to vote. Thus, the presence of the holders of common stock representing at least 10,944,407 votes will be required to establish a quorum.

Proxies received by the Company but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting.

How do I vote?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent), you can vote either in person at the annual meeting or by proxy without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted. You can vote by proxy by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope.

If you hold your shares in "street name," you must either direct the bank, broker or other record holder of your shares as to how to vote your shares, or obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the internet.

Your shares will be voted as you indicate. If you return the proxy card but you do not indicate your voting preferences, then the individuals named on the proxy card will vote your shares in accordance with the recommendations of the Board. The Board and management do not now intend to present any matters at the annual meeting other than those outlined in the Notice of the Annual Meeting of Stockholders. Should any other matter requiring a vote of stockholders arise, stockholders returning the proxy card confer upon the individuals named on the proxy card discretionary authority to vote the shares represented by such proxy on such other matter in the manner they consider appropriate.

If you do not specify on the enclosed proxy card that is sent to the Company (or when giving your proxy over the internet or telephone) how you want to vote your shares, the proxy holders will vote them "FOR" the election of all nominees for director as set forth under Item 1, "FOR" the ratification of the appointment of the of independent auditors under Item 2,"FOR" the approval of the RBC Bearings Incorporated Executive Officer Performance Based Compensation Plan under Item 3, "FOR" the approval of the resolution regarding the stockholder advisory vote on named executive officer compensation and "FOR" the approval of the resolution that the frequency of the stockholder advisory vote on named executive officer compensation be held every three years.

Can I change my vote after I return my proxy card?

Yes. If you are a stockholder of record, you may revoke or change your vote at any time before the proxy is exercised by filing with the Secretary of the Company a notice of revocation or a duly executed proxy bearing a later date or by attending the annual meeting and voting in person. For shares you hold beneficially in "street name," you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by employees of Broadridge Financial Solutions, Inc. ("Broadridge") and certified by the Inspector of Election present at the meeting. If you are a stockholder of record, your signed proxy card is returned directly to Broadridge for tabulation. If you hold your shares in "street name" through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Broadridge on behalf of all of its clients.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each item in this proxy statement. In summary, the Board recommends a vote FOR each of the proposals.

Will stockholders be asked to vote on any other matters?

To the knowledge of the Company and its management, stockholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the meeting, the persons named as proxies for stockholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each item?

Election of Directors. Directors are elected (Item 1) by a plurality of the votes cast at the meeting. Each share of our common stock is entitled to one vote for each of the director nominees. A properly executed proxy marked "withhold authority", with respect to the election of one or more directors, will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Approval of Independent Registered Public Accounting Firm. The ratification of the appointment of Ernst & Young LLP to serve as the Company's independent auditors for fiscal 2012 (Item 2) requires the affirmative vote of the majority of the votes cast.

Approval of the RBC Bearings Inc. Executive Officer Performance Based Compensation Plan. The approval of the RBC Bearings Inc. Executive Officer Performance Based Compensation Plan (Item 3) requires the affirmative vote of the majority of the votes cast.

Approval of the "Say on Pay" proposal. The approval of the resolution regarding the stockholder advisory vote on named executive officer compensation in the "Say on Pay" proposal (Item 4) requires the affirmative vote of the majority of the votes cast.

Approval of the "Say on Frequency" proposal. With respect to the advisory vote on the frequency of the "Say on Pay" proposal, the frequency that receives the highest number of votes, whether or not a majority, will be considered the stockholders' choice for the frequency of presentation of this proposal.

A properly executed proxy marked "abstain" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote "FOR" the nominee or your vote may be "WITHHELD" with respect to the nominee. You may not cumulate your votes for the election of directors.

For the ratification of Ernst & Young LLP to serve as the Company's independent auditors for fiscal 2012 (Item 2), the approval of the RBC Bearings Incorporated Executive Officer Performance Based Compensation Plan (Item 3) and the stockholder advisory vote on named executive officer compensation in the "Say on Pay" proposal (Item 4) you may vote "FOR," "AGAINST" or "ABSTAIN." For the advisory vote on the frequency of the "Say on Pay" proposal (Item 5), you may vote "1 YEAR," "2 YEARS," "3 YEARS" or "ABSTAIN."

If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in "street name" through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the stockholder of record, and you are considered the beneficial owner of your shares. The Company has supplied copies of its proxy materials for its 2011 annual meeting of stockholders to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the annual meeting. The broker, bank or other nominee that is the stockholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, the broker, bank or other nominee is permitted to vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent auditor, even if the broker, bank or other nominee does not receive voting instructions from you.

If the broker, bank or other nominee does not receive voting instructions from you, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the annual meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Item 1), the voting on the approval of the RBC Bearings Incorporated Executive Officer Performance Based Compensation Plan (Item 3), the stockholder advisory vote on named executive officer compensation in the "Say on Pay" proposal (Item 4) or the advisory vote on the frequency of the "Say on Pay" proposal (Item 5). Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum, but will not be considered voted with regard to or treated as present with respect to those proposals to which the broker non-votes relate. The ratification of the appointment of the Company's independent auditors (Item 2) requires the affirmative vote of the majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal. Brokers are allowed to vote on behalf of beneficial owners without instruction on Item 2, but are not permitted to vote on any other proposals without voting instructions from you.

Shares represented by proxies which indicate that the stockholders abstain as to the election of directors or to other proposals will be treated as being present for the purpose of determining the presence of a quorum and, other than for the election of directors and the number of votes cast with respect to each proposal. Consequently, an abstention will have the effect of a vote against with respect to proposals other than the election of directors.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Where can I find the voting results of the annual meeting?

The Company intends to announce the preliminary voting results at the annual meeting and publish the final results in its Current Report on Form 8-K which will be filed within four business days after the meeting.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, our Corporate Secretary must receive the written proposal at our principal executive offices no later than March 28, 2012. Such proposals also must comply with Rule 14a-8 of the SEC's regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
RBC Bearings Incorporated
One Tribology Center
Oxford, CT 06478

For a stockholder proposal that is not intended to be included in our proxy statement, the stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve the proposal and provide the information required by our by-laws and give timely notice to the Corporate Secretary in accordance with our by-laws, which, in general, require that the notice be received by the Corporate Secretary:

- Not less than 60 days prior to the next meeting, and

- Not more than 90 days prior to the next meeting.

In the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made.

How may I recommend or nominate individuals to serve as directors?

You may propose director candidates for consideration by the Board's Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth above.

In addition, our by-laws permit stockholders to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver timely notice of such stockholder's intent to make such nomination in writing to the Corporate Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 days prior to the date of the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. To be in proper form, a stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a director at such meeting (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the

Company which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder, (B) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (C) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

How may I obtain a copy of RBC Bearings' by-law provisions regarding stockholder proposals and director nominations?

You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy or if you need additional copies of this proxy statement or voting materials, you should contact:

Broadridge Financial Solutions, Inc.
Registered Client Services Department
C/O Robert DeRiso
51 Mercedes Way
Edgewood, NY 11717
P 631-254-1641
F 631-254-7760
robert.deriso@broadridge.com

PROPOSALS SUBMITTED FOR STOCKHOLDER VOTE

ITEM 1—ELECTION OF DIRECTORS

The Board currently is composed of five directors serving staggered three-year terms and divided into three classes: Class I currently consists of Dr. Thomas J. O'Brien, Class II consists of Richard R. Crowell and Alan B. Levine and Class III consists of Dr. Michael J. Hartnett and Dr. Amir Faghri. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2013, 2012 and 2011, respectively. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class, and until the director's successor is duly elected and qualified, or until the director's resignation or removal.

Our Nominating and Corporate Governance Committee has nominated Mr. Mitchell I. Quain for election as a new Class II director and has nominated Dr. Hartnett and Dr. Faghri for re-election as Class III directors. Our Nominating and Corporate Governance Committee reviewed the qualifications of the nominees for election to these classes, and unanimously recommended that these nominees be submitted for election or re-election to the Board. The term of the Class II directors expires in 2012. Mr. Quain will be an additional director in Class II. The term of office of the Class III directors expires this year. Dr. Hartnett is currently a director of RBC Bearings Incorporated and was appointed to the Board in June 1993. Dr. Faghri is currently a director of RBC Bearings Incorporated and was appointed to the Board in July 2004. If elected at the annual meeting, the Class II nominee would serve until the 2012 annual meeting and the Class III nominees would serve in each case until the 2014 annual meeting and until their successors are duly elected and qualified, or until the director's resignation or removal.

For a stockholder to nominate an individual for director at the 2012 annual meeting, the stockholder must follow the procedures outlined below under the caption "Stockholder Proposals and Director Nominations for the 2012 Meeting." Stockholders may also nominate a director to be considered by the Board for recommendation to the stockholders in the Company's proxy statement for the 2012 annual meeting by following the procedures outlined below under the caption "Director Nominations to be Considered by the Board."

If you sign your proxy or voting instruction card but do not give instructions with respect to voting for directors, your shares will be voted for the persons recommended by the Board. If you wish to give specific instructions with respect to voting for directors, you may do so by indicating your instructions on your proxy or voting instruction card.

If any nominee named herein for election as a director should for any reason become unavailable to serve prior to the annual meeting, the Board will, prior to the annual meeting, (i) reduce the size of the Board to eliminate the position for which that person was nominated, (ii) nominate a new candidate in place of such person and vote in favor of the new candidate all shares represented by stockholder proxies received by the Board, unless authority to vote for all candidates nominated by the Board is withheld, or (iii) leave the place vacant to be filled at a later time.

Information regarding the nominees, as of July 1, 2011, is set forth below, including his age, the period he has served on the Board and the nominee's business experience. The information presented below for the director nominee and the directors continuing in office has been furnished to the Company by such persons.

The following paragraphs provide information as of the date of this proxy statement about each nominee for director. The information presented includes information each director has provided us about his age (as of July 1, 2011), all positions he holds, his principal occupation and business experience for the past five years and the names of other publicly-held companies for which he currently serves as a director or has served as a director during the past five years. We have also provided below information regarding additional experience, qualifications, attributes and skills that lead our Board to the conclusion that each person should serve as a director. In addition to the information set forth below, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and ability to exercise sound judgment, as well as a commitment of service to our Company and our Board.

Nominee for Election in Class II for a One-year Term Expiring at our 2012 Annual Meeting

Mitchell I. Quain has been a Partner of One Equity Partners, a private investment firm, since 2010. From 2006 to 2010, he was a Senior Director of ACI Capital Corp. From 2002 to 2005, he was Chairman of Register.Com, Inc., an internet services provider, and from 1997 to 2001 he was employed with ABN AMRO and its predecessors in several capacities including Vice Chairman. Mr. Quain has a B.S.E.E. in electrical engineering from the University of Pennsylvania and an

M.B.A. degree from the Harvard Business School and is a Chartered Financial Analyst. Previously Mr. Quain served on the Boards of publicly traded DeCrane Aircraft Holdings, Inc., Heico Corporation and Mechanical Dynamics, Inc. Mr. Quain is currently Chairman of the Board of Directors of Magnetek, Inc., a director of Titan International, Inc., and a director of Hardinge Inc. Mr. Quain's academic background, 30 years of investing experience, working knowledge of capital markets gained from his experiences as an investment banker, his knowledge and experience as a Chartered Financial Analyst and his service as a director of other publicly-traded industrial products manufacturers, will offer a valuable resource to the Board of Directors and make him an excellent candidate as a member of our Board.

Nominees for Election in Class III for a Three-year Term Expiring at Our 2014 Annual Meeting

Dr. Amir Faghri has been a director at RBC Bearings Incorporated since July 2004. Dr. Faghri has served as professor of Mechanical Engineering at the University of Connecticut since 1994. He was the Dean of the School of Engineering at the University of Connecticut from 1998-2006, and the Head of the Mechanical Engineering Department from 1994-1998. While holding such academic and administrative positions as distinguished and chair professor, department head, and Dean, Dr. Faghri authored seven books and edited volumes, more than 300 archival technical publications (including 200 journal papers), and 8 U.S. patents. He has served as a consultant to several major research centers and corporations, including Los Alamos and Oak Ridge national laboratories, Exxon Mobil Corporation, and Intel Corporation. Dr. Faghri's technical productivity is further complemented by his service on the editorial boards of eight scientific journals. Dr. Faghri has received many honors and awards, including the American Institute of Aeronautics & Astronautics (AIAA) Thermophysics Award in 1988, the American Society of Mechanical Engineering (ASME) Heat Transfer Memorial Award in 1988, the ASME James Harry Potter Gold Medal in 2005, and the ASME/AIChE Max Jakob Memorial Award in 2010. Dr. Faghri received his M.S. and Ph.D. degrees from the University of California at Berkeley (1974,1976) and a B.S. with highest honors from Oregon State University (1973). As former Dean of the School of Engineering at the University of Connecticut from 1998-2006 , with financial oversight responsibilities for all engineering departments and research centers, Dr. Faghri provides the Company with a wealth of valuable executive and engineering experience. His association with U.S. Corporations and global academia provides the Company with valuable state of the art engineering resources and workforce development. Dr. Faghri's depth of technology, business and financial experience make him an excellent candidate as a member of our Board.

Dr. Michael J. Hartnett has been the President and Chief Executive Officer since April 1992 and Chairman of the Board since June 1993. Prior to that, Mr. Hartnett served as President and General Manager of our Industrial Tectonics Bearings Corporation, or ITB, subsidiary from 1990, following eighteen years at The Torrington Company, one of the three largest bearings manufacturers in the U.S. While at The Torrington Company, Mr. Hartnett held the position of Vice President and General Manager of the Aerospace Business Unit and was, prior to that, Vice President of the Research and Development Division. Mr. Hartnett holds an undergraduate degree from University of New Haven, a Masters degree from Worcester Polytechnic Institute and a Ph.D. in Applied Mechanics from the University of Connecticut. Mr. Hartnett has also developed numerous patents, authored more than two dozen technical papers and is well known for his contributions to the field of tribology, the study of friction. Mr. Hartnett served as a director of Aftermarket Technology Corp., a publicly-held company in the business of re-manufacturing aftermarket components for automobiles until October 22, 2010 , and currently serves as a director of Process Fab Inc., a private company in the business of precision manufacturing and related services. Mr. Hartnett provides our Board with significant leadership and executive experience. His proven leadership capability and his strong knowledge of the complex financial and operational issues facing mid-sized companies provides the Board with a unique and necessary perspective. Dr. Hartnett's depth of business, operations and financial experience make him an excellent candidate as a member of our Board.

Vote Required

Directors are elected by a plurality of the votes cast at the meeting. Accordingly, Mr. Quain, Dr. Hartnett and Dr. Faghri will be elected if they receive more votes than any other nominees for a place on the Board.

The Board recommends a vote *FOR* the election to the Board of Directors of the nominees listed above.

ITEM 2—THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2012

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for fiscal 2012, and has further directed that the Board submit the selection of Ernst & Young LLP for ratification by the stockholders at the annual meeting. During fiscal 2011, Ernst & Young LLP served as the Company's independent registered public accounting firm and also provided certain tax services. See "Principal Accountant Fees and Services" below.

This proposal is put before the stockholders because the Audit Committee and the Board believe that it is good corporate practice to seek stockholder ratification of the Audit Committee's appointment of the independent auditors. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the stockholders' vote when determining whether to continue the firm's engagement, but may ultimately determine to continue the engagement of the firm or another audit firm without re-submitting the matter to stockholders. Even if the appointment of Ernst & Young LLP is ratified, the Audit Committee may in its sole discretion terminate the engagement of the firm and direct the appointment of another independent auditor at any time during the year if it determines that such an appointment would be in the best interests of our Company and our stockholders. Representatives of Ernst & Young LLP are expected to attend the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Vote Required

Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2012 requires the affirmative vote of a majority of the shares of the Company's common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal.

The Board recommends a vote *FOR* the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal 2012.

ITEM 3—APPROVAL OF THE EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN

What is the Executive Officer Performance Based Compensation Plan?

The Executive Officer Performance Based Compensation Plan (the "Plan") is a plan pursuant to which executive officers selected by the Compensation Committee become eligible to receive an incentive bonus or a restricted stock grant based upon the Company's meeting certain financial performance goals. The Plan is intended to constitute a qualified "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Why are you asking the stockholders to approve this plan?

The Board proposes that the stockholders approve the Plan and has directed that it be submitted to the stockholders in order to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) generally disallows a tax deduction to publicly-held companies for compensation in excess of $1,000,000 paid with respect to a company's chief executive officer and the three most highly compensated officers (excluding the chief executive officer and the chief financial officer) employed by the company at the end of the applicable year. However, qualifying performance-based compensation will not be subject to the deduction limit if certain criteria are met. One of those criteria is that the plan under which such performance-based compensation is awarded be approved by the stockholders of the Company every five years.

The Plan was adopted by the Board on July 13, 2011 with an effective date of April 3, 2011.

The approval of the Plan by the Company's stockholders being sought hereby is necessary to ensure that incentive bonus awards paid and restricted stock grants pursuant to the Plan will not be subject to the deduction limits under Section 162(m). Approval of the Plan by the stockholders shall be deemed specific approval of the performance measures more fully described below.

What are the material features of this plan?

Set forth below is a brief description of certain salient provisions of the Plan. This does not purport to be a complete summary of the Plan. Shareholders should review the Plan in its entirety for more detailed terms. A copy of the Plan is attached as Appendix B to this proxy statement.

Purpose. The purpose of the Plan is to attract and retain key executives for the Company and to provide such persons with incentives and rewards for superior performance in the form of Incentive Bonus payments and Restricted Stock Grants made under the Plan which are intended to constitute qualified "performance-based compensation" for purposes of Section 162(m) of the Code of 1986.

Administration. The Plan will be administered by the Compensation Committee or such other committee of the Board as the Board may from time to time designate (the "Committee"). The Committee will have full power and sole authority to construe, interpret, make rules for and administer the Plan and will have the exclusive right to establish management objectives and the amount of incentive bonus payable and restricted stock grants to each eligible executive upon the achievement of the specified management objectives. Interpretation and decisions of the Committee with regard to the Plan will be final and conclusive.

Participants. Participants for a fiscal year shall be those executive officers and who are designated as participants ("Participants") by the Committee in its sole and absolute discretion prior to the commencement of such fiscal year (or a later date if permitted by tax law). Executives eligible to participate in the Plan include the Company's chief executive officer and any other designated executive officer of the Company that in the Committee's judgment could, in the absence of the Plan, be paid compensation the deductibility of which, to the Company, could be limited by Section 162(m) of the Code.

Awards. The Plan authorizes the Committee to grant incentive bonuses and restricted stock. Incentive bonuses will consist of cash amounts determined by the Committee pursuant to the Plan. Restricted stock grants will consist of grants of restricted stock pursuant to the Company's 2005 Long-Term Incentive Plan determined by the Committee pursuant to the Plan.

Performance Measures. Not later than the 90th day of each fiscal year of the Company, the Committee will establish the management objectives for each eligible executive and the amount of incentive bonus payable (or formula for determining that amount) and restricted stock grants upon full achievement of the specified management objectives. A management objective will be the achievement of a performance measure or measures established consistent with the principals approved by the Committee and described in the Company's Annual Proxy to Stockholders under "Compensation Discussion and Analysis". Performance Measures for a fiscal year will be one or any combination of the following: "Cash Flow", "Cumulative Earnings Per Share Growth", "Customer Service Levels", "Debt (Net Debt) to Capital", Development of Human Resources", "EBIT", "EBIT Margins", "EBITDA", "EBITDA Margins", "Earnings Per Employee", "Earnings Per Share", "Free or Excess Cash Flow", "Free or Excess Cash Flow Per Share", "Interest Coverage Ratio" , "Leverage Ratio", "Net Income", "Net Profit Margin", "Operating Cash Flow", "Operating Income", "Operating Margins", "Pre-Tax Profit", "Pre-Tax Profit Margin", "Profit Margin", "Return on Capital" , "Return on Net Assets", "Return on Total Assets", "Return on Equity", "Sales", "Sales Growth", "Sales Per Employee," "Total Return to Stockholders", "U.S. Gross Domestic Product", "Working Capital" and "Working Capital as a Percent of Net Sales" as the Committee defines them and determines from time to time with respect to such fiscal year; provided such determination would not subject any incentive award to Section 162(m) of the Code. Performance measures can also be used on a continuing operations basis instead of a total Company basis as determined by the Committee.

Committee Certification. As soon as reasonably practicable after the end of each fiscal year of the Company, the Committee shall determine whether a management objective has been achieved and the amount of an incentive bonus to be paid and restricted stock grants to each eligible executive for that fiscal year and will certify those determinations in writing.

Maximum Award. An incentive bonus paid to an eligible executive under the Plan for a year cannot exceed $3,000,000 and a restricted stock grant to an eligible executive under the Plan for a year cannot exceed 100,000 shares.

Payment and Deferral. Subject to a valid election made by an eligible executive with respect to the deferral of all or a portion of his or her incentive bonus, incentive bonuses shall be paid and restricted stock grants made as determined by the Committee.

Effective Date; Term. Subject its approval by the stockholders, the Plan will remain effective until the first stockholders' meeting in 2016, subject to any further stockholder approvals (or reapprovals) mandated for performance-based compensation under Section 162(m), and subject to the right of the Board to terminate the Plan, on a prospective basis only, at any time. The Plan will be effective as of April 3, 2011, and will be applicable for fiscal 2012 and all future fiscal years of the Company unless amended or terminated in accordance with its terms.

Amendment or Termination. The Committee may from time to time amend the Plan in any respect or terminate the Plan in whole or in part, provided that the Committee may not thereby increase the amount of any incentive award or restricted stock grant for which performance goals have been established but which has not yet been earned or paid.

Nonexclusive. Participation in the Plan does not exclude participants from participation in any other benefit or compensation plan or arrangement of the Company, including other bonus or incentive plans.

The cost to the Company of the incentive bonus amounts to be paid or restricted stock grants to participants cannot be determined at this time because payout of incentive bonus amounts and restricted stock grants are based on the Company's future financial performance, the related performance measures set by the Committee and the number of participants named by the Committee. The Committee envisions that future incentive bonus amounts to be paid or restricted stock grants to participants will be consistent with the compensation and incentive programs approved by the Committee from time to time and described in the Company's Annual Proxy to Stockholders under "Compensation Discussion and Analysis".

What vote is required to approve this plan?

The Plan will be approved if a majority of the votes cast on this proposal are voted "FOR" approval of the Plan. Abstentions and Broker Shares that are not voted will not be included in determining the number of votes cast.

The Board of Directors recommends a vote "FOR" approval of the Executive Officer Performance Based Compensation Plan.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Number of Meetings of the Board of Directors

The Board held 4 meetings during fiscal 2011. The standing committees of the Board held an aggregate of 11 meetings during fiscal 2011. Each director attended 100% of the aggregate number of meetings of the Board and the Board committees on which he served as a director during fiscal 2011.

Attendance at Annual Meetings of the Stockholders

All directors are encouraged to attend the annual meeting of the stockholders. All directors attended the 2010 annual meeting of stockholders by teleconference.

Director Independence

Certain rules of the Nasdaq Global Select Market ("Nasdaq") require that the Board be comprised of a majority of "independent directors," and each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee be comprised solely of "independent directors" as defined under Nasdaq rules.

Based upon the information submitted by each of the directors, and following the recommendation of the Nominating and Corporate Governance Committee, the Board has made a determination that all of our current directors, with the exception of Mr. Hartnett satisfy the "independence" requirements of Nasdaq, SEC regulations and the Company's Corporate Governance Guidelines. The standards for determining independence are those set forth in the Nasdaq listing standards and the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines can be found on our website at www.rbcbearings.com.

Executive Sessions

The Company's Corporate Governance Guidelines require the non-management directors to meet in executive sessions on a periodic basis without management. The presiding director, for purposes of leading these meetings, will be the Chairman of the Audit Committee. The non-employee members of the Board and the Audit Committee, respectively, met in executive session during three of the four meetings held in fiscal 2011.

Communications between Stockholders and the Board

Stockholders may send communications to the Company's directors as a group or individually, by writing to those individuals or the group at the following address: RBC Bearings Incorporated, c/o the Corporate Secretary, One Tribology Center, Oxford, CT 06478. The Corporate Secretary will review all correspondence received and will forward all correspondence that is relevant to the duties and responsibilities of the Board or the business of the Company to the intended director(s). Examples of inappropriate communication include business solicitations, advertising and communication that is frivolous in nature, relates to routine business matters (such as product inquiries, complaints or suggestions), or raises grievances that are personal to the person submitting the communication. Upon request, any director may review communication that is not forwarded to the directors pursuant to this policy.

The Board has adopted a policy for submitting concerns regarding the Company's accounting or auditing matters. Reports may be sent to the Audit Committee through one of the following means: (1) calling the Company's Ethics Hotline at 1-866-247-5449, which is available 24 hours per day, 365 days per year, and leaving a recorded message and (2) in writing marked Private & Confidential to the Audit Committee, RBC Bearings Incorporated, c/o the General Counsel, One Tribology Center, Oxford, CT 06478. In each case, reports will be received by the Company's General Counsel who will forward the message to the Audit Committee. The confidentiality of all reports will be maintained to the extent consistent with law.

Committees of the Board of Directors

Our Board currently has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition, duties and responsibilities of these committees are described below. Committee members hold office for a term of one year. The charters for each of the committees is available on the Company's website at www.rbcbearings.com.

Audit Committee. The Audit Committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time and (12) reporting regularly to the full Board.

Our Audit Committee currently consists of Mr. Levine, Dr. Faghri and Dr. O'Brien, each of whom satisfies the current financial literacy requirements and independence requirements for audit committee members of Nasdaq and the SEC. Our Board has determined that Mr. Levine qualifies as an "audit committee financial expert," as such term is defined in the regulations under the Exchange Act. The Audit Committee held 5 meetings in fiscal 2011.

Compensation Committee. The Compensation Committee is responsible for (1) reviewing key employee compensation goals, policies, plans and programs, (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers, (3) reviewing and approving employment contracts and other similar arrangements between the Company and our executive officers, (4) reviewing and consulting with the Board on the selection of the chief executive officer and evaluation of such officer's executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans, (6) approving overall compensation policies for the Company and (7) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time. Our Compensation Committee currently consists of Messrs. Crowell, Levine and Faghri, each of whom satisfies the independence requirements of Nasdaq. The Compensation Committee held 2 meetings in fiscal 2011.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for: (1) evaluating the composition, size and governance of our Board and its committees and making recommendations regarding future planning and the appointment of directors to committees, (2) establishing a policy for considering stockholder nominees for election to our Board, (3) evaluating and recommending candidates for election to our Board, (4) overseeing our Board's performance and self-evaluation process and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and policies and providing recommendations to the Board regarding possible changes, and (6) reviewing and monitoring compliance with the Company's Code of Business Conduct and Ethics (the "Code of Ethics") and our Insider Trading Policy. Our Nominating and Corporate Governance Committee consists of Mr. Levine, Dr. O'Brien and Dr. Faghri, each of whom satisfies the independence requirements of Nasdaq. The Nominating and Corporate Governance Committee held 2 meetings during fiscal 2011.

The Board seeks to have a diverse group of members who possess the background, skills and expertise to make a significant contribution to the Board, to the Company and its stockholders. Desired qualities include: high-level leadership experience in business or administrative activities, and significant accomplishment; breadth of knowledge about issues affecting the Company; proven ability and willingness to contribute special competencies to Board activities; personal integrity; loyalty to the Company and concern for its success and welfare; willingness to apply sound and independent business judgment; awareness of a director's vital role in assuring the Company's good corporate citizenship and corporate image; no present conflicts of interest; availability for meetings and consultation on Company matters; enthusiasm about the prospect of serving; willingness to assume broad fiduciary responsibility; and willingness to become a Company stockholder.

In evaluating candidates, the committee reviews all candidates in the same manner, regardless of the source of the recommendation. The policy of the Nominating and Corporate Governance Committee is to consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Director Nominations to be Considered by the Board."

Corporate Governance Guidelines

The Board adopted a set of Corporate Governance Guidelines, which, among other things, sets forth the Company's expectations and policies with respect to the roles and responsibilities of the Board, director affiliations and conflicts, director compensation, standards of director conduct, and the qualifications and other criteria for director nominees. The Nominating and Corporate Governance Committee is responsible for periodically reviewing and reassessing the adequacy of these guidelines and recommending changes to the Board for approval.

Code of Business Conduct and Ethics

The Company's employees, officers and directors are required to abide by the Company's Code of Ethics, which is intended to insure that the Company's business is conducted in a consistently legal and ethical manner. The Code of Ethics covers areas of professional conduct, such as conflicts of interest, fair dealing, the protection of confidential information and compliance with laws, regulations and rules. Any waiver of the policies or procedures set forth in the Code of Ethics in the case of officers or directors may be granted only by the Board and must be promptly disclosed as required by law or the rules and regulations of Nasdaq.

Board Risk and Compensation Risk Oversight

The Board has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The Board has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions. For example, the Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting as well as the Company's compliance with legal and regulatory requirements as well as risks associated with foreign exchange, insurance, credit and debt. The Corporate Governance and Nominating Committee oversees risks associated with sustainability. The Compensation Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements. The full Board is responsible for considering strategic risks and succession planning and receives reports from each Committee as to risk oversight within their areas of responsibility.

The Company's senior management periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these.

Finally, as part of its oversight of the Company's executive compensation programs, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board. In selecting a nominee for the Board, the Nominating and Corporate Governance Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Nominating and Corporate Governance Committee does not have a specific policy regarding diversity when assessing candidates for the Board, but may consider various kinds of diversity such as diversity of professional background and capabilities, knowledge of specific industries and geographic experience, as well as the more traditional diversity concepts of race, gender and national origin experience and industry diversity, when considering whether to nominate an individual for Board membership. The Nominating and Corporate Governance Committee assesses the effectiveness of this objective when evaluating new director candidates and when assessing the composition of the Board. The Board believes it is important that its members represent diverse viewpoints and perspectives in their application of judgment to company matters.

Board Leadership Structure

The Board has no formal policy with respect to the separation of the offices of the Chairman and the Chief Executive Officer, which are currently combined. However, the Board understands that no single leadership model is right for all companies and at all times. The Board believes that it should have the flexibility to make decisions as to the Chairman position from time to time in the way that it believes will best provide effective leadership for the Company. Accordingly, the Board periodically reviews its leadership structure, including whether these offices should be separate. The Board has determined that the current structure consisting of combined roles of Chairman and Chief Executive Officer is an effective and appropriate leadership structure for the Company at this time. All the current members of our Board are independent, except for the CEO, and all of our Board committees are composed entirely of independent directors.

To promote open discussion among the independent directors, the independent directors routinely meet in executive session without the participation of management at each regularly scheduled meeting of the Board. The Board does not have a lead independent director. The Chairman of the Audit Committee leads the sessions of the Board in which management directors and other members of management are not present.

DIRECTOR COMPENSATION

Independent members of our Board are paid $50,000 per year, payable quarterly, and are entitled to annual stock option and restricted stock grants for their services at the discretion of the Compensation Committee and upon approval of the Board. During fiscal 2011 each director was granted stock options and shares of restricted stock as indicated in the table below. In addition, the Chairs of the Compensation and Audit Committees are entitled to an additional payment of $5,000 per year. In addition, our compensation policy provides for reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings or of any committee thereof. The Compensation Committee reviews non-employee director compensation annually and recommends changes to the Board for approval.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard Crowell	55,000	-	-	-	-	-	55,000
Dr. Amir Faghri	50,000	-	-	-	-	-	50,000
Alan B. Levine	55,000	-	-	-	-	-	55,000
Dr. Thomas J. O'Brien	50,000	-	-	-	-	-	50,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since April 4, 2010 we have not been a party to, nor have we currently proposed, any transaction or series of similar transactions in which the amount exceeds $120,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation agreements and other agreements which are described in the "Executive Compensation" section of this proxy statement. The Company's Directors and executive officers are subject to the Company's Code of Ethics, which requires that an employee or Director avoid placing himself or herself in a position in which his or her personal interests could interfere in any way with the interests of the Company.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Director Compensation") and the reimbursement of expenses relating to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to the Company regarding beneficial ownership of the Company's common stock, as of July 1, 2011, by each director and each of the executive officers identified in the Summary Compensation Table in the "Executive Compensation" section of this proxy statement and by all of its directors and executive officers as a group (10 persons). The table lists the number of shares and percentage of shares beneficially owned based on 23,093,026 shares of common stock outstanding as of July 1, 2011. The figures in the table assume the exercise of all stock options currently exercisable or exercisable within 60 days of July 1, 2011. Information in the table is derived from SEC filings made by such persons under Section 16(a) of the Exchange Act and other information received by the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Michael J. Hartnett	737,019	3.2%
Daniel A. Bergeron	65,599	*
Thomas C. Crainer	46,570	*
Richard J. Edwards	62,352	*
Thomas J. Williams	16,693	*
Richard R. Crowell	50,360	*
Dr. Amir Faghri	13,600	*
Alan B. Levine	11,600	*
Dr. Thomas J. O'Brien	15,100	*
All directors and executive officers as a group (10 persons)	1,030,406	4.5%

* Less than one percent

(1) Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from July 1, 2011 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

The following table sets forth each stockholder which, as of July 1, 2011, is known by us to be the beneficial owner of more than 5% of our common stock. Information in the table is derived from SEC filings made by such persons pursuant to Section 13 of the Exchange Act and other information received by the Company. Except as indicated in the footnotes to this table, the entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Prudential Financial Inc., Jennison Associates LLC 466 Lexington Ave New York, NY 10017	1,981,337(a)	8.6%
T. Rowe Price Associates, Inc. Baltimore, MD 21202-1009	1,720,960(b)	7.5%
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, NJ 07302	1,243,449(c)	5.3%

(a) A filing of Form 13F with the SEC dated May 13, 2011, by Prudential Financial Inc. / Jennison Associates LLC indicated that it has or shares voting or investment power over 1,981,337 shares of the Company's outstanding common stock.

(b) A filing of Form 13F with the SEC dated May 13, 2011, by T. Rowe Price Associates, Inc. indicated that it has or shares voting or investment power over 1,720,960 shares of the Company's outstanding common stock.

(c) A filing of Form 13F with the SEC dated May 13, 2011, by Lord, Abbett & Co. LLC indicated that it has or shares voting or investment power over 1,243,449 shares of the Company's outstanding common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that the Company's executive officers, directors and greater than 10% owners file reports of ownership and changes of ownership of the Company's common stock with the SEC and Nasdaq. Based on a review of ownership reports filed with the SEC during fiscal 2011, the Company believes that all Section 16(a) filing requirements were met during the year.

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of July 1, 2011. Each director is elected for a three-year term or until such person's successor is duly elected and qualified.

Name	Age	Positions
Michael J. Hartnett	65	Chairman, President and Chief Executive Officer
Daniel A. Bergeron	51	Vice President, Chief Financial Officer and Assistant Secretary
Thomas C. Crainer	53	Vice President and General Manager
Richard J. Edwards	55	Vice President and General Manager
Thomas J. Williams	59	Corporate General Counsel & Secretary
Thomas Burigo	59	Corporate Controller
Richard R. Crowell	56	Director
Dr. Amir Faghri	60	Director
Alan B. Levine	67	Director
Dr. Thomas J. O'Brien	63	Director
Mitchell I Quain	59	Nominee for Director

Michael J. Hartnett has been the President and Chief Executive Officer since April 1992 and Chairman of the Board since June 1993. Prior to that, Mr. Hartnett served as President and General Manager of our Industrial Tectonics Bearings Corporation, or ITB, subsidiary from 1990, following eighteen years at The Torrington Company, one of the three largest bearings manufacturers in the U.S. While at The Torrington Company, Mr. Hartnett held the position of Vice President and General Manager of the Aerospace Business Unit and was, prior to that, Vice President of the Research and Development Division. Mr. Hartnett holds an undergraduate degree from University of New Haven, a Masters degree from Worcester Polytechnic Institute and a Ph.D. in Applied Mechanics from the University of Connecticut. Mr. Hartnett has also developed numerous patents, authored more than two dozen technical papers and is well known for his contributions to the field of tribology, the study of friction. Mr. Hartnett served as a director of Aftermarket Technology Corp., a publicly-held company in the business of re-manufacturing aftermarket components for automobiles until October 22, 2010, and currently serves as a director of Process Fab Inc., a private company in the business of precision manufacturing and related services. Mr. Hartnett provides our Board with significant leadership and executive experience. His proven leadership capability and his strong knowledge of the complex financial and operational issues facing mid-sized companies provides the Board with a unique and necessary perspective.

Richard R. Crowell has been a director since June 2002 and chairman of the Compensation Committee since August 2005. Mr. Crowell is currently a Partner with Vance Street Capital LLC, a private equity investment firm he founded in 2007. Previously he was a partner of Aurora Capital Group, a private equity investment firm he co-founded in 1991. Prior to establishing Aurora in 1991, Mr. Crowell was a partner of Acadia Partners, a New York-based investment fund. From 1983 to 1987, he was a Managing Director, Corporate Finance for Drexel Burnham Lambert. He serves on the Board of Visitors for the UCLA Anderson School of Management. Mr. Crowell is a director of Process Fab Inc., SEMICOA Corporation, MCSC and Klune Industries. All are private companies in the business of precision manufacturing and related services. Mr. Crowell earned an M.B.A. from UCLA's Anderson School and a B.A. from the University of California, Santa Cruz. . Mr. Crowell brings broad business, financial and executive leadership experience to the Board, developed through his leadership roles at Vance Street Capital LLC, Aurora Capital Group LLC, Acadia Partners and Drexel Burnham Lambert. He has extensive experience with a number of precision manufacturing and aerospace companies. In addition, Mr. Crowell's experience in private investment enables him to bring a valuable investor's view to our Board and his relationships across the financial community strengthens the Company's access to capital markets. His board memberships provide deep understanding of trends in the precision manufacturing and aerospace sectors, both of which present ongoing challenges and opportunities for the Company. Mr. Crowell's depth of business, operations and financial experience make him an excellent candidate as a member of our Board.

Dr. Amir Faghri has been a director at RBC Bearings Incorporated since July 2004. Dr. Faghri has served as professor of Mechanical Engineering at the University of Connecticut since 1994. He was the Dean of the School of Engineering at the University of Connecticut from 1998-2006, and the Head of the Mechanical Engineering Department from 1994-1998. While holding such academic and administrative positions as distinguished and chair professor, department head, and Dean, Dr. Faghri authored seven books and edited volumes, more than 300 archival technical publications (including 200 journal papers), and 8 U.S. patents. He has served as a consultant to several major research centers and corporations, including Los Alamos and Oak Ridge national laboratories, Exxon Mobil Corporation, and Intel Corporation. Dr. Faghri's technical productivity is further complemented by his service on the editorial boards of eight scientific journals. Dr. Faghri has received many honors and awards, including the American Institute of Aeronautics & Astronautics (AIAA) Thermophysics Award in 1988, the American Society of Mechanical Engineering (ASME) Heat Transfer Memorial Award in 1988, the ASME James Harry Potter Gold Medal in 2005, and the ASME/AIChE Max Jakob Memorial Award in 2010. Dr. Faghri received his M.S. and Ph.D. degrees from the University of California at Berkeley (1974,1976) and a B.S. with highest honors from Oregon State University (1973). As former Dean of the School of Engineering at the University of Connecticut from 1998-2006, with financial oversight responsibilities for all engineering departments and research centers, Dr. Faghri provides the Company with a wealth of valuable executive and engineering experience. His association with U.S. companies and global academia provides the Company with valuable state of the art engineering resources and workforce development. Dr. Faghri's depth of technology, business and financial experience make him an excellent candidate as a member of our Board.

Alan B. Levine has been a director and chairman of our Audit Committee since October 2005. Mr. Levine served as Chief Financial Officer and Director of Virtual Access Networks, Inc. (2001 to 2002) and Chief Financial Officer and Treasurer of Marathon Technologies Corporation (1998 to 2001). He was also a member of the Board of Directors and Audit Committee Chair of MCK Communications before the company's merger in November 2003. Prior to this, Mr. Levine was with Ernst & Young LLP from 1974 to 1998, and was Partner from 1986 to 1998, where he established and directed an Entrepreneurial Services practice. From January 2007 until July, 2011, he served as Vice President and Chief Financial Officer of the Graduate Management Admission Council. He is currently retired. He is a former Director and Audit Committee Chair of Nextera Enterprises, Inc.. Mr. Levine earned a Bachelor of Arts degree from the University of Vermont. He also holds a Master of Accounting degree from the University of Arizona and was a certified public accountant. As chairman of our Audit Committee Mr. Levine has demonstrated that he is valuable to the Audit Committee's function. He is the Company's designated "audit committee financial expert" as defined by SEC regulations. Mr. Levine brings to the Board extensive demonstrated expert knowledge and experience in accounting and finance from his Master of Accounting degree and as a former partner with Ernst & Young LLP and former Chief Financial Officer. This knowledge and experience gives Mr. Levine a perspective that he is able to use to help the Audit Committee and Board understand the highly technical issues management confronts on a daily basis and to serve as a critical resource for management. Mr. Levine's depth of business, accounting and financial experience make him an excellent candidate as a member of our Board.

Dr. Thomas J. O'Brien has been a director and Audit Committee member since February 2006. Dr. O'Brien has served as a professor at the University of Connecticut since 1986 and as the Head of the Finance Department from 1999 until 2007. Prior to this, Dr. O'Brien held positions at the University of North Carolina—Chapel Hill, Duke University, University of North Carolina—Charlotte and Florida State University. In addition to Dr. O'Brien's distinguished career as a professor, he has also written several books and has co-authored numerous papers and articles covering topics in finance. Dr. O'Brien earned a Bachelor of Arts degree in Economics from Davidson College. He received his MBA from the University of Pennsylvania and holds a PhD in Finance from the University of Florida. When he was elected as a director, Dr. O'Brien had established an impressive academic record in finance, and was Head of the Finance Department at the University of Connecticut. Dr. O' Brien provides the Company with a wealth of valuable academic finance knowledge and executive experience. His continuing association with the University of Connecticut provides the Company and the Audit Committee with a valuable state of the art finance resource.

Set forth below is information concerning our nominee who is not a current director.

Mitchell I. Quain has been a Partner of One Equity Partners, a private investment firm, since 2010. Mr. Quain's contract with One Equity Partners will terminate December 31, 2011. From 2006 to 2010, he was a Senior Director of ACI Capital Corp. From 2002 to 2005, he was Chairman of Register.Com, Inc., an internet services provider, and from 1997 to 2001 he was employed with ABN AMRO and its predecessors in several capacities including Vice Chairman. Mr. Quain has a B.S.E.E. in electrical engineering from the University of Pennsylvania and an M.B.A. degree from the Harvard Business School and is a Chartered Financial Analyst. Previously Mr. Quain served on the Boards of publicly traded DeCrane Aircraft Holdings, Inc., Heico Corporation and Mechanical Dynamics, Inc. Mr. Quain is currently Chairman of the Board of Directors of Magnetek, Inc., a director of Titan International, Inc., and a director of Hardinge Inc. Mr. Quain's academic background, 30 years of investing experience, working knowledge of capital markets gained from his experiences as an investment banker, his knowledge and experience as a Chartered Financial Analyst and his service as a director of other publicly-traded industrial products manufacturers, will offer a valuable resource to the Board and make him an excellent candidate as a member of our Board.

Set forth below is information concerning our executive officers who are not directors.

Daniel A. Bergeron joined us in May 2003 as Vice President, Finance. On August 5, 2003, he was appointed Vice President and Chief Financial Officer and Secretary. From November 2002 through May 2003, he served as Vice President and Chief Financial Officer of Allied Healthcare International, Inc., a publicly-held provider of healthcare staffing services. Mr. Bergeron served as Vice President and Chief Financial Officer at Paragon Networks International, Inc., a telecommunications company, from June 2000 to October 2002. From April 1998 to February 2000, he served as Vice President and Chief Financial Officer of Tridex Corporation, a publicly-held software company. From July 1987 to March 1998, Mr. Bergeron held various financial reporting positions with Dorr-Oliver Inc., an international engineering and manufacturing company, including Vice President and Chief Financial Officer from 1994 to March 1998. Mr. Bergeron holds a B.S. in Finance from Northeastern University and a M.B.A. from the University of New Haven.

Thomas C. Crainer joined us in 1986 as Plant Manager at the ITB division in California and was promoted to General Manager in 1995 and Vice President and General Manager in 2008. In 2000, Mr. Crainer became General Manager for RBC Schaublin. In 2003, he returned to the U.S. to assume additional responsibilities for our Heim Bearings, Engineered Component and Aircraft Products facilities. He had previously been employed for six years at TRW Bearing in Falconer, NY as Manufacturing Supervisor, Production Control Manager and Manufacturing Manager. He received an undergraduate degree in Business Administration from St. Bonaventure University and in 1991 he received an M.B.A. from the University of Phoenix.

Richard J. Edwards joined us as Manufacturing Manager for the Hartsville, South Carolina facility in 1990. After holding the positions of Plant Manager for the Hartsville Plant, and Director of Operations for the RBC Divisions, he was named Vice President and General Manager for the RBC Divisions in 1996. Prior to joining us, Mr. Edwards spent six years with the Torrington Company as Materials Manager, and later Plant Superintendent in the Tyger River plant. He holds a Bachelor of Science degree in Management from Arizona State University.

Thomas J. Williams joined us as Corporate General Counsel and Secretary in May 2006. From April 2001 through May 2006, he served as Assistant General Counsel of Ingersoll-Rand Company, a publicly-held manufacturing company. Mr. Williams was a member of the law firm of Pepe & Hazard LLP and was with the firm from February 1999 to April 2001. From February 1998 to February 1999, Mr. Williams was engaged in the private practice of law and financial planning. From August 1981 to February 1998, Mr. Williams served as Director of International Taxes and subsequently as Associate General Counsel and Assistant Secretary for The Stanley Works a publicly-held manufacturing company. From October 1973 to August 1981 Mr. Williams was employed by the Internal Revenue Service in Boston and New York as an Internal Revenue Agent and International Examiner. Mr. Williams holds a B.S.B.A. in Accounting from Stonehill College and a J.D. from Suffolk University and was a licensed certified public accountant.

Thomas M. Burigo joined us as Manager of Accounting in 2003. He was promoted to Director of Accounting in 2005 and to Corporate Controller in 2006. From 1999 through 2002, he was employed by BrandDirect Marketing, Inc. as Director of Financial Reporting. Mr. Burigo had previously been employed for 10 years by Caldor Corporation, a publicly-held discount retail chain, holding various accounting and financial reporting positions. He holds a Bachelor of Arts degree in Mathematics from Boston College, an M.B.A in Accounting from Iona College and is a licensed certified public accountant.

There are no family relationships between any of our directors or executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee has responsibility for determining the compensation of the Company's Chief Executive Officer (the "CEO") and for the review and approval of the CEO's recommendations regarding the compensation of other executive officers. The Compensation Committee also has the sole authority to retain and terminate any executive compensation consultants engaged to provide advice to the Compensation Committee in discharging its responsibilities and to retain other professional advisors, when necessary or appropriate. All goals and objectives and related compensation decisions regarding executive officers other than the CEO are determined in discussion with, and are based upon the recommendation of, the CEO, who is in the best position to initially assess performance. The Compensation Committee does not delegate any of this authority discussed above to any other person or persons.

The Compensation Committee evaluates the CEO's performance, and makes all determinations regarding compensation of the CEO, including the review and approval of corporate goals and objectives related to the CEO's compensation and evaluating the performance of the CEO in light of agreed upon goals and objectives and in accordance with the CEO's July 1, 2005 Employment Agreement and April 4, 2010 Employment Agreement.

The Compensation Committee, in consultation with the Board, the CEO and senior management, also has the authority to develop and approve the Company's executive compensation philosophy, including the balance between or mix of base salaries, cash and equity-based incentive compensation and other compensation components for the CEO and other executive officers. The Compensation Committee also makes recommendations to the full Board with respect to the compensation of directors for service on the Board.

Compensation Objectives and Philosophy

The Company's compensation program is designed to reward executives based on favorable performance and results. Compensation policies and plans (including benefits) are designed to attract and retain top quality and experienced executives by providing the opportunity to earn competitive cash compensation based on corporate, business unit and individual performance, plus the opportunity to accumulate stock-based wealth commensurate with the long-term growth and value created for the Company's stockholders.

The Company seeks to attract executive talent by offering competitive base salaries and annual and long-term performance incentive opportunities. The Company provides incentives that promote both the short and long-term financial and strategic objectives of the Company. Achievement of short-term objectives is rewarded through base salary and annual performance incentives, while long-term incentive grants (primarily stock options and restricted stock) encourage executives to focus on and align themselves with the Company's long-term goals as well. These incentives are based on financial objectives of importance to the Company, including revenue and earnings growth and creation of stockholder value. The Company's compensation program also accounts for individual performance, which enables the Company to differentiate among executives and emphasize the link between personal performance and compensation.

The Compensation Committee compares the Company's senior management compensation levels with those of a peer group of companies in industries related to the Company and similar-size companies in the bearings industry.

The companies in such peer group of companies are:

Bucyrus International Inc.
Circor International Inc
Ducommun Inc.
Flow International Corp.
Foster (LB) Co.
Franklin Electric Co. Inc.
GSI Group Inc.
Hardinge Inc.
Heico Corp.
Intermagnetics General Corp.
Kaydon Corp.
MKS Instruments Inc.
Newport Corp.
NN Inc.
Rofin Sinar Technologies Inc.
Twin Disc Inc.

In addition, the Compensation Committee and senior management periodically review the effectiveness and competitiveness of the Company's executive compensation structure with the assistance of independent consultants. Such consultants generally report directly to the Compensation Committee; however, senior management has engaged, and may in the future engage, compensation consultants, subject to Compensation Committee approval and oversight.

The key elements of executive compensation are base salary, annual performance incentive awards and long-term incentive awards. The Compensation Committee targets the base salary element to deliver compensation to each executive and all executives as a group within the mid-level range of compensation for persons having similar responsibilities at companies in the comparison group. The Compensation Committee targets the annual performance incentive awards and long-term incentive awards elements to deliver compensation to each executive and all executives as a group that exceeds industry average ranges of compensation for persons having similar responsibilities at companies in the comparison group based on an assessment of performance by the CEO. Based on the last competitive compensation assessment conducted by compensation consultants for the Company, such incentive awards were targeted at the 60th percentile of industry average ranges in the aggregate as a group.

Compensation Program Components

The Compensation Committee regularly reviews and updates the Company's compensation program for the CEO and other executive officers to ensure that compensation levels and benefits are competitive and reasonable using the guidelines described above. The particular elements of the compensation program for the CEO and other executive officers are set forth in more detail below.

Base Salaries

The base salary of the CEO is determined in accordance with the CEO's July 1, 2005 and April 4, 2010 Employment Agreements. The Compensation Committee annually reviews and approves the CEO's recommendations with respect to base salaries of other executive officers. In the case of the other executive officers, the CEO and Compensation Committee take into account the results achieved by the individual executive officer, his or her future potential, scope of responsibilities and experience and competitive salary practices. Base salary levels for the other executive officers are primarily determined by the CEO and approved by the Compensation Committee at levels the CEO and Compensation Committee deem appropriate to attract and retain the level of competence necessary for the position. Annually, thereafter, base salaries for the other executive officers are determined by an assessment of the individual executive officer's sustained performance, the impact of such performance on the results of the Company, and such salary's competitive relationship to industry and market level considerations within the ranges the Compensation Committee considers reasonable and necessary for that executive officer position.

Annual Incentive Compensation Plan

Under the Company's annual incentive compensation plan, the Company pays performance-based annual incentive awards, the details of which are disclosed in the SUMMARY COMPENSATION table below, focused on matching rewards with results.

In the case of the CEO, and in accordance with the CEO's July 1, 2005and April 4, 2010 Employment Agreements, the CEO is entitled to an annual performance bonus equal to (x) a percentage of the CEO's base salary determined at the discretion of the Board of Directors if the percentage of the Company's actual EBITDA to plan is less than ninety percent and (y) an amount ranging up to two hundred percent of the CEO's base salary if the percentage of the Company's actual EBITDA to plan is one hundred ten percent or higher.

The Vice President and Chief Financial Officer, is eligible for an annual performance bonus targeted to equal fifty percent of his base salary. The bonus is determined at the discretion of the CEO if the percentage of the Company's actual EBITDA to plan is less than ninety percent and can reach up to one hundred twenty five percent of the targeted annual performance bonus if the percentage of the Company's actual EBITDA to plan is one hundred five percent or higher.

In the case of executive officers in charge of operating segments, for the Company's 2008 fiscal year and beyond, each is eligible for a cash incentive bonus targeted to equal sixty percent of base salary. The targeted percentage is made up of three elements: (1) thirty percent of base salary upon achieving one hundred percent of the established annual revenue and profit plan, with a minimum threshold of more than eighty percent of plan, and an opportunity to earn up to sixty percent of base salary if the achievement is equal to one hundred and twenty percent of plan; (2) up to fifteen percent of base salary based on year to year revenue growth achievement in excess of that percentage equal to two times U.S. Gross Domestic Product; and (3) up to fifteen percent of base salary, at the discretion of the CEO, upon achievement of acceptable customer service levels, development of human resources and the Company's overall performance.

Other executive officers are entitled to an annual performance bonus targeted to equal a percent of their base salary determined at the discretion of the CEO based on the Company's overall performance and the individual's performance.

Long-Term Equity Incentive Program

The Company's 2005 Long-Term Incentive Plan provides for grants of stock options, restricted stock and other types of equity awards for executive officers and other key managers. The objectives of the 2005 Long-Term Incentive Plan are to align management and stockholder long-term interests by creating a strong and direct long-term relationship between executive compensation and stockholder returns. The Compensation Committee strongly believes that by providing those individuals who have substantial responsibility for the management and growth of the Company with an opportunity to increase their ownership of Company common stock, the best interests of stockholders, executive officers and key managers are more closely aligned. If equity incentives are to be awarded to executive officers, the grant is based upon the perceived incentive that grant will provide and the benefits that the grant may have on long-term stockholder value. The determination of the number of shares granted is based upon the level and contribution of the employee. Our directors, executive officers and certain other employees are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

The Compensation Committee generally provides that equity incentives vest over a period of three to five years which increases the long-term aspect of these awards. As a result of the extended vesting schedule, the dollar value of these stock-based incentives can appreciate to substantial amounts since there is a longer time period for the Company stock price to appreciate. Further, the Compensation Committee believes that the extended vesting of equity incentives also promotes retention and spreads compensation expense over a longer term. This expense is amortized over the vesting period of the equity incentive subject to the provisions of Financial Accounting Standard (FAS) 123(R) (now Accounting Standards Codification (ASC) 718). Because the Company's tax deduction is based on the fair market value at the time restrictions lapse, the after-tax cost of this program can be very favorable to the Company based on future appreciation of Company common stock.

Stock Options

Executives (including the executive officers) receive nonqualified stock options that:

- have an exercise price equal to the fair market value of common stock on the date of grant;
- typically vest over a three to five-year period in equal amounts each year; and
- expire seven years after the date of grant.

Under accounting rules, the value of the stock options at the time of grant is expensed over the vesting period in the year the options are earned. When executives exercise stock options, they are taxed at ordinary income tax rates (subject to withholding) and the Company receives a corresponding tax deduction.

Restricted Shares

Executives (including certain executive officers) receive restricted shares that typically vest over a three to five year period in equal amounts each year.

Under accounting rules, the grant date fair value is expensed over the service/vesting period based on the shares that are earned. The executives are generally taxed at ordinary income tax rates (subject to withholding) when the shares vest, and the Company receives a corresponding tax deduction.

As of the end of the Company's 2011 fiscal year, there remained 610,728 shares available for issuance as restricted shares under the 2005 Long-Term Incentive Plan.

For further information regarding Base Salary, Annual Incentive and the Long-Term Equity Incentive Program for the CEO and certain other executive officers, see "Summary Compensation" below.

Retirement Plans

The Company does not maintain any pension programs for the benefit of the CEO or other executive officers. The Company has a defined contribution plan under Section 401(k) of the Code for all of its employees not covered by a collective bargaining agreement. The CEO and other executive officers are entitled to participate in this 401(k) plan on the same terms and conditions as all other eligible employees subject to a 5% of eligible employee compensation participation limit for highly compensated employees. The plan is funded by eligible participants through employee contributions and by the Company through matching contributions equal to 30% of the first 6% of eligible employee compensation. These employee matching contributions were suspended by the Company on January 1, 2009 and reinstated on April 4, 2010 by the Company through matching contributions equal to 10% of the first 3.5% of eligible employee compensation.

Supplemental Executive Retirement Plan

To attract and retain highly qualified senior management executives, the Company has adopted a Supplemental Executive Retirement Plan (the "SERP") effective September 1, 1996.. The SERP is a nonqualified supplemental pension plan for executives selected by the CEO that provides pension benefits in excess of those provided by the Company's 401(k) plan discussed above. The SERP allows eligible employees to elect to defer, until termination of their employment, the receipt of up to twenty five percent of their current compensation. The Company makes contributions equal to fifty percent of the deferral amount, up to seven percent of the employees' annual compensation, which vests in full after three years of service. The SERP was amended in August 2008, allowing eligible employees to defer up to 75% of their current salary and up to 100% of bonus compensation. Also, the vesting period was reduced to one year of service.

The matching contributions were suspended by the Company on January 1, 2009 and reinstated on April 1, 2011 by the Company through matching contributions equal to 25% of the first 7% of eligible employee compensation.

Employment Agreements

On July 1, 2005, the Company entered into an employment agreement with Dr. Michael J. Hartnett, in connection with his appointment as President and CEO of the Company. A copy of the agreement is filed as Exhibit 10.19 to Amendment No. 4 to the Form S-1 Registration Statement dated August 8, 2005. On April 22, 2010 the Company entered into a new Employment Agreement with Dr. Michael J. Hartnett, effective April 4, 2010, pursuant to which Dr. Hartnett continued to be employed as President, Chief Executive Officer and Chairman of the Board. The new Employment Agreement replaced the July 1, 2005 Employment Agreement, has a two year initial term with automatic annual renewals thereafter, is substantially similar to his current Employment Agreement and provides for (i) the continuation of his current base salary and annual performance bonus formula based on the Company's performance in relation to an approved operating plan; and (ii) an amended change in control provision consistent with those provisions previously approved for other Executive Officers of the Company and discussed under "Change-in-Control Compensation Agreement". A copy of the April 4, 2010 new Employment Agreement is filed as Exhibit 10.19 to Current Report on Form 8-K dated April 26, 2010. No other executive officers have employment agreements and are employed "at will".

Perquisite Programs

The Company's executive officers are eligible to participate in the Company's broad-based benefit programs, including health, disability and life insurance, and relocation programs. The perquisites provided to the CEO are set forth in Schedule A to the CEO's July 1, 2005 Employment Agreement and the April 4, 2010 new Employment Agreement. Certain named executive officers may also receive certain Company- provided perquisites including, reimbursement of certain personal expenses, a leased vehicle or a vehicle allowance. These items are intended to provide those executives with a competitive perquisite program. For further information regarding specific perquisites provided to the named executive officers, see "Summary Compensation" below.

Change-in-Control Compensation Agreements

Change-in-control compensation agreements generally protect income for key executives who would likely be involved in decisions regarding and/or successful implementation of merger/acquisition activity and who are at risk for job loss if a takeover occurs. We believe it is in the best interests of the Company and its stockholders to have such an agreement with our CEO and other executive officers in order (i) for the Board to be able to receive and rely upon the executive's advice and counsel as to the best interests of the Company and its stockholders without concern that they might be distracted or influenced by the personal uncertainties and risks created by merger and/or acquisition proposals or threats, and (ii) to encourage them to remain with the Company and to continue to devote full attention to the Company's business.

The April 4, 2010 Employment Agreement with Michael J. Hartnett provides that in the event of his termination of employment due to a Change-in-control of the Company, he will generally be entitled to a payment equal to 2.5 times his annual base salary plus 2.5 times his target incentive compensation in effect at termination.

On February 1, 2010, the Company entered into Change in Control Letter Agreements with Daniel A. Bergeron, Thomas M. Burigo, Thomas C. Crainer, Richard J. Edwards, and Thomas J. Williams. Each Change in Control Letter Agreement entitles the executive to severance benefits if his employment with the Company is terminated under certain circumstances within 24 months after a change in control of the Company. The amount of severance will generally be equal to 150% of the executive's annual base salary plus 150% of the executive's target incentive compensation in effect at termination. In addition, each executive will be entitled to a pro-rata annual bonus for the year in which his termination of employment occurs and to continue participating in the Company's welfare benefit programs for up to 18 months following his termination of employment. The Change in Control Letter Agreements also commit the executives to remain employed with the Company in the event of a tender or exchange offer and includes a non-compete covenant for 12 months following the executive's termination of employment due to a change in control.

The form of the Change in Control Letter Agreement entered into with each of the named executives is attached as Exhibit 10.1 to Form 10-Q filed February 1, 2010.

In addition, the restricted stock grants and stock options owned by Michael J. Hartnett and the other executive officers, contain change-in-control provisions. If a holder of these restricted stock grants or stock options ceases to be an employee because he or she is terminated without cause (as defined in the 2005 Long-Term Incentive Plan) within 18 months after a change-in-control (as defined in the 2005 Long-Term Incentive Plan), all then unvested restricted stock and stock options shall vest on the date the holder ceases to be an employee. In addition, if there is a change-in-control of the Company or similar event, the Compensation Committee may, in its discretion, provide for the lapsing of restrictions on a participant's restricted stock and the vesting of stock options on such terms and conditions as it deems appropriate.

Compensation Committee Policy Regarding Compliance with Section 162 (m) of the Code

Section 162(m) of the Code precludes a public corporation from taking a deduction for compensation in excess of $1 million in any taxable year for its chief executive officer or any of its four other highest paid executive officers, unless certain specific and detailed criteria are satisfied.

The Compensation Committee considers the anticipated tax treatment to the Company and the executive officers in its review and establishment of compensation programs and payments. The deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the Compensation Committee's control also can affect deductibility of compensation. For these and other reasons, the Compensation Committee has determined that it will not necessarily seek to limit executive compensation to that deductible under Section 162(m) of the Code.

Incentive bonus payments and restricted stock grants paid or awarded by the Company up until fiscal year 2010 were exempt from the deduction limitations under Section 162(m) pursuant to exceptions set forth in the Regulations issued pursuant to Section 162(m). The Company is requesting approval in Item 3 to address the future deductibility of incentive bonus and restricted stock grants as discussed in such Item 3.

The Compensation Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of the Company and its stockholders.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for fiscal 2011 were Richard R. Crowell, Alan B. Levine and Amir Faghri. No member of the Compensation Committee was at any time during fiscal 2011 or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure as a related-party transaction in the section "Certain Relationships and Related Transactions" of this proxy statement. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board or the Compensation Committee during fiscal 2011.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and discussion, the members of the Compensation Committee identified below recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee of the Board of RBC Bearings Incorporated

Richard R. Crowell (Chairman)
Alan B. Levine
Dr. Amir Faghri

SUMMARY COMPENSATION

Name and Principal Position (a)	Year (b)	Salary ($) (c)(1)	Bonus ($) (d)(2)	Stock Awards ($) (e)(3)	Option Awards ($) (f)(3)	Non-Equity Incentive Plan Compensation ($) (g)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Michael J. Hartnett	2011	727,304	500,000	826,000	-	- (10)	-	65,384 (5)	2,118,688
	2010	643,580	-	568,250	846,000	-	-	31,483 (5)	2,089,313
	2009	668,156	-	509,250	767,000	830,142	-	48,887 (5)	2,823,435
Daniel A. Bergeron	2011	278,231	-	-	-	- (10)	-	1,522 (6)	279,753
	2010	248,200	-	68,190	169,200	50,000	-	6,000 (6)	541,590
	2009	260,000	-	61,110	153,400	90,000	-	20,930 (6)	585,440
Thomas C. Crainer	2011	268,385	-	-	-	- (10)	-	7,165 (7)	275,550
	2010	240,986	-	68,190	211,500	50,000	-	6,647 (7)	577,323
	2009	255,000	-	61,110	191,750	114,750	-	19,423 (7)	642,033
Richard J. Edwards	2011	255,077	-	-	-	- (10)	-	7,494 (8)	262,571
	2010	230,320	-	68,190	169,200	25,000	-	7,417 (8)	500,127
	2009	245,000	-	61,110	153,400	50,000	-	16,432 (8)	525,942
Thomas J. Williams	2011	215,677	-	-	-	- (10)	-	- (9)	215,677
	2010	194,465	-	34,095	84,600	45,000	-	- (9)	358,160
	2009	206,625	-	30,555	76,700	45,000	-	2,402 (9)	361,282

(1) Column (c) includes amounts deferred by the officer pursuant to a 401(k) Plan.

(2) Bonus for fiscal 2011 was paid pursuant to an employment agreement dated April 4, 2010. Bonuses for fiscal 2010 and fiscal 2009 were paid under the Company's incentive compensation plan and are reflected in column (g).

(3) The amounts in columns (e) and (f) represent the fair market value on the date of grant of restricted shares and non qualified stock options granted each year. For additional information on the valuation assumptions regarding the restricted stock and stock option awards, refer to Note 16 to our financial statements for fiscal 2011 included in the Company's Annual Report on Form 10-K filed with the SEC on May 27, 2011.

(4) The amounts in column (g) consist of annual cash bonuses earned in fiscal 2011, fiscal 2010 and fiscal 2009 and paid in the following fiscal year under the Company's incentive compensation plan. See also note (10) below. For fiscal 2009, Mr. Crainer's and Mr. Edwards' bonus includes the maximum earned portion under element (3) of their bonus formula based on a subjective evaluation of performance by the CEO. For fiscal 2010, Mr. Crainer's bonus includes 55% of the maximum earned portion under element (3) of his bonus formula based on a subjective evaluation of performance by the CEO. For fiscal 2010, Mr. Edwards' bonus includes 65% of the maximum earned portion under element (3) of his bonus formula based on a subjective evaluation of performance by the CEO.

(5) Consists of a leased vehicle of $3,024 in fiscal 2011, $1,483 in fiscal 2010 and $2,278 in fiscal 2009, healthcare expense reimbursements of $12,360 in fiscal 2011 and $16,609 in fiscal 2009 and reimbursement of personal expenses per Mr. Hartnett's employment agreements of $50,000 in fiscal 2011 and $30,000 in fiscal 2010 and fiscal 2009.

(6) Consists of a leased vehicle of $1,522 in fiscal 2011, a vehicle allowance of $6,000 in fiscal 2010 and fiscal 2009, employer match contributed to Mr. Bergeron's SERP account of $12,024 in fiscal 2009 and employer match contributions to Mr. Bergeron's 401(k) account of $2,906 in fiscal 2009.

(7) Consists of Company-paid life insurance premiums of $1,120 in fiscal 2011, $783 in fiscal 2010 and fiscal 2009, a leased vehicle of $1,783 in fiscal 2011, $1,343 in fiscal 2010 and $1,204 in fiscal 2009, healthcare expense reimbursements of $4,262 in fiscal 2011, $4,521 in fiscal 2010 and $4,968 in fiscal 2009, employer match contributed to Mr. Crainer's 401(k) account of $598 in fiscal 2009 and employer match contributed to Mr. Crainer's SERP account of $11,870 in fiscal 2009.

(8) Consists of Company-paid life insurance premiums of $1,805 in fiscal 2011, fiscal 2010 and fiscal 2009, a leased vehicle of $5,689 in fiscal 2011, $5,612 in fiscal 2010 and $5,230 in fiscal 2009, employer match contributed to Mr. Edwards' 401(k) account of $3,209 in fiscal 2009 and employer match contributed to Mr. Edwards' SERP account of $6,188 in fiscal 2009.

(9) Consists of employer match contributed to Mr. Williams' 401(k) account of $2,402 in fiscal 2009.

(10) Cash bonuses for fiscal 2011, if any, will be determined at the next meeting of Compensation Committee scheduled for October 2011.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Stock Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(8)	(#)	($/Sh)(8)	($)(9)
Michael J. Hartnett	-	(1)	762,693(2)	1,525,386(3)	-	-	-	-	-	-	-
	4/22/2010	-	-	-	-	-	-	25,000	-	-	826,000
Daniel A. Bergeron	-	(4)	146,250(5)	182,813(6)	-	-	-	-	-	-	-
Thomas C. Crainer	-	-	169,500(7)	-	-	-	-	-	-	-	-
Richard J. Edwards	-	-	160,200(7)	-	-	-	-	-	-	-	-
Thomas J. Williams	-	-	90,000(10)	-	-	-	-	-	-	-	-

(1) Under the Annual Incentive Compensation Plan, if the target is not met, the amount of the award is at the discretion of the Board of Directors. For fiscal 2011 the Company EBITDA performance was equal to 118.5% of plan.

(2) Equals 100% of base salary (90% to 99.9% of EBITDA to plan).

(3) Equals 200% of base salary (110% or greater of EBITDA to plan). (The payout would equal 150% of base salary if the Company achieves 100% to 109.9% of EBITDA to plan).

(4) If the target is not met, the amount of the award is at the discretion of the CEO.

(5) Equals 50% of base salary (90% to 104.9% of EBITDA to plan).

(6) Equals 125% of target (105% or higher of EBITDA to plan).

(7) Target is 60% of base salary. The targeted percentage is made up of three elements: (1) thirty percent of base salary upon achieving one hundred percent of the established annual revenue and profit plan, with a minimum threshold of more than eighty percent of plan and an opportunity to earn up to sixty percent of base salary if the achievement is equal to one hundred and twenty percent of plan; (2) up to fifteen percent of base salary based on year to year revenue growth achievement in excess of that percentage equal to two times U.S. Gross Domestic Product; and (3) up to fifteen percent of base salary, at the discretion of the CEO, upon achievement of acceptable customer service levels, development of human resources and the Company's overall performance. For fiscal 2010, Mr. Crainer's bonus includes 55% of the maximum earned portion under element (3) based on a subjective evaluation of performance by the CEO. For fiscal 2010, Mr. Edwards' bonus includes 65% of the maximum earned portion under element (3) based on a subjective evaluation of performance by the CEO.

(8) Awarded under the 2005 Long-Term Equity Incentive Program.

(9) Awarded under the 2005 Long-Term Equity Incentive Program. The Grant Date Fair Value of restricted stock awards is based on the grant date closing price of $33.04.

(10) Target is 40% of base salary. The actual amount is determined at the discretion of the CEO based on the Company's overall performance and the individual's performance.

The following descriptions of our equity plans and employment agreements with Mr. Hartnett is necessary to an understanding of the Summary Compensation Table and Grants of Plan Based Awards Table above.

Mr. Hartnett Employment Agreement

On July 1, 2005, we entered into an employment agreement with Mr. Hartnett. Under the terms of the employment agreement, Mr. Hartnett was employed as our Chief Executive Officer. On April 22, 2010 the Company entered into a new Employment Agreement with Mr. Hartnett, effective April 4, 2010, pursuant to which Mr. Hartnett will continue to be employed as President, Chief Executive Officer and Chairman of the Board. The new Employment Agreement replaces the July 1, 2005 Employment Agreement. Mr. Hartnett's new Employment Agreement has a two year initial term with automatic annual renewals thereafter.

Mr. Hartnett's current employment agreement provides for a base salary effective April 4, 2010 of $60,531 per month. Mr. Hartnett's base salary is subject to an automatic annual increase effective December 1 of each year in a percentage amount equal to the greater of (i) five percent (5%) or (ii) the percentage change in the consumer price index for the prior year. Mr. Hartnett's base salary as of July 1, 2011 is equal to $63,558 per month. Mr. Hartnett is also entitled to an annual performance bonus with respect to each fiscal year during which he remains an employee in an amount determined as a percentage of Mr. Hartnett's base salary, based on the amount by which our performance exceeds (or fails to meet) EBITDA targets in an operating plan. Upon signing the current employment agreement, Mr. Hartnett was provided with a $500,000 retention payment and 25,000 share restricted stock grant.

Mr. Hartnett's current employment agreement also contains non-competition provisions prohibiting Mr. Hartnett from competing against us during the term of the employment agreement and for two years thereafter without our prior written consent. Mr. Hartnett is also entitled to certain additional benefits (beyond those generally available to our employees) including medical and hospitalization insurance and additional life insurance. We are also required to maintain an apartment in Los Angeles for use by Mr. Hartnett while on business.

1998 Stock Option Plan

Effective February 18, 1998, we adopted the RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 1998 Stock Option Plan. The terms of the 1998 option plan provide for the grant of options to purchase up to 8,413,900 shares of common stock to officers and employees of, and consultants (including members of the Board) to the Company and our subsidiaries. Options granted may be either incentive stock options (under Section 422 of the Code) or non-qualified stock options. The 1998 option plan is to be administered by our Board or a committee to which the Board delegates its responsibilities. As of July 1, 2011, there were no outstanding options. The 1998 Stock Option Plan has been frozen and no additional stock options will be awarded pursuant to the plan.

The exercise price of options granted under the 1998 option plan was determined by our Board, but in no event was less than 100% of the Fair Market Value (as defined in the 1998 option plan) of the common stock on the date of grant. Options granted under the 1998 option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.

The 1998 Stock Option Plan provides that the number of shares for which outstanding options shall be exercisable, and the exercise price thereof, shall be adjusted upon the happening of stock dividends, stock splits, recapitalizations and certain other capital events regarding our Company or the common stock. Upon any merger, consolidation or combination where shares of common stock are converted into cash, securities or other property, outstanding options shall be converted into the right to receive upon exercise the consideration as would have been payable in exchange for the shares of common stock underlying such options had such options been exercised prior to such event.

Options granted under the 1998 option plan are not transferable by the holders thereof except by the laws of descent and distribution. Our Board has the right to establish such rules and regulations concerning the 1998 option plan and to make such determinations and interpretations of the terms thereof as it deems necessary or advisable.

2001 Stock Option Plan

The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan was adopted in fiscal 2002 and amended and restated on October 24, 2003. The terms of the 2001 option plan provide for the grant of options to purchase up to 1,008,553 shares of common stock to officers and employees of, and consultants (including members of our Board) to, the Company and our subsidiaries selected by the CEO to participate in the plan. Options granted may be either incentive stock options (under Section 422 of the Code) or non-qualified stock options. The 2001 option plan, which expires in July 2011, is to be administered by our Board or a committee to which the Board delegates its responsibilities. As of July 1, 2011, there were outstanding options to purchase 107,300 shares of common stock granted under the 2001 option plan, all of which were exercisable. The 2001 Stock Option Plan has been frozen and no additional stock options will be awarded pursuant to the plan.

The exercise price of options granted under the 2001 option plan was determined by the Board, but in no event was less than 100% of the Fair Market Value (as defined in the 2001 option plan) of the common stock on the date of grant. Options granted under the 2001 option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.

The 2001 Stock Option Plan provides that the number of shares for which outstanding options shall be exercisable, and the exercise price thereof, shall be adjusted upon the happening of stock dividends, stock splits, recapitalizations and certain other capital events regarding our Company or the common stock. Upon any merger, consolidation or combination where shares of common stock are converted into cash, securities or other property, outstanding options shall be converted into the right to receive upon exercise the consideration as would have been payable in exchange for the shares of common stock underlying such options had such options been exercised prior to such event.

Options granted under the 2001 option plan are not transferable by the holders thereof except (1) by the laws of descent and distribution, (2) transfers to members of any holder's immediate family (which for purposes of the 2001 option plan shall be limited to the participant's children, grandchildren and spouse), (3) to one or more trusts for the benefit of such family members, or (4) to partnerships or limited liability companies in which such family members and/or trusts are the only partners or members; provided, that options may be transferred pursuant to sections (2) through (4) hereof only if the option expressly so provides, or as otherwise approved by the CEO or the Board in their discretion. Our Board has the right to establish such rules and regulations concerning the 2001 option plan and to make such determinations and interpretations of the terms thereof as it deems necessary or advisable.

2005 Long-Term Equity Incentive Plan

We adopted our 2005 Long-Term Incentive Plan effective upon the completion of our initial public offering in August 2005. The plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

2,939,170 shares of our common stock were authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock.

Of this amount, 683,502 options were awarded to Mr. Hartnett at the time of our initial public offering in August 2005 at the offering price of $14.50 per share and the remainder was reserved for grants to our employees and directors at the discretion of our Compensation Committee. . During fiscal 2009, the Company issued an additional 198,500 options and 43,500 restricted stock grants. During fiscal 2010, the Company issued an additional 363,000 options and 41,000 restricted stock grants. During fiscal 2011, the Company did not issue additional stock options or restricted stock grants. As of July 1, 2011, the 2005 Long-Term Incentive Plan had 796,078 stock options or other equity awards available for issuance. We may grant shares of restricted stock to our employees and directors in the future under the plan. Our Compensation Committee administers the plan. Our Board also has the authority to administer the plan and to take all actions that the Compensation Committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee.

Stock Options. Under the plan, the Compensation Committee or the Board may award grants of incentive stock options and other non-qualified stock options. The Compensation Committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The Compensation Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan (other than the initial award to Mr. Hartnett discussed above), and it may not award incentive stock options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of grant.

The Compensation Committee will determine the exercise price and term of any option in its discretion, provided that, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. In the case of any incentive stock option, the option must be exercised within 10 years of the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

Restricted Stock. Under the plan, the Compensation Committee may award restricted stock, subject to the conditions and restrictions, and for the duration that it determines in its discretion. 610,728 of the 796,078 shares available for issuance are available to be used for restricted stock awards.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights, or SARs, subject to the terms and conditions contained in the plan. Under the plan, the exercise price of a SAR must equal the fair market value of a share of our common stock on the date the SAR was granted. Upon exercise of a SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Performance Awards. The Compensation Committee may grant performance awards contingent upon achievement of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Amendment and Termination of the Plan. The Board may amend or terminate the plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any stock exchange or Nasdaq listing requirements. If not previously terminated by the Board, the plan will terminate on the tenth anniversary of its adoption.

On March 29, 2006, we accelerated vesting with respect to all outstanding options and warrants under our existing stock option plans. Such acceleration was approved by our Board. As of July 1, 2011, there were 1,669,902 outstanding stock options, 1,114,423 of which were exercisable.

The Company does not have an established quantitative formula to determine the number of shares of stock options and/or restricted shares granted to each named executive officer. The grants are based on the Compensation Committee's subjective evaluation based on an understanding and assessments of each individual named executive officer and a comparison to the competitive market for executive compensation. The factors taken into consideration by the Compensation Committee with respect to grants to named executive officers of stock options and/or restricted shares include the named executive's responsibilities, experience level, retention risk, tenure, job performance and achievement of short-term and long-term goals.

The Compensation Committee typically reviews approval of equity grants on an annual fiscal year basis. The timing of the meeting is scheduled to allow the Compensation Committee to review prior year performance and assemble all necessary information. Grants are generally scheduled to follow release of earnings for the applicable quarter. The date is not selected or changed to increase the value of stock option awards for executives or directors.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Hartnett	533,502	-	-	14.50	8/10/2015	-	-	-	-
	40,000	-	-	22.66	7/12/2013	-	-	-	-
	60,000	40,000(2)	-	31.91	2/12/2015	-	-	-	-
	66,667	33,333(3)	-	20.37	11/11/2015	-	-	-	-
	20,000	80,000(4)	-	22.73	11/16/2016	-		-	-
	-	-	-	-	-	10,000(17)	388,600	-	-
	-	-	-	-	-	8,333(18)	323,820	-	-
	-	-	-	-	-	16,667(26)	647,680	-	-
	-	-	-	-	-	25,000(27)	971,500	-	-
Daniel A. Bergeron	24,000	6,000 (5)	-	22.66	7/12/2013	-	-	-	-
	12,000	8,000 (6)	-	31.91	2/12/2015	-	-	-	-
	13,333	6,667 (7)	-	20.37	11/11/2015	-	-	-	-
	4,000	16,000(8)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	1,000(19)	38,860	-	-
	-	-	-	-	-	1,200(20)	46,632	-	-
	-	-	-	-	-	1,000(21)	38,860	-	-
	-	-	-	-	-	2,000(22)	77,720	-	-
Thomas C. Crainer	-	4,000(9)	-	22.66	7/12/2013	-	-	-	-
	15,000	10,000(10)	-	31.91	2/12/2015	-	-	-	-
	16,667	8,333(11)	-	20.37	11/11/2015	-	-	-	-
	5,000	20,000(12)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	1,000(19)	38,860	-	-
	-	-	-	-	-	1,200(20)	46,632	-	-
	-	-	-	-	-	1,000(21)	38,860	-	-
	-	-	-	-	-	2,000(22)	77,720	-	-
Richard J. Edwards	12,500	-	-	12.00	7/1/2012	-	-	-	-
	16,000	4,000(9)	-	22.66	7/12/2013	-	-	-	-
	7,200	4,800(13)	-	31.91	2/12/2015	-	-	-	-
	13,333	6,667(7)	-	20.37	11/11/2015	-	-	-	-
	4,000	16,000(8)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	1,000(19)	38,860	-	-
	-	-	-	-	-	800(23)	31,088	-	-
	-	-	-	-	-	1,000(21)	38,860	-	-
	-	-	-	-	-	2,000(22)	77,720	-	-
Thomas J. Williams	6,000	4,000(14)	-	31.91	2/12/2015	-	-	-	-
	6,667	3,333(15)	-	20.37	11/11/2015	-	-	-	-
	2,000	8,000(16)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	500(24)	19,430	-	-
	-	-	-	-	-	1,000(25)	38,860	-	-

(1) These amounts are based on a price per share of $38.86, the closing sales price for a share of our common stock on the last business day of fiscal 2011 (April 1, 2011) as quoted by the Nasdaq National Market.

(2) These options vest as follows: 20,000 on February 12, 2012 and 20,000 on February 12, 2013.

(3) These options vest as follows: 33,333 on November 11, 2011.

(4) These options vest as follows: 20,000 on November 16, 2011, 20,000 on November 16, 2012, 20,000 on November 16, 2013 and 20,000 on November 16, 2014.

(5) These options vest as follows: 6,000 on July 12, 2011.

(6) These options vest as follows: 4,000 on February 12, 2012, and 4,000 on February 12, 2013.

(7) These options vest as follows: 6,667 on November 11, 2011.

(8) These options vest as follows: 4,000 on November 11, 2011, 4,000 on November 11, 2012, 4,000 on November 16, 2013 and 4,000 on November 16, 2014.

(9) These options vest as follows: 4,000 on July 12, 2011.

(10) These options vest as follows: 5,000 on February 12, 2012, and 5,000 on February 12, 2013.

(11) These options vest as follows: 8,333 on November 11, 2011.

(12) These options vest as follows: 5,000 on November 16, 2011, 5,000 on November 16, 2012, 5,000 on November 16, 2013 and 5,000 on November 16, 2014.

(13) These options vest as follows: 2,400 on February 12, 2012, and 2,400 on February 12, 2013.

(14) These options vest as follows: 2,000 on February 12, 2012, and 2,000 on February 12, 2013.

(15) These options vest as follows: 3,333 on November 11, 2011.

(16) These options vest as follows: 2,000 on November 16, 2011, 2,000 on November 16, 2012, 2,000 on November 16, 2013 and 2,000 on November 16, 2014.

(17) These restricted stock awards vest as follows: 5,000 on February 12, 2012 and 5,000 on February 12, 2013.

(18) These restricted stock awards vest as follows: 8,333 on November 11, 2011.

(19) These restricted stock awards vest as follows: 1,000 on July 12, 2011.

(20) These restricted stock awards vest as follows: 600 on February 12, 2012 and 600 on February 12, 2013.

(21) These restricted stock awards vest as follows: 1,000 on November 11, 2011.

(22) These restricted stock awards vest as follows: 1,000 on November 16, 2011 and 1,000 on November 16, 2012.

(23) These restricted stock awards vest as follows: 400 on February 12, 2012 and 400 on February 12, 2013.

(24) These restricted stock awards vest as follows: 500 on November 11, 2011.

(25) These restricted stock awards vest as follows: 500 on November 16, 2011 and 500 on November 16, 2012.

(26) These restricted stock awards vest as follows: 8,334 on November 16, 2011 and 8,333 on November 16, 2012.

(27) These restricted stock awards vest as follows: 8,333 on April 4, 2011, 8,334 on April 4, 2012 and 8,333 on April 4, 2013.

OPTION EXERCISES AND STOCK VESTED

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
	(#)	($)	(#)	($)(1)
Michael J. Hartnett	-	-	21,667	768,478
Daniel A. Bergeron	-	-	3,600	120,816
Thomas C. Crainer	28,500	545,617	3,600	120,816
Richard J. Edwards	7,500	216,000	3,400	113,404
Thomas J. Williams	25,000	377,600	1,000	34,990

(1) The fair market value was based on the closing price of our common stock on the date of vesting.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Michael J. Hartnett	-	-	1,226	(727,257)	386,912
Daniel A. Bergeron	14,437	-	26,558	(13,931)	188,795
Thomas C. Crainer	17,444	-	9,103	(176,074)	189,709
Richard J. Edwards	14,503	-	4,006	(133,296)	76,308
Thomas J. Williams	18,247	-	270	-	123,053

(1) These amounts represent contributions made by each individual to the SERP. These amounts are included in the "Salary" column for each individual in the Summary Compensation Table.

(2) These amounts represent contributions made by the Company to the SERP. These amounts are included in the "All Other Compensation" column for each individual in the Summary Compensation Table.

(3) These amounts consist of appreciation (depreciation) and earnings (loss) on such individual's account under the SERP.

Supplemental Retirement Plan

Effective September 1, 1996, we adopted a non-qualified supplemental retirement plan, or SERP, for a select group of executive officers and management employees designated by our CEO. The SERP allows eligible employees to elect to defer until termination of their employment the receipt of up to 25% of their current salary. Until January 1, 2010 when the Company match was suspended, the Company made contributions equal to the lesser of 50% of the deferrals or 3.5% of the employee's annual salary, which vest in full after three years of service following the effective date of the SERP. The match was reinstated on April 1, 2011 by the Company through matching contributions equal to 25% of the first 7% of eligible employee compensation. The SERP was amended in August 2008, allowing eligible employees to defer up to 75% of their current salary and up to 100% of bonus compensation. Also, the vesting period was reduced to one year of service.

Accounts are paid, either in a lump sum or installments, upon retirement, death or termination of employment. Accounts are generally payable from our general assets. Employees' rights to receive payments are subject to the rights of our creditors.

POTENTIAL PAYMENTS UPON CHANGE-IN-CONTROL OR TERMINATION

The table below summarizes the executive benefits and payments that would have been due to the CEO and other executive officers upon termination in connection with a change-in-control or termination of employment occurring on April 2, 2011, which in the case of Mr. Hartnett are based on the provisions of his current Employment Agreement and in the case of the other Executive Officers are based on their change-in-control letter agreements.

CHANGE IN CONTROL

Benefits and Payments Upon Change-in-Control	**Named Executive Officers**				
	Michael J. Hartnett [1][2]	Daniel A. Bergeron[5]	Thomas C. Crainer[5]	Richard J. Edwards[5]	Thomas J. Williams[5]
Base salary	$ 1,906,733	$ 438,750	$ 423,750	$ 400,500	$ 337,500
Incentive compensation plans payments	10,401,735	1,007,558	1,136,745	1,005,870	527,685
Other payments	42,691	48,160	47,079	50,008	45,226
Stock options vested and value upon termination (3)	2,184,727	534,153	541,477	446,153	190,667
Restricted stock vested and value upon termination (4)	2,331,600	202,072	202,072	186,528	58,290
Total	$16,867,486	$2,230,693	$2,351,123	$2,089,059	$1,159,368

(1) On April 22, 2010, the Company entered into an employment agreement with Michael J. Hartnett, effective April 4, 2010, pursuant to which Mr. Hartnett will continue to be employed as President, CEO and Chairman of the Board of Directors of the Company. The employment agreement with Michael J. Hartnett provides that in the event of his termination of employment due to a change-in-control of the Company, he will generally be entitled to payment of his base salary and pro rata bonus through the date of termination, a severance payment of 250% of his base salary, annual bonus and annual equity awards and the continuation of certain benefits set forth in his employment agreement.

(2) The actual amount of the incentive compensation plans payment is assumed to be equal to 150% of base salary for the applicable fiscal year, in accordance with Mr. Hartnett's employment agreement, as well as equity grants equal to those awarded in the previous year.

(3) All unvested stock options granted to the named executive officers would vest upon a change-in-control.

(4) All restrictions associated with restricted stock grants would lapse upon a change of control.

(5) The other named executive officers, in the event of a change-in-control, will generally be entitled to payment of their base salary and pro rata bonus through the date of termination, a severance payment of 150% of their base salary, annual bonus and annual equity awards and the continuation of certain benefits set forth in their change-in-control agreements.

TERMINATION

The following summarizes executive benefits and payments that would have been due the CEO upon termination of employment other than due to a change-in-control occurring on April 2, 2011 . No other executive officer has an employment agreement with the Company providing for payments to them upon termination of employment other than due to a change-in-control.

Benefits and Payments Upon Termination	Named Executive Officer
	Michael J. Hartnett
Death or Disability/Without Cause (1)	
Base salary	$ 775,405
Incentive bonus payments	1,525,386
Other payments	216,624
Stock options vested and value upon termination (2)	1,906,727
Restricted stock vested and value upon termination (3)	2,331,600
Total	$ 6,755,742
With Cause (4)	
Base salary	$ 381,347
Other payments	108,312
Total	$ 489,659
Voluntary Termination (5)	
Base salary	$ 381,347
Other payments	108,312
Stock options vested and value upon termination (2)	1,906,727
Restricted stock vested and value upon termination (3)	2,331,600
Total	$4,727,986

(1) The employment agreement with Michael J. Hartnett provides that in the event of his termination of employment due to his death or disability, or without cause, he will generally be entitled to payment of his base salary plus a pro rata portion of his annual bonus plus the continuation of certain benefits for the remainder of the period ending March 31, 2012.

(2) All unvested stock options granted to Michael J. Hartnett would vest upon his death or disability.

(3) All restrictions associated with restricted stock grants would lapse upon his death or disability.

(4) The employment agreement with Michael J. Hartnett provides that in the event of his termination of employment with cause, he will generally be entitled to payment of his base salary in addition to being entitled to the continuation of certain benefits set forth in his employment agreement for six months following the date of his termination of employment.

(5) The employment agreement with Michael J. Hartnett provides that in the event of voluntary termination, he will generally be entitled to payment of his base salary in addition to being entitled to the continuation of certain benefits set forth in his employment agreement for six months following the date of his termination of employment. In addition, all restricted stock and stock options would immediately fully vest.

401(k) Plan

We maintain the Roller Bearing Company of America 401(k) Retirement Plan, or the 401(k) Plan, a plan established pursuant to Section 401(k) of the Code, for the benefit of our non-union employees. All non-union employees who have completed six months of service with us are entitled to participate. Subject to various limits, employees are entitled to defer up to 25% of their annual salary on a pre-tax basis and up to an additional 10% of their annual salary on an after-tax basis.

Effective April 3, 2004, we set matching contributions to our 401(k) Plan at a rate of 25% of an employee's pre-tax contribution up to 4% of annual salary. Effective June 1, 2007, we increased the matching contributions to our 401(k) Plan at a rate of 30% of an employee's pre-tax contribution up to 6% of annual salary. These employee matching contributions were suspended by the Company on January 1, 2009 and reinstated on April 4, 2010 by the Company through matching contributions equal to 10% of the first 3.5% of eligible employee compensation.

We also maintain four 401(k) plans for our union employees. Subject to various limits, union employees are entitled to defer up to 25% of their annual salary on a pre-tax basis. We make employer contributions (matching and, in some cases, non-elective contributions) based on requirements in applicable collective bargaining agreements.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of July 1, 2011, including the Company's 1998 Stock Option Plan, 2001 Stock Option Plan and the 2005 Long Term Incentive Plan. The Company purchases shares on the open market for issuance under its various equity plans thus minimizing any dilutive effect of such plans.

	Equity Compensation Plan Information				
	(A)		(B)	(C)	
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**		**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)**	
Equity compensation plans approved by stockholders	1,669,902	(1)	21.78	796,078	(2)

(1) The Company does not have equity compensation plans which have not been approved by the Company's stockholders.

(2) Applies to the 2005 Long Term Incentive Plan only as no further equity grants may be made under the 1998 Stock Option Plan and 2001 Stock Option Plan.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Ernst & Young LLP for fiscal 2010 and fiscal 2011.

Fee Category	Fiscal Year April 3, 2010	Fiscal Year April 2, 2011
Audit Fees	$ 906,141	$ 637,000
Audit-Related Fees	3,480	-
Tax Fees	-	-
Total Fees	$ 909,621	$ 637,000

Audit Fees: Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Tax Fees: Consists principally of fees for services provided in connection with worldwide tax planning and compliance services, expatriate tax services, and assistance with tax audits and appeals.

All audit, audit-related and tax services performed by Ernst & Young LLP in fiscal 2011 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

Pursuant to the Audit Committee charter, the Audit Committee must approve all audit engagement fees and other significant compensation to be paid to the independent auditor and the terms of such engagement. The Audit Committee's charter provides that individual engagements must be separately approved. Additionally, the Audit Committee must pre-approve any non-audit services to be provided to the Company by the independent auditor. The Audit Committee policy also requires specific approval by the Audit Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The Audit Committee charter authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

MATTERS RELATING TO AUDITORS

Audit Committee Report

The Audit Committee of the Board has reviewed and discussed the audited financial statements with management, which has represented that the financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee discussed with management the quality and acceptability of the accounting principles employed, including all critical accounting policies used in the preparation of the financial statements and related notes, the reasonableness of judgments made, and the clarity of the disclosures included in the statements.

The Audit Committee also reviewed the consolidated financial statements of the Company for fiscal 2011 with Ernst & Young LLP, the Company's independent auditors for fiscal 2011, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee has discussed with Ernst & Young LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

The Audit Committee also reviewed management's report on its assessment of the effectiveness of the Company's internal control over financial reporting and the independent public accounting firm's report on management's assessment of and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 "Independence Discussion with Audit Committees" and has discussed with Ernst & Young LLP its independence and has considered whether the provision of non-audit services by Ernst & Young LLP to the Company is compatible with maintaining Ernst & Young LLP's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended April 2, 2011 for filing with the SEC.

The Audit Committee has selected Ernst & Young LLP as the Company's independent Registered Public Accounting firm for fiscal 2012.

Respectfully submitted,

The Audit Committee of the Board of Directors of RBC Bearings Incorporated

Dr. Thomas J. O'Brien
Dr. Amir Faghri
Alan B. Levine

ITEM 4: NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Exchange Act requires the Company to hold a separate non-binding advisory stockholder vote (commonly known as a "Say on Pay" proposal) to approve the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, the Company's compensation program is designed to reward executives based on favorable performance and results. Compensation policies and plans (including benefits) are designed to attract and retain top quality and experienced executives by providing the opportunity to earn competitive cash compensation based on corporate, business unit and individual performance, plus the opportunity to accumulate stock-based wealth commensurate with the long-term growth and value created for the Company's stockholders.

The Company seeks to attract executive talent by offering competitive base salaries and annual and long-term performance incentive opportunities. The Company provides incentives that promote both the short and long-term financial and strategic objectives of the Company. Achievement of short-term objectives is rewarded through base salary and annual performance incentives, while long-term incentive grants (primarily stock options and restricted stock) encourage executives to focus on and align themselves with the Company's long-term goals as well. These incentives are based on financial objectives of importance to the Company, including revenue and earnings growth and creation of stockholder value. The Company's compensation program also accounts for individual performance, which enables the Company to differentiate among executives and emphasize the link between personal performance and compensation.

The Board believes that our compensation program for our named executive officers is appropriately based upon our performance and the individual performance and level of responsibility of the executive officers. We urge you to read the "Executive Compensation" section of this proxy statement for details on the Company's executive compensation programs.

We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement. This proposal gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion is hereby APPROVED."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. The Company, our Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officers compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The Board of Directors recommends a vote "For" the approval of the Compensation of our Named Executive Officers.

ITEM 5: NON-BINDING VOTE ON THE FREQUENCY OF STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Exchange Act requires the Company to hold a separate non-binding advisory stockholder vote to recommend, whether a non-binding stockholder vote (commonly known as "Say on Frequency") to approve the compensation of our named executive officers should occur every one, two or three years.

The Board is recommending that the advisory vote on executive officer compensation programs and policies should occur every three years. The Board's recommendation is based upon the premise that our compensation program rewards performance, with an emphasis on long-term performance. The value of the long-term incentive awards (stock options and restricted stock) depends on the Company's performance over a multi-year performance period. A vote held every three years provides the stockholders a better opportunity to assess whether the compensation program achieves its objectives. Additionally, an advisory vote every three years gives the Board and the Compensation Committee appropriate time to thoughtfully consider the results of the vote and to implement any desired changes.

This Proposal with respect to the frequency for submission of a resolution to the stockholders soliciting support for the Company's named executive officers compensation policies and programs is advisory, and thus the determination of the stockholders is not binding on the Company and the Board. This vote is not an approval or disapproval of the Board's recommendation, but a solicitation of votes for one of the four specified choices. This is an advisory vote and will not be binding on the Board or the Company, and the Board may determine that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than may be indicated by this advisory vote of our stockholders. Nevertheless, the Compensation Committee will take into account the outcome this advisory vote when considering how frequently to seek an advisory vote on Say on Pay in future years.

You have four choices with respect to indicating such frequency: 1 year; or 2 years; or 3 years; or abstain.

The Board Of Directors recommends that an advisory vote on named Executive Officer compensation be held every three years.

Stockholders are not voting to approve or disapprove the Board Of Directors' recommendation. Stockholders may choose among the four choices listed above.

ITEM 6—OTHER MATTERS

As of the date of this proxy statement, the Company knows of no business that will be presented for consideration at the 2011 annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in the manner the proxy holder considers appropriate.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2012 MEETING

Stockholder proposals intended for inclusion in the Company's proxy statement relating to the next annual meeting in 2012 must be received by the Company no later than March 28, 2012. Any such proposal must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC.

Under the Company's by-laws, proposals of stockholders not intended for inclusion in the proxy statement, but intended to be raised at the Company's regularly scheduled annual meeting of stockholders to be held in 2012, must be received by the Company not less than 60 days nor more than 90 days prior to the meeting; *provided*, *however*, that in the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made. Such proposals must also comply with the procedures outlined in the Company's by-laws, a copy of which is available upon request from the Corporate Secretary, RBC Bearings Incorporated, One Tribology Center, Oxford, CT 06478.

DIRECTOR NOMINATIONS TO BE CONSIDERED BY THE BOARD

You may nominate director candidates for consideration by the Board's Nominating and Corporate Governance Committee. Any such nomination should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth above. In addition, our by-laws permit stockholders to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver timely notice of such stockholder's intent to make such nomination in writing to the Corporate Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 days prior to the date of the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. To be in proper form, a stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a director at such meeting (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder, (B) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (C) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (D) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

The Company evaluates director nominees recommended by stockholders in the same manner in which it evaluates other director nominees. The Company has established through its Nominating and Corporate Governance Committee selection criteria that identify desirable skills and experience for prospective Board members, including consideration of the potential candidate's qualification as independent, as well as consideration of diversity, age, skills, expertise and experience in the context of the Board and other criteria determined by the Nominating and Corporate Governance Committee from time to time.

ADDITIONAL INFORMATION

The Company will bear the cost of the annual meeting and the cost of this proxy solicitation, including mailing costs. In addition to solicitation by mail, directors, officers, and regular employees of the Company may solicit proxies by telephone or otherwise, with no specific additional compensation to be paid for such services. The Company has not retained any third party to assist in this solicitation. The Company also will reimburse, upon request, all brokers and other persons holding shares of common stock for the benefit of others for their reasonable expenses in forwarding the Company's proxy materials and any accompanying materials to the beneficial owners of the Company's common stock and in obtaining authorization from beneficial owners to give proxies.

The Board knows of no matter to be brought before the annual meeting other than the matters identified in this proxy statement. If, however, any other matter properly comes before the annual meeting, the individuals named in the proxy solicited by the Board intend to vote on it on behalf of the stockholders they represent in the manner they consider appropriate.

By order of the Board of Directors,
Thomas J. Williams
Corporate Secretary

Dated: July 27, 2011

Appendix A

Directions To:

The Crowne Plaza
1284 Strongtown Road
Southbury, CT 06488

Connecticut I-84 East or West to exit 16.
Go right at the end of the exit onto Strongtown Road.
Hotel is 0.25 miles on the right.

Appendix B

RBC BEARINGS INCORPORATED EXECUTIVE OFFICER PERFORMANCE BASED COMPENSATION PLAN.

1. Purpose. The purpose of the Executive Officer Performance Based Compensation Plan (the "Plan") is to attract and retain key executives for RBC Bearings Incorporated, a Delaware corporation (the "Company"), and its Subsidiaries and to provide such persons with incentives and rewards for superior performance. Incentive bonus payments and Restricted Stock Grants made under the Plan are intended to constitute qualified "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and Section 1.162-27 of the Regulations promulgated there under, and the Plan shall be construed consistently with such intention.

2. Definitions. As used in this Plan,

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board or any other committee appointed by the Board to administer the Plan; provided, however, that in any event the Committee shall be comprised of not less than two directors of the Company, each of whom shall qualify as an "outside director" for purposes of Section 162(m) of the Code and Section 1.162-27(e)(3) of the Regulations.

"Eligible Executive" means the Company's Chief Executive Officer and any other designated executive officer of the Company that in the Committee's judgment could, in the absence of the Plan, be paid compensation the deductibility of which, to the Company, could be limited by Section 162(m) of the Code.

"Incentive Bonus" shall mean, for each Eligible Executive, a bonus opportunity amount determined by the Committee pursuant to Section 5 below.

"Restricted Stock Grant" shall mean, for each Eligible Executive, a grant of restricted stock pursuant to the Company's 2005 Long Term Incentive Plan determined by the Committee pursuant to Section 5 below.

"Management Objectives" means the achievement of a Performance Measure or Measures established pursuant to this Plan for Eligible Executives consistent with the principals approved by the Committee and described in the Company's Annual Proxy to Stockholders under "Compensation Discussion and Analysis" . Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Eligible Executive or of the Subsidiary, division, department or function within the Company or Subsidiary in which the Eligible Executive is employed. Performance Measures" shall mean for a fiscal year any one or combination of the following: "Cash Flow," "Cumulative Earnings Per Share Growth," "Customer Service Levels", "Debt (Net Debt) to Capital," Development of Human Resources", "EBIT," "EBIT Margins," "EBITDA," "EBITDA Margins," "Earnings Per Employee," "Earnings Per Share," "Free or Excess Cash Flow," "Free or Excess Cash Flow Per Share," "Interest Coverage Ratio," "Leverage Ratio," "Net Income," "Net Profit Margin," "Operating Cash Flow," "Operating Income," "Operating Margins," "Pre-Tax Profit," "Pre-Tax Profit Margin," "Profit Margin," "Return on Capital," "Return on Net Assets," "Return on Total Assets," "Return on Equity," "Sales", "Sales Growth," "Sales Per Employee," "Total Return to Stockholders," "U.S. Gross Domestic Product", "Working Capital," and "Working Capital as a Percent of Net Sales" as the Committee defines them and determines from time to time with respect to such fiscal year; provided such determination would not subject any Incentive Award to Section 162(m). Performance Measures can also be used on a continuing operations basis instead of a total Company basis as determined by the Committee.

"Regulations" mean the Treasury Regulations promulgated under the Code, as amended from time to time.

"Section 162(m)" shall mean Section 162(m) of the Code, and the Regulations, all as amended from time to time.

"Subsidiary" means a corporation, partnership, joint venture, unincorporated association or other entity in which the Company has a direct or indirect ownership or other equity interest.

3. Administration of the Plan. The Plan shall be administered by the Committee, which shall have full power and authority to construe, interpret and administer the Plan and shall have the exclusive right to establish Management Objectives and the amount of Incentive Bonus payable and Restricted Stock Grants to each Eligible Executive upon the achievement of the specified Management Objectives.

4. Eligibility. Eligibility under this Plan is limited to Eligible Executives designated by the Committee in its sole and absolute discretion. Participation in this Plan does not exclude Participants from participation in any other benefit or compensation plans or arrangements of the Company, including other bonus or incentive plans.

5. Awards.

(a) Not later than the 90th day of each fiscal year of the Company, the Committee shall establish the Management Objectives for each Eligible Executive and the amount of Incentive Bonus payable (or formula for determining such amount) and Restricted Stock Grants upon full achievement of the specified Management Objectives. The Committee may further specify in respect of the specified Management Objectives a minimum acceptable level of achievement below which no Incentive Bonus payment or Restricted Stock Grant will be made and shall set forth a formula for determining the amount of any payment to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified Management Objectives. The Committee may not modify any terms of awards established pursuant to this section, except to the extent that after such modification the Incentive Bonus or Restricted Stock Grant would continue to constitute qualified "performance-based compensation" for purposes of Section 162(m) of the Code.

(b) Notwithstanding any other provision of the Plan to the contrary, in no event shall the Incentive Bonus paid to an Eligible Executive under the Plan for a year exceed $3,000,000.

(c) Notwithstanding any other provision of the Plan to the contrary, in no event shall a Restricted Stock Grant to an Eligible Executive under the Plan for a year exceed 100,000 shares.

6. Committee Certification. As soon as reasonably practicable after the end of each fiscal year of the Company, the Committee shall determine whether the Management Objective has been achieved and the amount of the Incentive Bonus to be paid and Restricted Stock Grants to each Eligible Executive for such fiscal year and shall certify such determinations in writing.

7. Payment of Incentive Bonuses, Timing of Restricted Stock Grants. Subject to a valid election made by an Eligible Executive with respect to the deferral of all or a portion of his or her Incentive Bonus, Incentive Bonuses shall be paid and Restricted Stock Grants made as determined by the Committee.

8. No Right to Bonus or Restricted Stock Grants for Continued Employment. Except as separately stated pursuant to a written agreement, neither the establishment of the Plan, the provision for or payment of any amounts hereunder nor any action of the Company, the Board or the Committee with respect to the Plan shall be held or construed to confer upon any person (a) any legal right to receive, or any interest in, an Incentive Bonus or Restricted Stock Grant or any other benefit under the Plan or (b) any legal right to continue to serve as an officer or employee of the Company or any Subsidiary of the Company.

9. Withholding. The Company shall have the right to withhold, or require an Eligible Executive to remit to the Company, an amount sufficient to satisfy any applicable federal, state, local or foreign withholding tax requirements imposed with respect to the payment of any Incentive Bonus or Restricted Stock Grant.

10. Nontransferability. Except as expressly provided by the Committee, the rights and benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

11. Effective Date. Subject to its approval by the stockholders, this Plan shall remain effective until the first stockholders' meeting in 2016, subject to any further stockholder approvals (or reapprovals) mandated for performance-based compensation under Section 162(m) of the Code, and subject to the right of the Board to terminate the Plan, on a prospective basis only, at any time.

12. Term. The Plan shall be effective as of April 3, 2011 (the "Effective Date"), and shall be applicable for fiscal year 2012 and all future fiscal years of the Company unless amended or terminated by the Company pursuant to Section 15.

13. Administration and Interpretation. The Plan shall be administered by the Committee, which shall have the sole authority to make rules and regulations for the administration of the Plan. The interpretations and decisions of the Committee with regard to the Plan shall be final and conclusive. The Committee may request advice or assistance or employ such persons (including, without limitation, legal counsel and accountants) as it deems necessary for the proper administration of the Plan.

14. Administrative Expenses. Any expense incurred in the administration of the Plan shall be borne by the Company out of its general funds.

15. Amendment or Termination. The Committee may from time to time amend the Plan in any respect or terminate the Plan in whole or in part, provided that no such action shall increase the amount of any Incentive Award or Restricted Stock Grant for which performance goals have been established but which has not yet been earned or paid.

16. No Assignment. The rights hereunder, including without limitation rights to receive an Incentive Award or Restricted Stock Grant, shall not be pledged, assigned, transferred, encumbered or hypothecated by an employee of the Company.

17. The Company. For purposes of this Plan, the "Company" shall include the successors and assigns of the Company, and this Plan shall be binding on any corporation or other person with which the Company is merged or consolidated.

18. No Right to Employment. The designation of an employee as a Participant or grant of an Incentive Award or Restricted Stock Grant shall not be construed as giving a Participant the right to be retained in the employ of the Company or any affiliate or subsidiary.

19. Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Connecticut and applicable federal law.

20. No Trust. Neither the Plan nor any Incentive Award or Restricted Stock Grant shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Participant. To the extent any Participant acquires a right to receive payments from the Company in respect to any Incentive Award or Restricted Stock Grant, such right shall be no greater than the right of any unsecured general creditor or stockholder of the Company as the case may be.

21. Section 162(m). It is the intention of the Company that all payments made under the Plan be excluded from the deduction limitations contained in Section 162(m). Therefore, if any Plan provision is found not to be in compliance with the "performance-based" compensation exception contained in Section 162(m), that provision shall be deemed amended so that the Plan does so comply to the extent permitted by law and deemed advisable by the Committee, and in all events the Plan shall be construed in favor of its meeting the "performance-based" compensation exception contained in Section 162(m).

22. Stockholder Approval. To the extent required by Section 162(m), this Plan shall be submitted for approval to the stockholders of the Company at the Company's 2011 Annual Meeting of Stockholders and shall be resubmitted to such stockholders periodically as required by Section 162(m).

RBC BEARINGS INCORPORATED

PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.

The board of directors recommends you vote "**FOR**" the following:

1. Election of Directors:

Nominees:

For All	**Withhold All**	**For All Except**
☐	☐	☐

1. Mitchell I. Quain 2. Dr. Amir Faghri 3. Dr. Michael J. Hartnett.

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

NOTE: Nominee 1 for Election in Class II for a One-year Term Expiring at our 2012 Annual Meeting. Nominees 2 and 3 for Election in Class III for a Three-year Term Expiring at our 2014 Annual Meeting.

---

2. To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year 2012.

For	**Against**	**Abstain**
☐	☐	☐

3. To approve the Executive Officer Performance Based Compensation Plan..

For	**Against**	**Abstain**
☐	☐	☐

4. To approve the compensation of our named executive officers.

For	**Against**	**Abstain**
☐	☐	☐

The Board of Directors recommends you vote 3 YEARS on the following proposal:

		1 year	**2 years**	**3 years**	**Abstain**
5	Advisory vote on the frequency of the advisory vote on executive compensation.	☐	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address change/comments, mark here.
(see reverse for instructions)

Please indicate if you plan to attend this meeting

Yes	No
☐	☐

Signature [PLEASE SIGN WITHIN BOX] ______________________ Date: ______________________

Signature (Joint Owners) ______________________ Date: ______________________

RBC BEARINGS INCORPORATED

PROXY FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder(s) of RBC Bearings Incorporated, a Delaware corporation (the "Company"), hereby revoking any proxy heretofore given, does hereby appoint Michael J. Hartnett, Daniel A. Bergeron and Thomas J. Williams, and each of them, with full power to act alone, the true and lawful attorneys-in-fact and proxies of the undersigned, with full powers of substitution, and hereby authorize(s) them and each of them, to represent the undersigned and to vote all shares of common stock of the Company that the undersigned is entitled to vote at the 2011 Annual Meeting of Stockholders of the Company to be held on September 7, 2011 at 9:00 a.m., local time, at The Crowne Plaza, 1284 Strongtown Road, Southbury, Connecticut 06488, and any and all adjournments and postponements thereof, with all powers the undersigned would possess if personally present, on the following proposals, each as described more fully in the accompanying proxy statement, and any other matters coming before said meeting.

ADDRESS CHANGE / COMMENTS/:

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____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended April 2, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________to _________

Commission file number 333-124824

RBC BEARINGS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-4372080** (I.R.S. Employer Identification No.)
One Tribology Center, Oxford, CT (Address of principal executive offices)	**06478** (Zip Code)

(203) 267-7001
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, Par Value $0.01 per Share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's Class A Common Stock held by non-affiliates of the registrant on October 2, 2010 (based on the October 1, 2010 closing sales price of $34.03 of the registrant's Class A Common Stock, as reported by the Nasdaq National Market) was approximately $741,104,000.
Number of shares outstanding of the registrant's Class A Common Stock at May 19, 2011:
21,923,703 Shares of Class A Common Stock, par value $0.01 per share.

Documents Incorporated by Reference:
Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's Annual Meeting of Shareholders to be held September 7, 2011 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1	Business	1
Item 1A	Risk Factors	6
Item 1B	Unresolved Staff Comments	13
Item 2	Properties	14
Item 3	Legal Proceedings	14
Item 4	Submission of Matters to a Vote of Security Holders	15
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6	Selected Financial Data	18
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8	Financial Statements and Supplementary Data	32
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	58
Item 9A	Controls and Procedures	58
Item 9B	Other Information	61
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	61
Item 11	Executive Compensation	61
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	61
Item 13	Certain Relationships, Related Transactions and Director Independence	61
Item 14	Principal Accounting Fees and Services	61
PART IV		
Item 15	Exhibits and Financial Statement Schedules	61
Signatures	Signatures	64

PART I

ITEM 1. BUSINESS

RBC Bearings Incorporated

We are an international manufacturer and marketer of highly engineered precision plain, roller and ball bearings. Bearings, which are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on highly technical or regulated bearing products for specialized markets that require sophisticated design, testing and manufacturing capabilities. We believe our unique expertise has enabled us to garner leading positions in many of the product markets in which we primarily compete. We have been providing bearing solutions to our customers since 1919. Over the past ten years, we have significantly broadened our end markets, products, customer base and geographic reach. We currently have 25 facilities of which 23 are manufacturing facilities in four countries.

The Bearing Industry

The bearing industry is a fragmented multi-billion dollar market. Purchasers of bearings include producers of commercial and military aerospace equipment, automotive and commercial truck manufacturers, industrial equipment and machinery manufacturers, agricultural machinery manufacturers and construction, mining and specialized equipment manufacturers.

Demand for bearings in the diversified industrial market is influenced by growth factors in industrial machinery and equipment shipments and construction, mining, energy and general industrial activity. In addition, usage of existing machinery will impact aftermarket demand for replacement bearing products. In the aerospace market, aging of the existing commercial aircraft fleet along with carrier traffic growth determines demand for our bearing solutions. Lastly, activity in the defense market is being influenced by modernization programs necessitating increased spending on new equipment, as well as continued utilization of deployed equipment supporting aftermarket demand for replacement bearings.

Customers and Markets

We serve a broad range of end markets where we can add value with our specialty, precision bearing products and applications. We classify our customers into two principal categories: diversified industrial and aerospace and defense. These principal end markets utilize a large number of both commercial and specialized bearing products. Although we provide a relatively small percentage of total bearing products supplied to each of our overall principal markets, we believe we have leading market positions in many of the specialized bearing product markets in which we primarily compete. Financial information regarding geographic areas is set forth in Part II, Item 8. "Financial Statements and Supplementary Data," Note 19 "Reportable Segments."

- ***Diversified Industrial Market (53% of net sales for the fiscal year ended April 2, 2011)***

We manufacture bearing products for a wide range of diversified industrial markets, including construction and mining, oil and natural resource extraction, heavy truck, packaging and semiconductor machinery. Nearly all mechanical devices and machinery require bearings to relieve friction where one part moves relative to another. Our products target market applications in which our engineering and manufacturing capabilities provide us with a competitive advantage in the marketplace.

Our largest diversified industrial customers include AxleTech International, Caterpillar, Dana, Komatsu America, National Oilwell Varco and various aftermarket distributors including Applied Industrial, Kaman Corporation and Motion Industries. We believe that the diversification of our sales among the various segments of the industrial bearings market reduces our exposure to downturns in any individual market. We believe opportunities exist for growth and margin improvement in this market as a result of the introduction of new products and the expansion of aftermarket sales.

- ***Aerospace and Defense Market (47% of net sales for the fiscal year ended April 2, 2011)***

We supply bearings for use in commercial, private and military aircraft. We supply bearings for many of the commercial aircraft currently operating worldwide and are the primary supplier for many of their product lines. This includes military contractors for airplanes, helicopters and missile systems. Commercial aerospace customers generally require precision products, often of special materials, made to unique designs and specifications. Many of our aerospace bearing products are designed and certified during the original development of the aircraft being served, which often makes us the primary bearing supplier for the life of the aircraft.

We manufacture bearing products used by the U.S. Department of Defense and certain foreign governments for use in fighter jets, troop transports, naval vessels, helicopters, gas turbine engines, armored vehicles, guided weaponry and satellites. We manufacture an extensive line of standard products that conform to many domestic military application requirements, as well as customized products designed for unique applications. We specialize in the manufacture of high precision ball and roller bearings, commercial ball bearings and metal-to-metal and self-lubricating plain bearings for the defense market. Our bearing products are manufactured to conform to U.S. military specifications and are typically custom designed during the original product design phase, which often makes us the sole or primary bearing supplier for the life of the product. In addition to products that meet military specifications, these customers often require precision products made of specialized materials to custom designs and specifications. Product approval for use on military equipment is often a lengthy process ranging from six months to six years.

Our largest aerospace and defense customers include Airbus, BAE Systems, Boeing, Embraer, General Electric, Lockheed Martin, Snecma Group, U.S. Department of Defense, United Technologies and various aftermarket channels. We estimate that over 34% of aerospace net sales are actually used as replacement parts, as bearings are regularly replaced on aircraft in conjunction with routine maintenance procedures. We believe our strong relationships with OEMs help drive our aftermarket sales since a portion of OEM sales are ultimately intended for use as replacement parts. We believe that growth and margin expansion in this segment will be driven primarily by expanding our international presence, new commercial aircraft introductions, and the refurbishment and maintenance of existing commercial aircraft.

In fiscal 2011, 3.3% of our net sales were made directly, and we estimate that approximately an additional 17.4% of our net sales were made indirectly, to the U.S. government. These contracts or subcontracts may be subject to renegotiation of profit or termination of contracts at the election of the government. We, based on experience, believe that no material renegotiations or refunds will be required. See Part I, Item 1A. "Risk Factors – Future reductions or changes in U.S. government spending could negatively affect our business."

Products

Bearings are employed to fulfill several functions including reduction of friction, transfer of motion and carriage of loads. We design, manufacture and market a broad portfolio of bearing products. The following table provides a summary of our four reportable product segments: Plain Bearings; Roller Bearings; Ball Bearings; and Other. The Other segment consists of three minor operating locations that do not fall into the above segmented categories and do not meet the quantitative thresholds for separate disclosure.

	Net Sales for the Fiscal Year Ended			
Segment	**April 2, 2011**	**April 3, 2010**	**March 28, 2009**	**Representative Applications**
Plain Bearings	$168,777 (50.3%)	$134,303 (48.9%)	$166,658 (46.8%)	• Aircraft engine controls and landing gear • Missile launchers • Mining and construction equipment
Roller Bearings	$ 98,942 (29.5%)	$ 73,164 (26.6%)	$ 94,428 (26.6%)	• Aircraft hydraulics • Military and commercial truck chassis • Packaging machinery and gear pumps
Ball Bearings	$ 40,637 (12.1%)	$ 45,442 (16.6%)	$ 63,625 (17.9%)	• Radar and night vision systems • Airframe control and actuation • Semiconductor equipment
Other	$ 27,269 (8.1%)	$ 21,793 (7.9%)	$ 31,085 (8.7%)	• Collets for machine tools • Industrial gears

Plain Bearings. Plain bearings are primarily used to rectify inevitable misalignments in various mechanical components, such as aircraft controls, helicopter rotors, or in heavy mining and construction equipment. Such misalignments are either due to machining inaccuracies or result when components change position relative to each other. Plain bearings are produced with either self-lubricating or metal-to-metal designs and consist of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Sales of plain bearings accounted for 50.3% of our net sales in fiscal 2011.

Roller Bearings. Roller bearings are anti-friction products that utilize cylindrical rolling elements. We produce three main designs: tapered roller bearings, needle roller bearings and needle bearing track rollers and cam followers. We produce medium sized tapered roller bearings used primarily in heavy truck axle applications. We offer several needle roller bearing designs that are used in both industrial applications and certain U.S. military aircraft platforms. These products are generally specified for use where there are high loads and the design is constrained by space considerations. A significant portion of the sales of this product is to the aftermarket. Needle bearing track rollers and cam followers have wide and diversified use in the industrial market and are often prescribed as a primary component in articulated aircraft wings. We believe we are the world's largest producer of aircraft needle bearing track rollers. The sale of roller bearings accounted for 29.5% of our net sales in fiscal 2011.

Ball Bearings. Ball bearings are devices which utilize high precision ball elements to reduce friction in high speed applications. We specialize in four main types of ball bearings: high precision aerospace, airframe control, thin section and industrial ball bearings. High precision aerospace bearings are primarily sold to customers in the defense industry that require more technically sophisticated bearing products, such as missile guidance systems, providing higher degrees of fault tolerance given the criticality of the applications in which they are used. Airframe control ball bearings are precision ball bearings that are plated to resist corrosion and are qualified under a military specification. Thin section ball bearings are specialized bearings that use extremely thin cross sections and give specialized machinery manufacturers many advantages. We produce a general line of industrial ball bearings sold primarily to the aftermarket. Ball bearings accounted for 12.1% of our net sales in fiscal 2011.

Other. Our other products consist primarily of precision mechanical components and machine tool collets. Precision mechanical components are used in all general industrial applications, where some form of movement is required. Machine tool collets are cone-shaped metal sleeves, used for holding circular or rodlike pieces in a lathe or other machine that provide effective part holding and accurate part location during machining operations. Our other products accounted for 8.1% of our net sales in fiscal 2011.

Product Design and Development

We produce specialized bearings that are often tailored to the specifications of a customer or application. Our sales professionals are highly experienced engineers who collaborate with our customers on a continual basis to develop bearing solutions. The product development cycle can follow many paths which are dependent on the end market or sales channel. The process normally takes between 3-6 years from concept to sale depending upon the application and the market. A common route that is used for major OEM projects begins when our design engineers meet with their customer counterparts at the machine design conceptualization stage and work with them through the conclusion of the product development.

Often, at the early stage, a bearing design concept is produced that addresses the expected demands of the application. Environmental demands are many but normally include load, stress, heat, thermal gradients, vibration, lubricant supply and corrosion resistance, with one or two of these environmental constraints being predominant in the design consideration. A bearing design must perform reliably for a period of time specified by the customer's product objectives.

Once a bearing is designed, a mathematical simulation is created to replicate the expected application environment and thereby allow optimization with respect to these design variables. Upon conclusion of the design and simulation phase, samples are produced and laboratory testing commences at one of our test laboratories. The purpose of this testing phase is not only to verify the design and the simulation model but also to allow further design improvement where needed. Finally, upon successful field testing by the customer, the product is ready for sale.

For the majority of our products, the culmination of this lengthy process is the receipt of a product approval or certification, generally obtained from either the OEM, the Department of Defense or the Federal Aviation Administration, or "FAA," which allows us to supply the product to the customer. We currently have in excess of 32,800 of such approvals, which often gives us a significant competitive advantage, and in many of these instances we are the only approved supplier of a given bearing product.

Manufacturing and Operations

Our manufacturing strategies are focused on product reliability, quality and service. Custom and standard products are produced according to manufacturing schedules that ensure maximum availability of popular items for immediate sale while carefully considering the economies of lot production and special products. Capital programs and manufacturing methods development are focused on quality improvement and low production costs. A monthly review of product line production performance assures an environment of continuous attainment of profitability goals.

Capacity. Our plants currently run on a single shift and a light second shift at selected locations to meet the demands of our customers. We believe that current capacity levels and future annual estimated capital expenditures on equipment up to approximately 4% of net sales should permit us to effectively meet demand levels for the foreseeable future.

Inventory Management. Our increasing emphasis on the distributor/aftermarket sector has required us to maintain greater inventories of a broader range of products than the OEM market historically demanded. This requires a greater investment in working capital to maintain these levels. We operate an inventory management program designed to balance customer delivery requirements with economically optimal inventory levels. In this program, each product is categorized based on characteristics including order frequency, number of customers and sales volume. Using this classification system, our primary goal is to maintain a sufficient supply of standard items while minimizing warehousing costs. In addition, production cost savings are achieved by optimizing plant scheduling around inventory levels and customer delivery requirements. This leads to more efficient utilization of manufacturing facilities and minimizes plant production changes while maintaining sufficient inventories to service customer needs.

Sales, Marketing and Distribution

Our marketing strategy is aimed at increasing sales within our two primary markets, targeting specific applications in which we can exploit our competitive strengths. To affect this strategy, we seek to expand into geographic areas not previously served by us and we continue to capitalize on new markets and industries for existing and new products. We employ a technically proficient sales force and utilize marketing managers, product managers, customer service representatives and product application engineers in our selling efforts.

We have accelerated the development of our sales force through the hiring of sales personnel with prior bearing industry experience, complemented by an in-house training program. We intend to continue to hire and develop expert sales professionals and strategically locate them to implement our expansion strategy. Today, our direct sales force is located to service North America, Europe and Latin America and is responsible for selling all of our products. This selling model leverages our relationship with key customers and provides opportunities to market multiple product lines to both established and potential customers. We also sell our products through a well-established, global network of industrial and aerospace distributors. This channel primarily provides our products to smaller OEM customers and the end users of bearings that require local inventory and service. In addition, specific larger OEM customers are also serviced through this channel to facilitate requirements for "Just In Time" deliveries or "Kan Ban" systems. Our worldwide distributor network provides our customers with more than 1,900 points of sale for our products. We intend to continue to focus on building distributor sales volume.

The sale of our products is supported by a well-trained and experienced customer service organization. This organization provides customers with instant access to key information regarding their bearing purchase and delivery requirements. We also provide customers with updated information through our website, and we have developed on-line integration with specific customers, enabling more efficient ordering and timely order fulfillment for those customers.

We store product inventory in one leased and five company-owned and operated warehouses located in the Midwest and on the East and West coasts of the U.S. as well as in France and Switzerland. The inventory is located in these warehouses based on analysis of customer demand to provide superior service and product availability.

Competition

Our principal competitors include Kaydon Corporation, McGill Manufacturing Company, Inc. and New Hampshire Ball Bearings, although we compete with different companies for each of our product lines. We believe that for the majority of our products, the principal competitive factors affecting our business are product qualifications, product line breadth, service and price. Although some of our current and potential competitors may have greater financial, marketing, personnel and other resources than us, we believe that we are well positioned to compete with regard to each of these factors in each of the markets in which we operate.

Product Qualifications. Many of the products we produce are qualified for the application by the OEM, the U.S. Department of Defense, the FAA or a combination of these agencies. These credentials have been achieved for thousands of distinct items after years of design, testing and improvement. In many cases patent protection presides, in all cases there is strong brand identity and in numerous cases we have the exclusive product for the application.

Product Line Breadth. Our products encompass an extraordinarily broad range of designs which often create a critical mass of complementary bearings and components for our markets. This position allows many of our industrial and aircraft customers the ability for a single manufacturer to provide the engineering service and product breadth needed to achieve a series of OEM design objectives or aftermarket requirements. This ability enhances our value to the OEM considerably while strengthening our overall market position.

Service. Product design, performance, reliability, availability, quality and technical and administrative support are elements that define the service standard for this business. Our customers are sophisticated and demanding, as our products are fundamental and enabling components to the construction or operation of their machinery. We maintain inventory levels of our most popular items for immediate sale and service with well over 14,000 voice and electronic contacts per month. Our customers have high expectations regarding product availability, and the primary emphasis of our service efforts is to ensure the widest possible range of available products and delivering them on a timely basis.

Price. We believe our products are priced competitively in the markets we serve. We continually evaluate our manufacturing and other operations to maximize efficiencies in order to reduce costs, eliminate unprofitable products from our portfolio and maximize our profit margins. While we compete with larger bearing manufacturers who direct the majority of their business activities, investments and expertise toward the automotive industries, our sales in this industry are only a small percentage of our business. We invest considerable effort to develop our price to value algorithms and we price to market levels where required by competitive pressures.

Suppliers and Raw Materials

We obtain raw materials, component parts and supplies from a variety of sources and generally from more than one supplier. Our principal raw material is steel. Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We purchase steel at market prices, which fluctuate as a result of supply and demand driven by economic conditions in the marketplace. For further discussion of the possible effects of changes in the cost of raw materials on our business, see Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

Backlog

As of April 2, 2011, we had order backlog of $196.7 million compared to a backlog of $157.9 million in the prior year. The amount of backlog includes orders which we estimate will be fulfilled within the next 12 months; however, orders included in our backlog are subject to cancellation, delay or other modifications by our customers prior to fulfillment. We sell many of our products pursuant to contractual agreements, single source relationships or long-term purchase orders, each of which may permit early termination by the customer. However, due to the nature of many of the products supplied by us and the lack of availability of alternative suppliers to meet the demands of such customers' orders in a timely manner, we believe that it is not practical or prudent for most of our customers to shift their bearing business to other suppliers.

Employees

We had 1,291 hourly employees and 659 salaried employees as of April 2, 2011, of whom 416 were employed in our European and Mexican operations. As of April 2, 2011, 152 of our hourly employees were represented by unions in the U.S. We believe that our employee relations are satisfactory.

We are subject to three collective bargaining agreements with the United Auto Workers covering substantially all of the hourly employees at our Fairfield, Connecticut, West Trenton, New Jersey and Plymouth, Indiana plants. These agreements expire on January 31, 2013, June 30, 2012 and October 30, 2015, respectively.

Intellectual Property

We own U.S. and foreign patents and trademark registrations and U.S. copyright registrations, and have U.S. trademark and patent applications pending. We currently have 62 issued or pending U.S. and foreign patents. We file patent applications and maintain patents to protect certain technology, inventions and improvements that are important to the development of our business, and we file trademark applications and maintain trademark registrations to protect product names that have achieved brand-name recognition among our customers. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. Many of our brands are well recognized by our customers and are considered valuable assets of our business. We currently have 172 issued or pending U.S. and foreign trademark registrations and applications. We do not believe, however, that any individual item of intellectual property is material to our business.

Regulation

Product Approvals. Essential to servicing the aerospace market is the ability to obtain product approvals. We have a substantial number of product approvals in the form of OEM approvals or Parts Manufacturer Approvals, or "PMAs," from the FAA. We also have a substantial number of active PMA applications in process. These approvals enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation.

We are subject to various other federal laws, regulations and standards. Although we are not presently aware of any pending legal or regulatory changes that may have a material impact on us, new laws, regulations or standards or changes to existing laws, regulations or standards could subject us to significant additional costs of compliance or liabilities, and could result in material reductions to our results of operations, cash flow or revenues.

Environmental Matters

We are subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. We also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and clean-up of contamination at facilities currently or formerly owned or operated by us, or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. We believe we are currently in material compliance with all applicable requirements of environmental laws. We do not anticipate material capital expenditures for environmental compliance in fiscal 2012.

Investigation and remediation of contamination is ongoing at some of our sites. In particular, state agencies have been overseeing groundwater monitoring activities at our facility in Hartsville, South Carolina and a corrective action plan at our Clayton, Georgia facility. At Hartsville, we are monitoring low levels of contaminants in the groundwater caused by former operations. Plans are currently underway to conclude remediation and monitoring activities. In connection with the purchase of our Fairfield, Connecticut facility in 1996, we agreed to assume responsibility for completing clean-up efforts previously initiated by the prior owner. We submitted data to the state that we believe demonstrates that no further remedial action is necessary although the state may require additional clean-up or monitoring. In connection with the purchase of our Clayton, Georgia facility, we agreed to take assignment of the hazardous waste permit covering such facility and to assume certain responsibilities to implement a corrective action plan concerning the remediation of certain soil and groundwater contamination present at that facility. The corrective action plan is in the early stages. Although there can be no assurance, we do not expect expenses associated with these activities to be material.

Available Information

We file our annual, quarterly and current reports, proxy statements, and other documents with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 405 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by us at http://www.sec.gov.

In addition, this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports and our governance documents, are made available free of charge on our Internet website (http://www.rbcbearings.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. A copy of the above filings will also be provided free of charge upon written request to us.

ITEM 1A. RISK FACTORS

Cautionary Statement As To Forward-Looking Information

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, cash flows, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; future growth rates in the markets we serve; increases in foreign sales; supply and cost of raw materials, any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "estimate," "intend," "continue," "believe," "expect," "anticipate," the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition, results of operations and cash flows, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this Annual Report on Form 10-K. Factors that could cause our actual results, performance and achievements or industry results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

- Weaknesses and cyclicality in any of the industries in which our customers operate;
- Changes in marketing, product pricing and sales strategies or developments of new products by us or our competitors;
- Future reductions in U.S. governmental spending or changes in governmental programs, particularly military equipment procurement programs;

- Our ability to obtain and retain product approvals;
- Supply and costs of raw materials, particularly steel, and energy resources and our ability to pass through these costs on a timely basis;
- Our ability to acquire and integrate complementary businesses;
- Unexpected equipment failures, catastrophic events or capacity constraints;
- The costs of defending, or the results of, new litigation;
- Our ability to attract and retain our management team and other highly-skilled personnel;
- Increases in interest rates;
- Work stoppages and other labor problems for us and our customers or suppliers;
- Limitations on our ability to expand our business;
- Regulatory changes or developments in the U.S. and foreign countries;
- Developments or disputes concerning patents or other proprietary rights;
- Changes in accounting standards, policies, guidance, interpretation or principles;
- Risks associated with operating internationally, including currency translation risks;
- The operating and stock performance of comparable companies;
- Investors' perceptions of us and our industry;
- General economic, geopolitical, industry and market conditions; and
- Changes in tax requirements (including tax rate changes and new tax laws).

Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this Annual Report on Form 10-K, including under Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8. "Financial Statements and Supplementary Data."

We are not under any duty to update any forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission. All forward-looking statements contained in this report and any subsequently filed reports are expressly qualified in their entirety by these cautionary statements.

Our business, operating results, cash flows or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider these risks before investing in shares of our common stock.

Risk Factors Related to Our Company

The bearing industry is highly competitive, and competition could reduce our profitability or limit our ability to grow.

The global bearing industry is highly competitive, and we compete with many U.S. and non-U.S. companies, some of which benefit from lower labor costs and fewer regulatory burdens than us. We compete primarily based on product qualifications, product line breadth, service and price. Certain competitors may be better able to manage costs than us or may have greater financial resources than we have. Due to the competitiveness in the bearing industry we may not be able to increase prices for our products to cover increases in our costs, and we may face pressure to reduce prices, which could materially reduce our revenues, gross margin and profitability. Competitive factors, including changes in market penetration, increased price competition and the introduction of new products and technology by existing and new competitors could result in a material reduction in our revenues and profitability.

The loss of a major customer could result in a material reduction in our revenues and profitability.

Our top ten customers generated 30% and 31% of our net sales during fiscal 2011 and fiscal 2010, respectively. Accordingly, the loss of one or more of those customers or a substantial decrease in such customers' purchases from us could result in a material reduction in our revenues and profitability.

In addition, the consolidation and combination of defense or other manufacturers may eliminate customers from the industry and/or put downward pricing pressures on sales of component parts. For example, the consolidation that has occurred in the defense industry in recent years has significantly reduced the overall number of defense contractors in the industry. In addition, if one of our customers is acquired or merged with another entity, the new entity may discontinue using us as a supplier because of an existing business relationship with the acquiring company or because it may be more efficient to consolidate certain suppliers within the newly formed enterprise. The significance of the impact that such consolidation may have on our business is difficult to predict because we do not know when or if one or more of our customers will engage in merger or acquisition activity. However, if such activity involved our material customers it could materially impact our revenues and profitability.

Weakness in any of the industries in which our customers operate, as well as the cyclical nature of our customers' businesses generally, could materially reduce our revenues and profitability.

The commercial aerospace, mining and construction equipment and other diversified industrial industries to which we sell our products are, to varying degrees, cyclical and tend to decline in response to overall declines in industrial production. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. As a result, our business is also cyclical, and the demand for our products by these customers depends, in part, on overall levels of industrial production, general economic conditions and business confidence levels. Downward economic cycles could affect our customers and reduce sales of our products resulting in reductions in our revenues and net earnings. Any future material weakness in demand in any of these industries could materially reduce our revenues and profitability. Many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. Previous industry downturns have negatively affected, and future industry downturns will negatively affect, our net sales, gross margin and net income.

Future reductions or changes in U.S. government spending could negatively affect our business.

In fiscal 2011, 3.3% of our net sales were made directly, and we estimate that approximately an additional 17.4% of our net sales were made indirectly, to the U.S. government to support military or other government projects. Our failure to obtain new government contracts, the cancellation of government contracts or reductions in federal budget appropriations regarding our products could result in materially reduced revenue. In addition, the funding of defense programs also competes with non-defense spending of the U.S. government. Our business is sensitive to changes in national and international priorities and the U.S. government budget. A shift in government defense spending to other programs in which we are not involved or a reduction in U.S. government defense spending generally could materially reduce our revenues, cash flows from operations and profitability. If we, or our prime contractors for which we are a subcontractor, fail to win any particular bid, or we are unable to replace lost business as a result of a cancellation, expiration or completion of a contract, our revenues or cash flows could be reduced.

Fluctuating supply and costs of raw materials and energy resources could materially reduce our revenues, cash flow from operations and profitability.

Our business is dependent on the availability and costs of energy resources and raw materials, particularly steel, generally in the form of stainless and chrome steel, which are commodity steel products. The availability and prices of raw materials and energy sources may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain raw materials. Disruptions in the supply of raw materials and energy resources could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources, which could thereby affect our net sales and profitability.

We seek to pass through a significant portion of our additional costs to our customers through steel surcharges or price increases. However, even if we are able to pass these steel surcharges or price increases to our customers, there may be a time lag of up to 3 months or more between the time a cost increase goes into effect and our ability to implement surcharges or price increases, particularly for orders already in our backlog. As a result our gross margin percentage may decline, and we may not be able to implement other price increases for our products. We cannot provide assurances that we will be able to continue to pass these additional costs on to our customers at all or on a timely basis or that our customers will not seek alternative sources of supply if there are significant or prolonged increases in the price of steel or other raw materials or energy resources.

Our products are subject to certain approvals, and the loss of such approvals could materially reduce our revenues and profitability.

Essential to servicing the aerospace market is the ability to obtain product approvals. We have a substantial number of product approvals, which enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation. Product approvals are typically issued by the FAA to designated OEMs who are Production Approval Holders of

FAA approved aircraft. These Production Approval Holders provide quality control oversight and generally limit the number of suppliers directly servicing the commercial aerospace aftermarket. Regulations enacted by the FAA provide for an independent process (the PMA process), which enables suppliers who currently sell their products to the Production Approval Holders, to sell products to the aftermarket. Our foreign sales may be subject to similar approvals or U.S. export control restrictions. Although we have not lost any material product approvals in the past, we cannot assure you that we will not lose approvals for our products in the future. The loss of product approvals could result in lost sales and materially reduce our revenues and profitability.

Restrictions in our indebtedness agreements could limit our growth and our ability to respond to changing conditions.

While we believe the JP Morgan Credit Agreement provides us with the liquidity and flexibility to conduct our business in the ordinary course and meet our anticipated objectives, the agreement does contain a number of restrictive covenants that could limit our ability to take advantage of potential business opportunities, if we are unsuccessful in negotiating acceptable alternative arrangements to fund those opportunities. Those restrictive covenants impose limitations on our ability, among other things, to:

- incur additional indebtedness and issue equity-linked securities stock and guarantee indebtedness;
- create liens on our assets;
- pay dividends or make other equity distributions;
- purchase or redeem capital stock;
- create restrictions on payments of dividends or other amounts to us by our restricted subsidiaries;
- make investments;
- merge, consolidate or sell assets;
- engage in activities unrelated to our current business;
- engage in transactions with our affiliates;
- sell or issue capital stock of certain subsidiaries; and
- terminate ERISA plans.

In addition, the JP Morgan Credit Agreement contains other financial covenants requiring us to maintain a minimum fixed charge coverage ratio and maximum senior leverage ratios and to satisfy certain other financial conditions. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. Our ability to meet our obligations will depend upon our future performance, which will be subject to prevailing economic conditions, and to financial, business and other factors, including factors beyond our control.

As of April 2, 2011, we had $30.0 million of outstanding borrowings and letters of credit of $6.0 million under our $150.0 million JP Morgan Credit Agreement. We paid down the $30.0 million outstanding revolver balance in the first quarter of fiscal 2012. As of April 2, 2011, we had borrowing availability of $114.0 million under this agreement, which expires on November 30, 2015.

Work stoppages and other labor problems could materially reduce our ability to operate our business.

As of April 2, 2011, approximately 12% of our hourly employees were represented by labor unions in the U.S. and abroad. While we believe our relations with our employees are satisfactory, a lengthy strike or other work stoppage at any of our facilities, particularly at some of our larger facilities, could materially reduce our ability to operate our business. In addition, any attempt by our employees not currently represented by a union to join a union could result in additional expenses, including with respect to wages, benefits and pension obligations. We currently have three collective bargaining agreements, one agreement covering approximately 52 employees will expire in June 2012, one agreement covering approximately 67 employees will expire in January 2013 and one agreement covering approximately 33 employees will expire in October 2015.

In addition, work stoppages at one or more of our customers or suppliers, including suppliers of transportation services, many of which have large unionized workforces, for labor or other reasons could also cause disruptions to our business that we cannot control, and these disruptions may materially reduce our revenues and profitability.

Our business is capital intensive and may consume cash in excess of cash flows from our operations.

Our ability to remain competitive, sustain our growth and expand our operations largely depends on our cash flows from operations and our access to capital. We intend to fund our cash needs through operating cash flow and borrowings under our JP Morgan Credit Agreement, but may require additional equity or debt financing to fund our growth and any debt repayment obligations. In addition, we may need additional capital to fund future acquisitions. Our business may not generate sufficient cash flow, and we may not be able to obtain sufficient funds to enable us to pay any debt obligations and capital expenditures or we may not be able to refinance our existing debt on commercially reasonable terms, if at all. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity."

Unexpected equipment failures, catastrophic events or capacity constraints may increase our costs and reduce our sales due to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical pieces of equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, earthquakes or violent weather conditions. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures or catastrophes. Interruptions in production capabilities will inevitably increase our production costs and reduce sales and earnings for the affected period.

Certain of our facilities are operating at a single shift with a light second shift, and additional demand may require additional shifts and/or capital investments at these facilities. We cannot assure you that we will be able to add additional shifts as needed in a timely way and production constraints may result in lost sales. In certain markets we refrain from making additional capital investments to expand capacity where we believe market expansion in a particular end market is not sustainable or otherwise does not justify the expansion or capital investment. Our assumptions and forecasts regarding market conditions in these end markets may be erroneous and may result in lost earnings, potential sales going to competitors and inhibit our growth.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy.

The acquisition of businesses that complement or expand our operations has been and continues to be an important element of our business strategy. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, some of which, if consummated, could be significant to us. We cannot assure you that we will be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms in the future. Our inability to acquire businesses, or to operate them profitably once acquired, could have a material adverse effect on our business, financial position, cash flow and growth.

The costs and difficulties of integrating acquired businesses could impede our future growth.

We cannot assure you that any future acquisition will enhance our financial performance. Our ability to effectively integrate any future acquisitions will depend on, among other things, the culture of the acquired business matching with our culture, the ability to retain and assimilate employees of the acquired business, the ability to retain customers and integrate customer bases, the adequacy of our implementation plans, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and sales goals. The integration of any acquired businesses might cause us to incur unforeseen costs, which would lower our future earnings and would prevent us from realizing the expected benefits of these acquisitions.

Even if we are able to integrate future acquired businesses with our operations successfully, we cannot assure you that we will realize all of the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will realize such benefits within the expected time frame. As a result of our acquisitions of other businesses, we may be subject to the risk of unforeseen business uncertainties or legal liabilities relating to those acquired businesses for which the sellers may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

We depend heavily on our senior management and other key personnel, the loss of whom could materially affect our financial performance and prospects.

Our business is managed by a number of key executive officers, including Dr. Michael J. Hartnett. Our future success will depend on, among other things, our ability to keep the services of these executives and to hire other highly qualified employees at all levels.

We compete with other potential employers for employees, and we may not be successful in hiring and retaining executives and other skilled employees that we need. Our ability to successfully execute our business strategy, market and develop our products and serve our customers could be adversely affected by a shortage of available skilled employees or executives.

Our international operations are subject to risks inherent in such activities.

We have established operations in certain countries outside the U.S., including Mexico, France, Switzerland, China and England. Of our 25 facilities, 5 are located outside the U.S., including 4 manufacturing facilities.

Approximately 28% of our net sales were derived from sales directly or indirectly outside the U.S. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, including through acquisitions, particularly within the aerospace and defense markets. Our foreign operations are subject to the risks inherent in such activities such as: currency devaluations, logistical and communications challenges, costs of complying with a variety of foreign laws and regulations, greater difficulties in protecting and maintaining our rights to intellectual property, difficulty in staffing and managing geographically diverse operations, acts of terrorism or war or other acts that may cause social disruption which are difficult to quantify or predict and general economic conditions in these foreign markets. Our international operations may be negatively impacted by changes in government policies, such as changes in laws and regulations (or the interpretation thereof), restrictions on imports and exports, sources of supply, duties or tariffs, the introduction of measures to control inflation and changes in the rate or method of taxation. To date we have not experienced significant difficulties with the foregoing risks associated with our international operations.

Currency translation risks may have a material impact on our results of operations.

Our Swiss operations utilize the Swiss Franc as the functional currency, our French operations utilize the Euro as the functional currency and our English operations utilize the British Pound Sterling as the functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency denominated trade receivables. Unrealized currency translation gains and losses are recognized upon translation of the foreign subsidiaries' balance sheets to U.S. dollars. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. Currency fluctuations have not had a material impact on our financial performance in the past, but such fluctuations may affect our financial performance in the future and we cannot predict the impact of future exchange rate fluctuations on our results of operations. See Part II, Item 7A. "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rates."

We may be required to make significant future contributions to our pension plan.

As of April 2, 2011, we maintained one noncontributory defined benefit pension plan. The plan was underfunded by $3.0 million as of April 2, 2011 and by $1.7 million as of April 3, 2010, which are the amounts by which the accumulated benefit obligations are more than the sum of the fair market value of the plan's assets. We are required to make cash contributions to our pension plan to the extent necessary to comply with minimum funding requirements imposed by employee benefit laws and tax laws. The amount of any such required contributions is determined based on annual actuarial valuation of the plan as performed by the plan's actuaries. The amount of future contributions will depend upon asset returns, then-current discount rates and a number of other factors, and, as a result, the amount we may elect or be required to contribute to our pension plan in the future may increase significantly. Additionally, there is a risk that if the Pension Benefit Guaranty Corporation concludes that its risk with respect to our pension plan may increase unreasonably if the plan continues to operate, if we are unable to satisfy the minimum funding requirement for the plan or if the plan becomes unable to pay benefits, then the Pension Benefit Guaranty Corporation could terminate the plan and take control of its assets. In such event, we may be required to make an immediate payment to the Pension Benefit Guaranty Corporation of all or a substantial portion of the underfunding as calculated by the Pension Benefit Guaranty Corporation based upon its own assumptions. The underfunding calculated by the Pension Benefit Guaranty Corporation could be substantially greater than the underfunding we have calculated because, for example, the Pension Benefit Guaranty Corporation may use a significantly lower discount rate. If such payment is not made, then the Pension Benefit Guaranty Corporation could place liens on a material portion of our assets and the assets of any members of our controlled group. Such action could result in a material increase in our pension related expenses and a corresponding reduction in our cash flow and net income. For additional information concerning our pension plan and plan liabilities, see Part II, Item 8. "Financial Statements and Supplementary Data," Note 13 "Pension Plans."

We may incur material losses for product liability and recall related claims.

We are subject to a risk of product and recall related liability in the event that the failure, use or misuse of any of our products results in personal injury, death, or property damage or our products do not conform to our customers' specifications. In particular, our products are installed in a number of types of vehicle fleets, including airplanes, trains, automobiles, heavy trucks and farm equipment, many of which are subject to government ordered as well as voluntary recalls by the manufacturer. If one of our products is found to be defective, causes a fleet to be disabled or otherwise results in a product recall, significant claims may be brought against us. Although we have not had any material product liability or recall related claims made against us, and we currently maintain product liability insurance coverage for product liability, although not for recall related claims, we cannot assure you that product liability or recall related claims, if made, would not exceed our insurance coverage limits or would be covered by insurance which, in turn, may result in material losses related to these claims, increased future insurance costs and a corresponding reduction in our cash flow and net income.

Environmental regulations impose substantial costs and limitations on our operations, and environmental compliance may be more costly than we expect.

We are subject to various federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. These laws and regulations could subject us to material costs and liabilities, including compliance costs, civil and criminal fines imposed for failure to comply with these laws and regulatory and litigation costs. We also may be liable under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or similar state laws, for the costs of investigation and clean-up of contamination at facilities currently or formerly owned or operated by us or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Compliance with these laws and regulations may prove to be more limiting and costly than we anticipate. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could cause a material increase in our environmental related compliance costs and a corresponding reduction in our cash flow and net income. Investigation and remediation of contamination at some of our sites is ongoing. Actual costs to clean-up these sites may exceed our current estimates. Although we have indemnities and other agreements for certain pre-closing environmental liabilities from the prior owners in connection with our acquisition of several of our facilities, we cannot assure you that the indemnities will be adequate to cover known or newly discovered pre-closing liabilities.

Our intellectual property and other proprietary rights are valuable, and any inability to protect them could adversely affect our business and results of operations; in addition, we may be subject to infringement claims by third parties.

Our ability to compete effectively is dependent upon our ability to protect and preserve the intellectual property and other proprietary rights and materials owned, licensed or otherwise used by us. We have numerous U.S. and foreign patents, trademark registrations and U.S. copyright registrations. We also have U.S. and foreign trademark and patent applications pending. We cannot assure you that our pending trademark and patent applications will result in trademark registrations and issued patents, and our failure to secure rights under these applications may limit our ability to protect the intellectual property rights that these applications were intended to cover. Although we have attempted to protect our intellectual property and other proprietary rights both in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret protection and non-disclosure agreements, these steps may be insufficient to prevent unauthorized use of our intellectual property and other proprietary rights, particularly in foreign countries where the protection available for such intellectual property and other proprietary rights may be limited. We cannot assure you that any of our intellectual property rights will not be infringed upon or that our trade secrets will not be misappropriated or otherwise become known to or independently developed by competitors. We may not have adequate remedies available for any such infringement or other unauthorized use. We cannot assure you that any infringement claims asserted by us will not result in our intellectual property being challenged or invalidated, that our intellectual property will be held to be of adequate scope to protect our business or that we will be able to deter current and former employees, contractors or other parties from breaching confidentiality obligations and misappropriating trade secrets. In addition, we may become subject to claims which could require us to pay damages or limit our ability to use certain intellectual property and other proprietary rights found to be in violation of a third party's rights, and, in the event such litigation is successful, we may be unable to use such intellectual property and other proprietary rights at all or on reasonable terms. Regardless of its outcome, any litigation, whether commenced by us or third parties, could be protracted and costly and could result in increased litigation related expenses, the loss of intellectual property rights or payment of money or other damages, which may result in lost sales and reduced cash flow and decrease our net income. See Part I, Item 1. "Business—Intellectual Property."

Cancellation of orders in our backlog of orders could negatively impact our revenues.

As of April 2, 2011, we had an order backlog of $196.7 million, which we estimate will be fulfilled within the next 12 months. However, orders included in our backlog are subject to cancellation, delay or other modifications by our customers prior to fulfillment. For these reasons, we cannot assure you that orders included in our backlog will ultimately result in the actual receipt of revenues from such orders.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. To date, we have not detected any material weakness or significant deficiencies in our internal controls over financial reporting. However, we are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risk Factors Related to our Common Stock

Provisions in our charter documents may prevent or hinder efforts to acquire a controlling interest in us.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions which might benefit our stockholders or in which our stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management.

Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors without stockholder approval. Holders of the common stock may not have preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of us or could impede our stockholders' ability to approve a transaction they consider in their best interests. Although we have no present intention to issue any new shares of preferred stock, we may do so in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Our principal executive office is located at One Tribology Center, Oxford, Connecticut 06478. We also use this facility for manufacturing.

We own facilities in the following locations:

Rancho Dominguez, California	Bremen, Indiana
Santa Ana, California	Plymouth, Indiana
Fairfield, Connecticut	Bishopville, South Carolina
Torrington, Connecticut	Hartsville, South Carolina
Canton, Georgia	Houston, Texas
Clayton, Georgia	

We have leases in effect with respect to the following facilities:

Location of Leased Facility	Lease Expiration Date	Location of Leased Facility	Lease Expiration Date
Baldwin Park, California	April 30, 2013	Horsham, Pennsylvania	April 14, 2012
Huntington Beach, California	March 31, 2012	Bishopville, South Carolina	January 31, 2016
Santa Fe Springs, California	November 30, 2012	Hartsville, South Carolina	September 30, 2014
Middlebury, Connecticut	June 30, 2011	Delemont, Switzerland	August 31, 2015
Oxford, Connecticut	September 30, 2014	Houston, Texas	June 30, 2012
Gloucestershire, England	May 21, 2012	Hoffman Estates, Illinois	August 31, 2015
Reynosa, Mexico	June 13, 2013	Shanghai, China	May 31, 2013
West Trenton, New Jersey	February 28, 2015	Les Ulis, France	June 30, 2016
Oklahoma City, Oklahoma	September 30, 2021		

We have several small field offices located in various locations to support field sales operations.

We believe that our existing property, facilities and equipment are generally in good condition, are well maintained and adequate to carry on our current operations. We also believe that our existing manufacturing facilities have sufficient capacity to meet increased customer demand. Substantially all of our owned domestic properties and most of our other assets are subject to a lien securing our obligations under our JP Morgan Credit Agreement.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in legal and administrative proceedings which arise in the ordinary course of our business. We do not believe that any litigation or proceeding in which we are currently involved, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition, operating results, liquidity, cash flow or prospects.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended April 2, 2011.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers are elected by the Board of Directors normally for a term of one year and until the election of their successors. The executive officers of the company as of May 19, 2011 are as follows:

Name	Age		Current Position and Previous Positions During Last Five Years
Michael J. Hartnett	65	1992	Chairman, President and Chief Executive Officer
Daniel A. Bergeron	51	2003	Vice President and Chief Financial Officer and Secretary
		2006	Vice President and Chief Financial Officer and Assistant Secretary

Thomas C. Crainer	53	2003 2008	General Manager Vice President and General Manager
Richard J. Edwards	55	1996	Vice President and General Manager
Thomas J. Williams	59	2006	Corporate General Counsel and Secretary
Thomas M. Burigo	59	2005 2006	Director of Accounting Corporate Controller

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price range of our Common Stock

Our common stock is quoted on the Nasdaq National Market under the symbol "ROLL." As of May 19, 2011, there were 51 holders of record of our common stock.

The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market during the periods indicated:

	Fiscal 2011		Fiscal 2010	
	High	Low	High	Low
First Quarter	$34.04	$25.61	$21.84	$14.76
Second Quarter	34.60	26.53	24.67	19.33
Third Quarter	39.40	32.39	26.29	19.23
Fourth Quarter	40.00	32.98	32.27	22.20

The last reported sale price of our common stock on the Nasdaq National Market on May 19, 2011 was $37.75 per share.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. In addition, covenants in our credit facilities restrict our ability to pay dividends. Any future declaration of dividends will be determined by our board of directors, based upon our earnings, capital requirements, financial condition, debt covenants, tax consequences and other factors deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

On June 15, 2007, our board of directors authorized us to repurchase up to $10.0 million of our common stock from time to time on the open market, through block trades, or in privately negotiated transactions depending on market conditions, alternative uses of capital and other factors. Purchases may be commenced, suspended or discontinued at any time without prior notice. The new program, which does not have an expiration date, replaced a $7.5 million program that expired on March 31, 2007.

Total share repurchases for the three months ended April 2, 2011, all of which were made under this program, are as follows:

	Number of shares	Approximate dollar value of shares still

Period	Total number of shares purchased	Average price paid per share	purchased as part of the publicly announced program	available to be purchased under the program (000's)
01/02/2011 – 01/29/2011	—	$ —	—	$5,589
01/30/2011 – 02/26/2011	2,982	37.06	2,982	5,478
02/27/2011 – 04/02/2011	—	—	—	$5,478
Total	2,982	$37.06	2,982	

During the fourth quarter of fiscal 2011, we did not issue any common stock that was not registered under the Securities Act.

Equity Compensation Plans

Information regarding equity compensation plans required to be disclosed pursuant to this Item is included in Part II, Item 8. "Financial Statements and Supplementary Data," Note 16 "Stockholders' Equity-Stock Option Plans" of this Annual Report on Form 10-K.

Performance Graph

The following graph shows the total return to our stockholders compared to a peer group and the Nasdaq Composite Index over the period from April 2, 2006 to April 2, 2011. Each line on the graph assumes that $100 was invested in our common stock on April 2, 2006 or in the respective indices at the closing price on April 2, 2006. The graph then presents the value of these investments, assuming reinvestment of dividends, through the close of trading on April 2, 2011.

Comparison of Five-Year Cumulative Total Return*
Among RBC Bearings Incorporated, the Nasdaq Composite Index
and a Peer Group


$250
$200
$150
$100
$50
$0
4/2/2006
3/31/2007
3/29/2008
3/28/2009
4/3/2010
4/2/2011
RBC Bearings Incorporated
Nasdaq Composite Index
Peer Group

	April 2, 2006	March 31, 2007	March 29, 2008	March 28, 2009	April 3, 2010	April 2, 2011
RBC Bearings Incorporated	$100.00	$163.07	$176.54	$78.98	$154.78	$189.56
Nasdaq Composite Index	100.00	104.23	98.10	67.73	106.30	124.73
Peer Group	100.00	144.26	142.23	86.25	166.22	208.89

The peer group consists of Kaydon Corporation, Moog Inc., NN Inc., Precision Industries Castparts Corp., Timken Company and Triumph Group Inc., which in our opinion, most closely represent the peer group for our business segments.

*The cumulative total return shown on the stock performance graph indicates historical results only and is not necessarily indicative of future results.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated historical financial and other data as of the dates and for the periods indicated. The selected financial data as of and for the years ended April 2, 2011, April 3, 2010, March 28, 2009, March 29, 2008 and March 31, 2007 have been derived from our historical consolidated financial statements audited by Ernst & Young LLP, independent registered public accounting firm. Historical results are not necessarily indicative of the results expected in the future. You should read the data presented below together with, and qualified by reference to, Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

	Fiscal Year Ended				
	April 2, 2011	April 3, 2010	March 28, 2009	March 29, 2008	March 31, 2007
	(in thousands, except share and per share amounts)				
Statement of Operations Data:					
Net sales[(1)]	$335,625	$274,702	$355,796	$330,600	$306,062
Cost of sales	225,851	190,136	237,576	217,022	205,953
Gross margin	109,774	84,566	118,220	113,578	100,109
Selling, general and administrative	52,706	47,367	55,779	48,904	42,256
Other, net	875	2,529	7,471	1,824	5,934
Operating income	56,193	34,670	54,970	62,850	51,919
Interest expense, net	1,791	1,807	2,605	3,407	5,780
Loss on early extinguishment of debt[(2)]	—	—	319	27	3,576
Other non-operating expense (income)	1,525	(147)	645	(463)	(1,504)
Income before income taxes	52,877	33,010	51,401	59,879	44,067
Provision for income taxes	18,009	8,625	16,947	19,685	15,588
Net income	$ 34,868	$ 24,385	$ 34,454	$ 40,194	$ 28,479
Net income per common share:[(3)]					
Basic	$ 1.61	$ 1.13	$ 1.60	$ 1.87	$ 1.38
Diluted	$ 1.58	$ 1.12	$ 1.58	$ 1.84	$ 1.33
Weighted average common shares:[(3)]					
Basic	21,678,626	21,590,421	21,570,979	21,457,846	20,579,498
Diluted	22,078,711	21,747,082	21,738,812	21,802,711	21,335,307
Other Financial Data:					
Capital expenditures	$ 10,440	$ 9,906	$ 27,583	$ 17,758	$ 16,174

	As of				
	April 2, 2011	April 3, 2010	March 28, 2009	March 29, 2008	March 31, 2007
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 63,975	$ 21,389	$ 30,557	$ 9,859	$ 5,184
Working capital	215,791	202,714	205,904	176,269	138,970
Total assets	425,982	375,955	382,067	337,112	273,713
Total debt	31,296	38,453	68,151	57,750	59,405
Total stockholders' equity	330,067	283,547	256,011	223,910	168,171

(1) Net sales were $335.6 million in fiscal 2011 compared to $274.7 million in fiscal 2010, an increase of $60.9 million. Net sales in fiscal 2011 included net sales of $4.4 million for Lubron (acquired in September 2009).

Net sales were $274.7 million in fiscal 2010 compared to $355.8 million in fiscal 2009, a decrease of $81.1 million. Net sales in the compared periods included net sales of $2.3 million for Lubron, which was acquired in September 2009.

Net sales were $355.8 million in fiscal 2009 compared to $330.6 million in fiscal 2008, an increase of $25.2 million. Net sales in the compared periods included net sales of $6.6 million for PIC Design (acquired in June 2008), $6.1 million for AID (acquired in March 2008) and $4.8 million for BEMD (acquired in March 2008), all in fiscal 2009.

Net sales were $330.6 million in fiscal 2008 compared to $306.1 million in fiscal 2007, an increase of $24.5 million. Net sales in the compared periods included net sales of $5.4 million for Phoenix (acquired in May 2007), $2.7 million for CBS (acquired in July 2007), $0.3 million for AID (acquired in March 2008) and $0.3 million for BEMD (acquired in March 2008), all in fiscal 2008.

Net sales were $306.1 million in fiscal 2007 compared to $274.5 million in fiscal 2006, an increase of $31.6 million. Net sales in the compared periods included net sales of $8.4 million in fiscal 2007 for All Power, which was acquired in September 2006.

(2) Loss on early extinguishment of debt in fiscal 2009 was $0.3 million for the non-cash write-off of deferred financing fees associated with the paydown of $15.5 million of industrial revenue bonds.

Loss on early extinguishment of debt in fiscal 2007 was $3.6 million for the non-cash write-off of deferred financing costs associated with the early termination of the senior credit facility.

(3) Amounts for the fiscal year ended March 31, 2007 reflect the consummation of our secondary public offering in April 2006, which included: (1) the sale by us of 8,989,550 shares of our common stock (5,995,529 sold by certain of our stockholders) at the offering price of $20.50 per share and (2) the repayment of $57.8 million of our Term Loan.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a well known international manufacturer of highly engineered precision plain, roller and ball bearings. Our precision solutions are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on the higher end of the bearing market where we believe our value added manufacturing and engineering capabilities enable us to differentiate ourselves from our competitors and enhance profitability. We estimate that approximately two-thirds of our net sales during fiscal 2011 were generated by products for which we hold the number one or two market position. We have been providing bearing solutions to our customers since 1919. Over the past ten years, under the leadership of our current management team, we have significantly broadened our end markets, products, customer base and geographic reach. We currently operate 25 facilities of which 23 are manufacturing facilities in four countries.

Demand for bearings generally follows the market for products in which bearings are incorporated and the economy as a whole. Purchasers of bearings include industrial equipment and machinery manufacturers, producers of commercial and military aerospace equipment such as missiles and radar systems, agricultural machinery manufacturers, construction, mining and specialized equipment manufacturers and automotive and commercial truck manufacturers. The markets for our products are cyclical, and general market conditions could negatively impact our operating results. We have endeavored to mitigate the cyclicality of our product markets by entering into sole-source relationships and long-term purchase orders, through diversification across multiple market segments within the aerospace and defense and diversified industrial segments, by increasing sales to the aftermarket and by focusing on developing highly customized solutions.

During fiscal 2011, the world economy continued to expand, and we experienced favorable conditions across our diversified industrial markets. Our net sales for diversified industrial increased 54% year over year, and our net sales for aerospace and defense decreased 1% year over year.

Approximately 18% of our costs are attributable to raw materials, a majority of which are related to steel and related products. During the past seven months, steel prices have increased as a result of world demand. To date, we have generally been able to pass through these costs to our customers through price increases and the assessment of surcharges, although there can be a time lag of up to 3 months or more.

Competition in specialized bearing markets is based on engineering design, brand, lead times and reliability of product and service. These markets are generally not as price sensitive as the markets for standard bearings.

We have demonstrated expertise in acquiring and integrating bearing and precision-engineered component manufacturers that have complementary products or distribution channels and provide significant potential for margin enhancement. We have consistently increased the profitability of acquired businesses through a process of methods and systems improvement coupled with the introduction of complementary and proprietary new products. Since October 1992 we have completed 20 acquisitions which have broadened our end markets, products, customer base and geographic reach.

Sources of Revenue

Revenue is generated primarily from sales of bearings to the diversified industrial market and the aerospace and defense markets. Sales are often made pursuant to sole-source relationships, long-term agreements and purchase orders with our customers. We recognize revenues principally from the sale of products at the point of passage of title, which is at the time of shipment, except for certain customers for which it occurs when the products reach their destination.

Sales to the diversified industrial market accounted for 53% of our net sales for the fiscal year ended April 2, 2011. Sales to the aerospace and defense markets accounted for 47% of our net sales for the same period.

Aftermarket sales of replacement parts for existing equipment platforms represented approximately 54% of our net sales for fiscal 2011. We continue to develop our OEM relationships which have established us as a leading supplier on many important aerospace and defense platforms. Over the past several years, we have experienced increased demand from the replacement parts market, particularly within the aerospace and defense sectors; one of our business strategies has been to increase the proportion of sales derived from this sector. We believe these activities increase the stability of our revenue base, strengthen our brand identity and provide multiple paths for revenue growth.

Approximately 28% of our net sales were derived from sales directly or indirectly outside the U.S. for fiscal 2011, compared to 26% for fiscal 2010. We expect that this proportion will increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense sectors. Our top ten customers generated 30% and 31% of our net sales in fiscal 2011 and fiscal 2010, respectively. Out of the 30% of net sales generated by our top ten customers during the fiscal year ended April 2, 2011, 16% of net sales was generated by our top four customers compared to 19% for the comparable period last year. No single customer was responsible for generating more than 6% of our net sales for the same period.

Cost of Revenues

Cost of sales includes employee compensation and benefits, materials, outside processing, depreciation of manufacturing machinery and equipment, supplies and manufacturing overhead.

We monitor gross margin performance through a process of monthly operation management reviews. We will develop new products to target certain markets allied to our strategies by first understanding volume levels and product pricing and then constructing manufacturing strategies to achieve defined margin objectives. We only pursue product lines where we believe that the developed manufacturing process will yield the targeted margins. Management monitors gross margins of all product lines on a monthly basis to determine which manufacturing processes or prices should be adjusted.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses relate primarily to the compensation and associated costs of selling, general and administrative personnel, professional fees, insurance, incentive stock compensation, facility costs and information technology. We have increased SG&A expenses by $5.3 million in fiscal 2011 compared to fiscal 2010. This increase was primarily attributable to personnel-related cost increases, higher incentive stock compensation expense of $0.9 million, and an increase in business travel costs.

Other Expenses

In March 2010, we finished the consolidation of our Houston, Texas facilities resulting in a total charge of $0.6 million. Of this amount, $0.4 million was related to the remaining months on the original leased facility and $0.2 million was related to moving expenses.

In March 2009, we recorded a non-cash impairment charge of approximately $3.8 million. This charge was associated with a change in production capacity for the Class 8 truck market due to continued decline in the build rates for Class 8 trucks.

Results of Operations

The following table sets forth the various components of our consolidated statements of operations, expressed as a percentage of net sales, for the periods indicated that are used in connection with the discussion herein:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Statement of Operations Data:			
Net sales	100.0%	100.0%	100.0%
Gross margin	32.7	30.8	33.2
Selling, general and administrative	15.7	17.3	15.7
Other, net	0.3	0.9	2.1
Operating income	16.7	12.6	15.4
Interest expense, net	0.5	0.7	0.7
Loss on early extinguishment of debt	—	—	0.1
Other non-operating expense (income)	0.4	(0.1)	0.2
Income before income taxes	15.8	12.0	14.4
Provision for income taxes	5.4	3.1	4.7
Net income	10.4%	8.9%	9.7%

Segment Information

We have four reportable product segments: Plain Bearings, Roller Bearings, Ball Bearings and Other. Other consists of three minor operating locations that do not fall into the above segmented categories, primarily machine tool collets, machining for integrated bearing assemblies and aircraft components and tight-tolerance, precision mechanical components. The following table shows our net sales and operating income with respect to each of our reporting segments plus Corporate for the last three fiscal years:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
		(in thousands)	
Net External Sales			
Plain	$ 168,777	$ 134,303	$ 166,658
Roller	98,942	73,164	94,428
Ball	40,637	45,442	63,625
Other	27,269	21,793	31,085
Total	$335,625	$274,702	$355,796
Operating Income			
Plain	$ 45,896	$ 28,554	$ 41,517
Roller	27,976	20,969	23,697
Ball	3,594	5,594	14,474
Other	6,350	1,992	2,375
Corporate	(27,623)	(22,439)	(27,093)
Total	$ 56,193	$ 34,670	$ 54,970

Geographic Information

The following table summarizes our net sales, by shipping location, for the periods shown:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
	(in thousands)		
Geographic Revenues			
Domestic	$289,536	$234,329	$301,413
Foreign	46,089	40,373	54,383
Total	$335,625	$274,702	$355,796

For additional information concerning our business segments, see Part II, Item 8. "Financial Statements and Supplementary Data," Note 19 "Reportable Segments."

Fiscal 2011 Compared to Fiscal 2010

Net Sales. Net sales for fiscal 2011 were $335.6 million, an increase of $60.9 million, or 22.2%, compared to $274.7 million for the same period in fiscal 2010. During fiscal 2011, we experienced a net sales increase in three of our four reportable business segments, driven by the current economic recovery across our end markets in the diversified industrial sector. Net sales to diversified industrial customers grew 54.4% in fiscal 2011 compared to the same period last fiscal year. This is mainly the result of strong orders in construction and mining, semiconductor, military vehicles and the general industrial markets. The inclusion of our Lubron acquisition contributed $2.1 million to the increased net sales to diversified industrial customers. Net sales to aerospace and defense customers declined 0.9% in fiscal 2011 compared to the same period last fiscal year, mainly driven by a continued slowness in the business jet market and in the general aerospace aftermarket.

The Plain Bearings segment achieved net sales of $168.8 million in fiscal 2011, an increase of $34.5 million, or 25.7%, compared to $134.3 million for the same period in the prior year. Net sales to diversified industrial customers increased $27.0 million combined with a $7.5 million increase in net sales to aerospace and defense customers compared with the same period in the prior fiscal year. This segment was favorably impacted by stronger demand for military vehicles combined with continued improvement in construction and mining and the general industrial markets. In addition, the inclusion of our Lubron acquisition contributed $2.1 million to the increase in net sales to diversified industrial customers.

The Roller Bearings segment achieved net sales of $98.9 million in fiscal 2011, an increase of $25.7 million, or 35.2%, compared to $73.2 million for the same period in the prior year. Of this increase, net sales to the industrial sector contributed $23.1 million combined with an increase of $2.6 million in net sales to aerospace and defense customers. This performance was favorably impacted by growth in the construction and mining markets, as well as increased activities by general industrial distributors.

The Ball Bearings segment achieved net sales of $40.6 million in fiscal 2011, a decrease of $4.8 million, or 10.6%, compared to $45.4 million for the same period in the prior year. Net sales to the aerospace and defense sector contributed $11.0 million to this decline which was offset by an increase of $6.2 million in the diversified industrial sector. Aerospace and defense was negatively impacted by continued slowness in the business jet market and the general aerospace aftermarket offset by increased order activity from the general industrial markets.

The Other segment, which is focused mainly on the sale of machine tool collets and precision components, achieved net sales of $27.3 million in fiscal 2011, an increase of $5.5 million, or 25.1%, compared to $21.8 million for the same period last year. Of this increase, $4.9 million was attributable to improvement in net sales of machine tool collets in Europe combined with an increase of $0.6 million due to increased demand for mechanical components.

Gross Margin. Gross margin was $109.8 million, or 32.7% of net sales, in fiscal 2011, versus $84.6 million, or 30.8% of net sales, for the comparable period in fiscal 2010. The increase in our gross margin as a percentage of net sales was primarily the result of improvement in overall volume offset by costs of $2.9 million associated with new large bearing product lines.

Selling, General and Administrative. SG&A expenses increased by $5.3 million, or 11.3%, to $52.7 million in fiscal 2011 compared to $47.4 million for the same period in fiscal 2010. The increase of $5.3 million was primarily attributable to personnel-related cost increases, higher incentive stock compensation expense of $0.9 million, and an increase in business travel costs. As a percentage of net sales, SG&A was 15.7% in fiscal 2011 compared to 17.3% for the same period in fiscal 2010.

Other, net. Other, net in fiscal 2011 was $0.9 million compared to $2.5 million for the same period in fiscal 2010. In fiscal 2011, other, net consisted of a net gain of $1.1 million on the sale of assets and $0.1 million of other income offset by $1.4 million of amortization of intangibles, $0.5 million of bad debt expense and $0.2 million of restructuring costs. In fiscal 2010, other, net included $1.3 million of amortization of intangibles, $1.2 million of restructuring and moving expenses, primarily related to reductions in workforce and the consolidation of our Houston, Texas facility, and a loss of $0.2 million on the disposal of fixed assets offset by $0.2 million of other miscellaneous income.

Operating Income. The increase in operating income in three of our four reportable segments was driven primarily by the current recovery in our industrial business. Our operating income as a percentage of net sales increased in two of our four business segments as a result of the current economic recovery offset by expansion costs for our large bearing product lines.

Operating income was $56.2 million, or 16.7% of net sales, in fiscal 2011 compared to $34.7 million, or 12.6% of net sales, in fiscal 2010. Operating income for the Plain Bearings segment was $45.9 million in fiscal 2011, or 27.2% of net sales, compared to $28.6 million for the same period last year, or 21.3% of net sales. The Roller Bearings segment achieved an operating income in fiscal 2011 of $28.0 million, or 28.3% of net sales, compared to $21.0 million, or 28.7% of net sales, in fiscal 2010. The Ball Bearings segment achieved an operating income of $3.6 million, or 8.8% of net sales, in fiscal 2011, compared to $5.6 million, or 12.3% of net sales, for the same period in fiscal 2010. The Other segment achieved an operating income of $6.4 million, or 23.3% of net sales, in fiscal 2011, compared to $2.0 million, or 9.1% of net sales, for the same period in fiscal 2010.

Interest Expense, net. Interest expense, net was $1.8 million in fiscal 2011 and fiscal 2010, respectively.

Other Non-Operating Expense (Income). Other non-operating expense was $1.5 million in fiscal 2011 compared to income of $0.1 million in fiscal 2010. The increase in expense of $1.6 million was primarily due to losses resulting from foreign exchange activity.

Income Before Income Taxes. Income before taxes was $52.9 million in fiscal 2011 compared to income before taxes of $33.0 million in fiscal 2010.

Income Taxes. Income tax expense in fiscal 2011 was $18.0 million compared to $8.6 million in fiscal 2010. The effective income tax rate in fiscal 2011 was 34.1% compared to 26.1% in fiscal 2010. The effective income tax rate for fiscal 2011 is different from the U.S. statutory rate due to a special manufacturing deduction in the U.S., which decreases the rate, and state income taxes which increase the rate. For fiscal 2010, the income tax expense of $8.6 million and the effective tax rate of 26.1% include the benefit of the Advanced Manufacturing Tax Credit under Internal Revenue Code 48C ("Section 48C Credit"). Without consideration of this tax credit, the income tax expense would have been $11.3 million and the effective tax rate would have been 34.2% for fiscal 2010. In addition, the effective tax rate for fiscal 2010 is different from the U.S. statutory rate due to a tax holiday relating to the Schaublin facility in Switzerland, which decreases the rate. This holiday expired in March 2010.

Net Income. Net income was $34.9 million in fiscal 2011 compared to net income of $24.4 million in fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

Net Sales. Net sales for fiscal 2010 were $274.7 million, a decrease of $81.1 million, or 22.8%, compared to $355.8 million for the same period in fiscal 2009. During fiscal 2010, we experienced net sales declines in all of our four segments, driven by lower demand across our end markets due to the weak economic climate. Overall, net sales to aerospace and defense customers fell 22.5% in fiscal 2010 compared to fiscal 2009, mainly driven by a slowdown in the business jet market and inventory liquidations by aircraft distributors. Net sales to diversified industrial customers decreased 23.2% in fiscal 2010 compared to fiscal 2009 as a result of the overall decline in the global industrial markets. This decline was offset by the inclusion of our Lubron acquisition which contributed $2.3 million of net sales to our diversified industrial customers in fiscal 2010.

The Plain Bearings segment achieved net sales of $134.3 million in fiscal 2010, a decrease of $32.4 million, or 19.4%, compared to $166.7 in fiscal 2009. The weak economy contributed to the overall net sales decline in this segment, with a $27.7 million decrease in net sales to aerospace and defense customers combined with a $7.0 million decline in net sales to diversified industrial customers. This decline was offset by the inclusion of our Lubron acquisition which contributed $2.3 million of net sales to our diversified industrial sector.

The Roller Bearings segment achieved net sales of $73.2 million in fiscal 2010, a decrease of $21.2 million, or 22.5%, compared to $94.4 million for the same period in the prior year. The weak economic performance of the industrial sector contributed $17.9 million of this net sales decline combined with a $3.3 million decrease in net sales to aerospace and defense customers.

The Ball Bearings segment achieved net sales of $45.4 million in fiscal 2010, a decrease of $18.2 million, or 28.6%, compared to $63.6 million for the same period in the prior year. Of this decline, $4.7 million was attributable to the impact of the economic downturn on the industrial sector while net sales to the aerospace and defense sector declined $13.5 million compared to the same period in fiscal 2009.

The Other segment, which is focused mainly on the sale of machine tool collets and precision components, achieved net sales of $21.8 million in fiscal 2010, a decrease of $9.3 million, or 29.9%, compared to $31.1 million in fiscal 2009. Of this decrease, $6.8 million was attributable to a decline in the sale of machine tool collets in Europe combined with a decline of $2.5 million due to the general industrial decline for mechanical components.

Gross Margin. Gross margin was $84.6 million, or 30.8% of net sales, in fiscal 2010, versus $118.2 million, or 33.2% of net sales, for the comparable period in fiscal 2009. The decrease in our gross margin as a percentage of net sales was primarily the result of the current economic downturn combined with costs of approximately $2.6 million associated with our expansion into large bearing product lines.

Selling, General and Administrative. SG&A expenses decreased by $8.4 million, or 15.1%, to $47.4 million in fiscal 2010 compared to $55.8 million for the same period in fiscal 2009. The decrease was primarily due to a decline of $9.2 million in compensation expenses, professional fees and general expense offset by higher stock compensation expense of $0.7 million and $0.1 million associated with acquisitions. As a percentage of net sales, SG&A was 17.3% in fiscal 2010 compared to 15.7% for the same period in fiscal 2009.

Other, net. Other, net in fiscal 2010 was $2.5 million compared to $7.5 million for the same period in fiscal 2009. In fiscal 2010, other, net included $1.3 million of amortization of intangibles, $1.2 million of restructuring and moving expenses, primarily related to reductions in workforce and the consolidation of our Houston, Texas facility, and a loss of $0.2 million on the disposal of fixed assets offset by $0.2 million of other miscellaneous income. In fiscal 2009, other, net included $1.6 million of amortization of intangibles, $1.1 million of plant consolidation and moving expenses primarily related to the consolidation of our Walterboro, South Carolina facility, a loss on disposal and impairment of fixed assets and intangibles of $4.4 million and bad debt expense of $0.4 million.

Operating Income. Operating income was $34.7 million, or 12.6% of net sales, in fiscal 2010 compared to $55.0 million, or 15.4% of net sales, in fiscal 2009. Operating income for the Plain Bearings segment was $28.6 million in fiscal 2010, or 21.3% of net sales, compared to $41.5 million in fiscal 2009, or 24.9% of net sales. The Roller Bearings segment achieved an operating income in fiscal 2010 of $21.0 million, or 28.7% of net sales, compared to $23.7 million, or 25.1% of net sales, in fiscal 2009. The Ball Bearings segment achieved an operating income of $5.6 million, or 12.3% of net sales, in fiscal 2010, compared to $14.5 million, or 22.7% of net sales, for the same period in fiscal 2009. The Other segment achieved an operating income of $2.0 million, or 9.1% of net sales, in fiscal 2010, compared to $2.4 million or 7.6% of net sales, for the same period in fiscal 2009. The decrease in operating income in all four of our business segments was driven by a decrease in volume due to the economic climate. Our operating income as a percentage of net sales declined in two of our four business segments as a result of the economic downturn and costs for our large bearing product lines.

Interest Expense, net. Interest expense, net decreased by $0.8 million to $1.8 million in fiscal 2010, compared to $2.6 million in fiscal 2009, driven by debt reduction.

Other Non-Operating Expense (Income). In fiscal 2010, we incurred a foreign exchange loss of approximately $0.1 million related primarily to a loan to our Phoenix subsidiary denominated in British Pound Sterling. This was offset by approximately $0.2 million in payments received under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA) compared to $0.4 million in payments received in fiscal 2009. The CDSOA distributes antidumping duties paid by overseas companies to domestic firms hurt by unfair trade.

Income Before Income Taxes. Income before taxes was $33.0 million in fiscal 2010 compared to income before taxes of $51.4 million in fiscal 2009.

Income Taxes. Income tax expense in fiscal 2010 was $8.6 million compared to $16.9 million in fiscal 2009. The effective income tax rate in fiscal 2010 was 26.1% compared to 33.0% in fiscal 2009. For fiscal 2010, the income tax expense of $8.6 million and the effective tax rate of 26.1% include the benefit of the Advanced Manufacturing Tax Credit under Internal Revenue Code 48C ("Section 48C Credit"). Without consideration of this tax credit, the income tax expense would have been $11.3 million and the effective tax rate would have been 34.2% for fiscal 2010.

Net Income. Net income was $24.4 million in fiscal 2010 compared to net income of $34.5 million in fiscal 2009.

Liquidity and Capital Resources

Our business is capital intensive. Our capital requirements include manufacturing equipment and materials. In addition, we have historically fueled our growth in part through acquisitions. We have historically met our working capital, capital expenditure requirements and acquisition funding needs through our net cash flows provided by operations, various debt arrangements and sale of equity to investors.

Liquidity

On November 30, 2010, we and RBCA terminated the previous KeyBank Credit Agreement and the related credit, security and ancillary agreements, and entered into a new credit agreement (the "JP Morgan Credit Agreement") and related security and guaranty agreements with certain banks, J.P. Morgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Chase Bank, N.A. and KeyBank National Association as Co-Lead Arrangers and Joint Lead Book Runners. The JP Morgan Credit Agreement provides RBCA with a $150.0 million five-year senior secured revolving credit facility which can be increased by up to $100.0 million, in increments of $25.0 million, under certain circumstances and subject to certain conditions (including the receipt from one or more lenders of the additional commitment).

Amounts outstanding under the JP Morgan Credit Agreement generally bear interest at the prime rate, or LIBOR plus a specified margin, depending on the type of borrowing being made. The applicable margin is based on our consolidated ratio of net debt to adjusted EBITDA from time to time. Currently, our margin is 0.5% for prime rate loans and 1.5% for LIBOR rate loans.

The JP Morgan Credit Agreement requires us to comply with various covenants, including among other things, financial covenants to maintain the following: (1) a ratio of consolidated net debt to adjusted EBITDA not to exceed 3.25 to 1; and (2) a consolidated fixed charge coverage ratio not to exceed 1.5 to 1. As of April 2, 2011, we were in compliance with all such covenants.

The JP Morgan Credit Agreement allows us to, among other things, make distributions to shareholders, repurchase our stock, incur other debt or liens, or acquire or dispose of assets provided that we comply with certain requirements and limitations of the credit agreement. Our obligations under the JP Morgan Credit Agreement are secured by a pledge of substantially all of our and RBCA's assets and a guaranty by us of RBCA's obligations.

On November 30, 2010, we borrowed approximately $30.0 million under the JP Morgan Credit Agreement and used such funds to repay the approximately $30.0 million balance outstanding under the KeyBank Credit Agreement. We paid down the $30.0 million outstanding revolver balance in the first quarter of fiscal 2012. Amounts outstanding under the new credit agreement are generally due and payable on the expiration date of November 30, 2015. We may elect to prepay some or all of the outstanding balance from time to time without penalty.

Approximately $6.0 million of the JP Morgan Credit Agreement is being utilized to provide letters of credit to secure RBCA's obligations relating to certain insurance programs. As of April 2, 2011, RBCA had the ability to borrow up to an additional $114.0 million under the JP Morgan Credit Agreement.

On October 27, 2008, Schaublin entered into a new bank credit facility with Credit Suisse which replaced the prior bank credit facility of December 8, 2003 and its amendment of November 8, 2004. This facility provides for up to 4.0 million Swiss francs, or $4.3 million, of revolving credit loans and letters of credit. Borrowings under this facility bear interest at Credit Suisse's prevailing prime bank rate. As of April 2, 2011, there were no borrowings under the Swiss Credit Facility.

Our ability to meet future working capital, capital expenditures and debt service requirements will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, particularly interest rates, cyclical changes in our end markets and prices for steel and our ability to pass through price increases on a timely basis, many of which are outside of our control. In addition, future acquisitions could have a significant impact on our liquidity position and our need for additional funds.

From time to time we evaluate our existing facilities and operations and their strategic importance to us. If we determine that a given facility or operation does not have future strategic importance, we may sell, partially or completely, relocate production lines, consolidate or otherwise dispose of those operations. Although we believe our operations would not be materially impaired by such dispositions, relocations or consolidations, we could incur significant cash or non-cash charges in connection with them.

Cash Flows

Fiscal 2011 Compared to Fiscal 2010

In the fiscal year ended April 2, 2011, we generated cash of $50.0 million from operating activities compared to $41.2 million for the fiscal year ended April 3, 2010. The increase of $8.8 million was mainly a result of an increase of $10.5 million in net income and the net of non-cash charges of $2.5 million offset by a change in operating assets and liabilities of $0.8 million. The change in working capital investment was primarily attributable to an increase in inventory, an increase in accounts receivable and an increase in other non-current assets offset by a decrease in prepaid expenses and other current assets, an increase in accounts payable, an increase in accrued expenses and other current liabilities and an increase in other non-current liabilities.

Cash used for investing activities for fiscal 2011 included $10.4 million relating to capital expenditures compared to $9.9 million for fiscal 2010. This was offset by $3.2 million, net for the proceeds and purchase of short-term investments and by $2.4 million of proceeds from the sale of certain assets of our J. Bovagnet sales branch.

In fiscal 2011, financing activities used $5.4 million. This was primarily due to the $7.0 paydown of our revolver and $1.5 million related to financing fees related to our new credit agreement offset by $3.1 million, net proceeds from the exercise of stock options and repurchase of common stock.

Fiscal 2010 Compared to Fiscal 2009

In the fiscal year ended April 3, 2010, we generated cash of $41.2 million from operating activities compared to $44.7 million for the fiscal year ended March 28, 2009. The decrease of $3.5 million was mainly a result of a decrease of $10.1 million in net income and the net of non-cash charges of $4.1 million offset by a change in operating assets and liabilities of $10.7 million. The change in working capital investment was primarily attributable to a decrease in accounts receivable, a decrease in inventory, a decrease in other non-current assets and an increase in accounts payable offset by an increase in prepaid expenses and other current assets, a decrease in accrued expenses and other current liabilities and a decrease in non-current liabilities.

Cash used for investing activities for fiscal 2010 included $9.9 million relating to capital expenditures compared to $27.6 million for fiscal 2009. Investing activities also included $7.2 million for the purchase of short-term investments and $1.9 million related to the acquisition of Lubron.

In fiscal 2010, financing activities used $31.4 million, primarily for the paydown of our revolver by $30.0 million.

Capital Expenditures

Our capital expenditures in fiscal 2011 were $10.4 million. We expect to make capital expenditures of approximately $11.0 to $14.0 million during fiscal 2012 in connection with our existing business. We have funded our fiscal 2011 capital expenditures, and expect to fund fiscal 2012 capital expenditures, principally through existing cash, internally generated funds and borrowings under our JP Morgan Credit Agreement. We may also make substantial additional capital expenditures in connection with acquisitions.

Obligations and Commitments

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions and interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments and leases as of April 2, 2011:

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
			(in thousands)		
Total debt[1]	$ 31,296	$ 30,546	$ 750	$ —	$ —
Capital lease obligations	255	119	136	—	—
Operating leases	17,501	4,727	7,167	4,049	1,558
Interest on fixed rate debt[2]	323	317	5	1	—
Interest on variable rate debt[3]	40	40	—	—	—
Pension and postretirement benefits	17,969	1,652	3,388	3,588	9,341
Total contractual cash obligations	$ 67,384	$ 37,401	$ 11,446	$ 7,638	$ 10,899

(1) Includes the $30.0 million outstanding balance on the five-year senior secured revolving credit facility under our JP Morgan Credit Agreement, which expires on November 30, 2015 and $1.3 million notes payable.

(2) Interest payments are calculated based on a fixed rate of 3.64% less the current LIBOR rate (per the interest rate swap agreement).

(3) Interest payments are calculated based on the current LIBOR rate plus the applicable bank margin per our JP Morgan Credit Agreement. To the extent that actual rates change, our interest rate obligations will change accordingly.

(4) We cannot make a reasonably reliable estimate of when (or if) the unrecognized tax benefit liability of $10.1 million will be paid to the respective taxing authorities. These obligations are therefore excluded from the above table.

Quarterly Results of Operations

	Quarter Ended							
	Apr. 2, 2011	Jan. 1, 2011	Oct. 2, 2010	July 3, 2010	Apr. 3, 2010	Dec. 26, 2009	Sept. 26, 2009	Jun. 27, 2009
	(Unaudited) (in thousands, except per share data)							
Net sales	$88,898	$81,258	$83,095	$82,374	$79,832	$67,481	$63,657	$63,732
Gross margin	30,319	25,964	27,238	26,253	25,130	20,439	19,093	19,904
Operating income	16,054	12,204	13,888	14,047	11,515	8,139	7,237	7,779
Net income	$ 9,867	$ 7,386	$ 8,554	$ 9,061	$ 9,665	$ 5,249	$ 4,404	$5,067
Net income per common share:								
Basic[1][2]	$ 0.45	$ 0.34	$ 0.40	$ 0.42	$ 0.45	$ 0.24	$ 0.20	$ 0.23
Diluted[1][2]	$ 0.44	$ 0.33	$ 0.39	$ 0.41	$ 0.44	$ 0.24	$ 0.20	$ 0.23

(1) See Part II, Item 8. "Financial Statements and Supplementary Data," Note 2 "Summary of Significant Accounting Policies-Net Income Per Common Share."

(2) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, recoverability of intangible assets, income taxes, financing operations, pensions and other postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. In accordance with SEC Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements as amended by Staff Accounting Bulletin 104," we recognize revenues principally from the sale of products at the point of passage of title, which is at the time of shipment, except for certain customers for which it occurs when the products reach their destination.

Accounts Receivable. We are required to estimate the collectibility of our accounts receivable, which requires a considerable amount of judgment in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. Changes in required reserves may occur in the future as conditions in the marketplace change.

Inventory. Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We account for inventory under a full absorption method. We record adjustments to the value of inventory based upon past sales history and forecasted plans to sell our inventories. The physical condition, including age and quality, of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

Goodwill. Goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) is not amortized but instead is tested for impairment annually (performed by us during the fourth quarter of each fiscal year), or when events or circumstances indicate that its value may have declined. This determination of any goodwill impairment is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to our carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the goodwill's implied fair value. The fair value of our reporting units is calculated by the combination of a present value of future cash flow method and a multiple of EBITDA method. Although no changes are expected as a result of the comparison, if the assumptions management makes regarding estimated cash flows are less favorable than expected, we may be required to record an impairment charge in the future.

Income Taxes. As part of the process of preparing the consolidated financial statements, we are required to estimate the income taxes in each jurisdiction in which we operate. This process involves estimating the actual current tax liabilities together with assessing temporary differences resulting from the differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheet. We must then assess the likelihood that the deferred tax assets will be recovered, and to the extent that we believe that recovery is not more than likely, we are required to establish a valuation allowance. If a valuation allowance is established or increased during any period, we are required to include this amount as an expense within the tax provision in the Consolidated Statements of Operations. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, accrual for uncertain tax positions and any valuation allowance recognized against net deferred tax assets.

Pension Plan and Postretirement Health Care. We have a noncontributory defined benefit pension plan covering union employees in our Heim division plant in Fairfield, Connecticut, our Bremen subsidiary plant in Plymouth, Indiana and former union employees of our Tyson subsidiary in Glasgow, Kentucky and Nice subsidiary in Kulpsville, Pennsylvania.

Our pension plan funding policy is to make the minimum annual contribution required by the Employee Retirement Income Security Act of 1974. Plan obligations and annual pension expense are determined by independent actuaries using a number of assumptions provided by us including assumptions about employee demographics, retirement age, compensation levels, pay rates, turnover, expected long-term rate of return on plan assets, discount rate and the amount and timing of claims. Each plan assumption reflects our best estimate of the plan's future experience. The most sensitive assumption in the determination of plan obligations for pensions is the discount rate. The discount rate that we use for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 7.00% at March 28, 2009 to 6.00% at April 3, 2010 and to 5.30% at April 2, 2011. In developing the overall expected long-term rate of return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities and debt securities. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term rate of return on plan assets assumption. The expected long-term rate of return on the assets of our pension plan was 8.25% in fiscal 2011 and fiscal 2010, respectively.

Lowering the discount rate assumption used to determine net periodic pension cost by 1.00% (from 6.00% to 5.00%) would have increased our pension expense for fiscal 2011 by approximately $0.2 million. Increasing the discount rate assumption used to determine net periodic pension cost by 1.00% (from 6.00% to 7.00%) would have decreased our pension expense for fiscal 2011 by approximately $0.2 million.

Lowering the expected long-term rate of return on the assets of our pension plan by 1.00% (from 8.25% to 7.25%) would have increased our pension expense for fiscal 2011 by approximately $0.2 million. Increasing the expected long-term rate of return on the assets of our pension plan by 1.00% (from 8.25% to 9.25%) would have reduced our pension expense for fiscal 2011 by approximately $0.2 million.

Lowering the discount rate assumption used to determine the funded status as of April 2, 2011 by 1.00% (from 5.30% to 4.30%) would have increased the projected benefit obligation of our pension plans by approximately $2.5 million. Increasing the discount rate assumption used to determine the funded status as of April 2, 2011 by 1.00% (from 5.30% to 6.30%) would have reduced the projected benefit obligation of our pension plans by approximately $2.1 million.

Our investment program objective is to achieve a rate of return on plan assets which will fund the plan liabilities and provide for required benefits while avoiding undue exposure to risk to the plan and increases in funding requirements. Our actual target allocation of plan assets was 60% equity and 40% fixed income investments as of April 2, 2011 compared to a 100% short-term investment allocation at April 3, 2010. We have developed an asset allocation strategy for fiscal 2012 and beyond based on this allocation and will closely monitor these investments as the global financial market improves.

Stock-Based Compensation. The Company recognizes compensation cost relating to all share-based payment transactions in the financial statements based upon the grant-date fair value of the instruments issued over the requisite service period.

The fair value for our options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended		
	April 2, 2011	**April 3, 2010**	**March 28, 2009**
Dividend yield	0.0%	0.0%	0.0%
Expected weighted-average life (yrs.)	4.8	4.7	4.5
Risk-free interest rate	1.48%	2.25%	1.78%
Expected volatility	47.1%	39.8%	42.8%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

Derivative Instruments. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive loss until the hedged item is recognized in earnings. In fiscal 2008, we entered into an interest rate swap agreement to hedge a portion of our debt. This instrument qualifies as a cash flow hedge. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized currently in other comprehensive income (loss).

Impact of Inflation, Changes in Prices of Raw Materials and Interest Rate Fluctuations

To date, inflation in the economy as a whole has not significantly affected our operations. However, we purchase steel at market prices, which fluctuate as a result of supply and demand in the marketplace. To date, we have generally been able to pass through these price increases through price increases on our products, the assessment of steel surcharges on our customers or entry into long-term agreements with our customers which often contain escalator provisions tied to our invoiced price of steel. However, even if we are able to pass these steel surcharges or price increases to our customers, there may be a time lag of up to 3 months or more between the time a price increase goes into effect and our ability to implement surcharges or price increases, particularly for orders already in our backlog. As a result, our gross margin percentage may decline, and we may not be able to implement other price increases for our products.

Competitive pressures and the terms of certain of our long-term contracts may require us to absorb at least part of these cost increases, particularly during periods of high inflation. Our principal raw material is 440c and 52100 wire and rod steel (types of stainless and chrome steel), which has historically been readily available. We have never experienced a work stoppage due to a supply shortage. We maintain multiple sources for raw materials including steel and have various supplier agreements. Through sole-source arrangements, supplier agreements and pricing, we have been able to minimize our exposure to fluctuations in raw material prices.

Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We believe that our sources are adequate for our needs in the foreseeable future, that there exist alternative suppliers for our raw materials and that in most cases readily available alternative materials can be used for most of our raw materials.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of April 2, 2011, we had $30.0 million of indebtedness outstanding, none of which bore interest at floating rates after taking into account an interest rate swap agreement that we entered into to mitigate the effect of interest rate fluctuations. Under this agreement, we pay a fixed rate of interest of 3.64% and receive floating rates of interest based on one month LIBOR, as required. This agreement matures on June 24, 2011. Depending upon market conditions, we may enter into additional interest swap or hedge agreements (with counterparties that, in our judgment, have sufficient credit worthiness) to hedge our exposure against interest rate volatility.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates.

Interest Rates. We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Outstanding balances under our JP Morgan Credit Agreement generally bear interest at the prime rate or LIBOR (the London inter-bank offered rate for deposits in U.S. dollars for the applicable LIBOR period) plus a specified margin, depending on the type of borrowing being made. The applicable margin is based on our consolidated ratio of net debt to adjusted EBITDA from time to time. As of April 2, 2011, our margin is 0.5% for prime rate loans (prime rate at April 2, 2011 was 3.25%) and 1.5% for LIBOR rate loans (one month LIBOR rate at April 2, 2011 was 0.25%).

Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow. To achieve our objective, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. During fiscal 2011 and 2010, our average outstanding variable rate debt, after taking into account the average outstanding notional amount of our interest rate swap agreement, was 0% and 18% of our average outstanding debt, respectively. We manage a significant portion of our exposure to interest rate fluctuations in our variable rate debt through an interest rate swap agreement. This agreement effectively converts interest rate exposure from variable rates to fixed rates of interest. Please read Part II, Item 8. "Financial Statements and Supplementary Data" Note 2 "Summary of Significant Accounting Policies-Derivative Financial Instruments" and Note 11 "Debt" included elsewhere in this Annual Report on Form 10-K which outline the principal and notional interest rates, fair values and other terms required to evaluate the expected cash flow from this agreement.

Foreign Currency Exchange Rates. As a result of our operations in Europe, we are exposed to risk associated with fluctuating currency exchange rates between the U.S. dollar, the Euro, the Swiss Franc and the British Pound Sterling. Our Swiss operations utilize the Swiss Franc as the functional currency, our French operations utilize the Euro as the functional currency and our English operations utilize the British Pound Sterling as the functional currency. Foreign currency transaction gains and losses are included in earnings. Approximately 14% of our net sales were denominated in foreign currencies for fiscal 2011 compared to 15% of our net sales in fiscal 2010. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense markets. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group, and to foreign currency denominated trade receivables. Unrealized currency translation gains and losses are recognized upon translation of the foreign subsidiaries' balance sheets to U.S. dollars. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. We periodically enter into derivative financial instruments in the form of forward exchange contracts to reduce the effect of fluctuations in exchange rates on certain third-party sales transactions denominated in non-functional currencies. Based on the accounting guidance related to derivatives and hedging activities, we record derivative financial instruments at fair value.

For derivative financial instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income, and is reclassified into earnings when the hedged transaction affects earnings. As of April 2, 2011, our outstanding forward exchange contracts were not material.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of RBC Bearings Incorporated

We have audited the accompanying consolidated balance sheets of RBC Bearings Incorporated as of April 2, 2011 and April 3, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended April 2, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RBC Bearings Incorporated at April 2, 2011 and April 3, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RBC Bearings Incorporated's internal control over financial reporting as of April 2, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2011 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Hartford, Connecticut
May 27, 2011

RBC Bearings Incorporated

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

	April 2, 2011	April 3, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 63,975	$ 21,389
Short-term investments	3,912	7,234
Accounts receivable, net of allowance for doubtful accounts of $1,490 in 2011 and $1,242 in 2010	60,095	53,978
Inventory	144,175	136,366
Deferred income taxes	9,145	6,249
Prepaid expenses and other current assets	4,040	9,287
Total current assets	285,342	234,503
Property, plant and equipment, net	88,408	89,537
Goodwill	34,713	34,713
Intangible assets, net of accumulated amortization of $7,810 in 2011 and $6,354 in 2010	12,121	12,665
Other assets	5,398	4,537
Total assets	$ 425,982	$ 375,955

See accompanying notes.

RBC Bearings Incorporated

Consolidated Balance Sheets (continued)

(dollars in thousands, except share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 2, 2011	April 3, 2010
Current liabilities:		
Accounts payable	$ 24,245	$ 18,897
Accrued expenses and other current liabilities	14,760	11,439
Current portion of long-term debt	30,546	1,453
Total current liabilities	69,551	31,789
Long-term debt, less current portion	750	37,000
Deferred income taxes	6,591	5,922
Other non-current liabilities	19,023	17,697
Total liabilities	95,915	92,408
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $.01 par value; authorized shares: 10,000,000 in 2011 and 2010; none issued and outstanding	—	—
Common stock, $.01 par value; authorized shares: 60,000,000 in 2011 and 2010; issued and outstanding shares: 22,092,011 in 2011 and 21,902,761 in 2010	221	219
Additional paid-in capital	197,644	189,496
Accumulated other comprehensive (loss)	2,380	(1,672)
Retained earnings	135,395	100,527
Treasury stock, at cost, 186,658 shares in 2011 and 170,338 shares in 2010	(5,573)	(5,023)
Total stockholders' equity	330,067	283,547
Total liabilities and stockholders' equity	$425,982	$375,955

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Operations

(dollars in thousands, except share and per share data)

	Fiscal Year Ended		
	April 2, 2011	**April 3, 2010**	**March 28, 2009**
Net sales	$ 335,625	$ 274,702	$ 355,796
Cost of sales	225,851	190,136	237,576
Gross margin	109,774	84,566	118,220
Operating expenses:			
Selling, general and administrative	52,706	47,367	55,779
Other, net	875	2,529	7,471
Total operating expenses	53,581	49,896	63,250
Operating income	56,193	34,670	54,970
Interest expense, net	1,791	1,807	2,605
Loss on early extinguishment of debt	—	—	319
Other non-operating expense (income)	1,525	(147)	645
Income before income taxes	52,877	33,010	51,401
Provision for income taxes	18,009	8,625	16,947
Net income	$ 34,868	$ 24,385	$ 34,454
Net income per common share:			
Basic	$ 1.61	$ 1.13	$ 1.60
Diluted	$ 1.58	$ 1.12	$ 1.58
Weighted average common shares:			
Basic	21,678,626	21,590,421	21,570,979
Diluted	22,078,711	21,747,082	21,738,812

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock		Total Stockholders' Equity	Comprehensive Income
	Shares	Amount				Shares	Amount		
Balance at March 29, 2008	21,782,186	$218	$184,285	$ 1,312	$ 41,688	(113,322)	$ (3,593)	$223,910	
Net income	—	—	—	—	34,454	—	—	34,454	34,454
Repurchase of common stock	—	—	—	—	—	(10,000)	(336)	(336)	
Stock-based compensation	—	—	2,502	—	—	—	—	2,502	
Exercise of equity awards	12,800	—	253	—	—	(8,908)	(232)	21	
Change in net prior service cost and actuarial losses, net of taxes of $144	—	—	—	233	—	—	—	233	233
Issuance of restricted stock	43,500	—	—	—	—	—	—	—	
Change in fair value of derivatives, net of tax benefit of $360	—	—	—	(582)	—	—	—	(582)	(582)
Income tax benefit on exercise of non-qualified common stock options	—	—	99	—	—	—	—	99	
Currency translation adjustments	—	—	—	(4,290)	—	—	—	(4,290)	(4,290)
Comprehensive income									29,815
Balance at March 28, 2009	21,838,486	218	187,139	(3,327)	76,142	(132,230)	(4,161)	256,011	
Net income	—	—	—	—	24,385	—	—	24,385	24,385
Repurchase of common stock	—	—	—	—	—	(24,400)	(565)	(565)	
Stock-based compensation	—	—	3,182	—	—	—	—	3,182	
Exercise of equity awards	23,275	—	323	—	—	(13,708)	(297)	26	
Change in net prior service cost and actuarial losses, net of tax benefit of $1,301	—	—	—	(2,189)	—	—	—	(2,189)	(2,189)
Issuance of restricted stock	41,000	1	(1)	—	—	—	—	—	
Adjusted tax benefit from IRS settlement	—	—	(1,060)	—	—	—	—	(1,060)	
Change in fair value of derivatives, net of taxes of $210	—	—	—	353	—	—	—	353	353
Income tax benefit on exercise of non-qualified common stock options	—	—	(87)	—	—	—	—	(87)	
Unrealized gain on investments, net of taxes of $46	—	—	—	79	—	—	—	79	79
Currency translation adjustments	—	—	—	3,412	—	—	—	3,412	3,412
Comprehensive income									26,040
Balance at April 3, 2010	21,902,761	219	189,496	(1,672)	100,527	(170,338)	(5,023)	283,547	
Net income	—	—	—	—	34,868	—	—	34,868	34,868
Stock-based compensation	—	—	4,057	—	—	—	—	4,057	
Exercise of equity awards	164,450	2	3,135	—	—	(16,320)	(550)	2,587	
Change in net prior service cost and actuarial losses, net of tax benefit of $777	—	—	—	(1,308)	—	—	—	(1,308)	(1,308)
Issuance of restricted stock	24,800			—	—	—	—	—	
Change in fair value of derivatives, net of taxes of $349	—	—	—	542	—	—	—	542	542
Income tax benefit on exercise of non-qualified common stock options	—	—	956	—	—	—	—	956	
Unrealized loss on investments, net of tax benefit of $6	—	—	—	(11)	—	—	—	(11)	(11)
Currency translation adjustments	—	—	—	4,829	—	—	—	4,829	4,829
Comprehensive income									$ 38,920
Balance at April 2, 2011	22,092,011	$221	$197,644	$ 2,380	$ 135,395	(186,658)	$ (5,573)	$330,067	

See accompanying notes.

RBC Bearings Incorporated
Consolidated Statements of Cash Flows
(dollars in thousands)

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Cash flows from operating activities:			
Net income	$34,868	$24,385	$34,454
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,551	10,497	10,592
Excess tax benefits from stock-based compensation	(956)	87	(99)
Deferred income taxes	(1,146)	1,082	123
Amortization of intangible assets	1,420	1,333	1,568
Amortization of deferred financing costs	297	209	234
Stock-based compensation	4,057	3,182	2,502
(Gain) loss on disposition of assets	(1,076)	200	4,383
Loss on early extinguishment of debt (non-cash portion)	—	—	319
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(5,128)	9,570	1,487
Inventory	(6,279)	(612)	(11,056)
Prepaid expenses and other current assets	5,278	(341)	1,087
Other non-current assets	(611)	(1,155)	(1,446)
Accounts payable	4,976	(2,131)	(3,959)
Accrued expenses and other current liabilities	2,590	(6,281)	2,877
Other non-current liabilities	115	1,128	1,675
Net cash provided by operating activities	49,956	41,153	44,741
Cash flows from investing activities:			
Purchase of property, plant and equipment	(10,440)	(9,906)	(27,583)
Purchase of short-term investments	(1,845)	(7,219)	—
Proceeds from sale or maturities of short-term investments	5,043	—	—
Acquisition of businesses, net of cash acquired	—	(1,943)	(6,325)
Proceeds from sale of assets	2,397	15	568
Net cash used in investing activities	(4,845)	(19,053)	(33,340)
Cash flows from financing activities:			
Net increase (decrease) in revolving credit facility	(7,000)	(30,000)	26,000
Repurchase of common stock	(550)	(862)	(569)
Exercise of stock options	3,137	323	253
Excess tax benefits from stock-based compensation	956	(87)	99
Payments of notes payable	(156)	(473)	(99)
Financing fees paid in connection with senior credit facility	(1,515)	—	—
Retirement of industrial revenue bonds	—	—	(15,500)
Other, net	(247)	(289)	(262)
Net cash (used in) provided by financing activities	(5,375)	(31,388)	9,922
Effect of exchange rate changes on cash	2,850	120	(625)
Cash and cash equivalents:			
Increase (decrease) during the year	42,586	(9,168)	20,698
Cash, at beginning of year	21,389	30,557	9,859
Cash, at end of year	$ 63,975	$ 21,389	$ 30,557
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,433	$ 1,703	$ 2,365
Income taxes	$ 11,785	$ 8,704	$ 14,856

See accompanying notes.

RBC Bearings Incorporated

Notes to Consolidated Financial Statements

(dollars in thousands, except share and per share data)

1. Organization and Business

RBC Bearings Incorporated (the "Company", collectively with its subsidiaries), is a Delaware corporation. The Company operates in four reportable business segments—roller bearings, plain bearings, ball bearings, other and corporate—in which it manufactures roller bearing components and assembled parts and designs and manufactures high-precision roller and ball bearings. The Company sells to a wide variety of original equipment manufacturers ("OEMs") and distributors who are widely dispersed geographically. In fiscal 2011, 2010 and 2009, no one customer accounted for more than 8% of the Company's sales. The Company's segments are further discussed in Part II, Item 8. "Financial Statements and Supplemental Data," Note 19 "Reportable Segments."

2. Summary of Significant Accounting Policies

General

The consolidated financial statements include the accounts of RBC Bearings Incorporated, Roller Bearing Company of America, Inc. ("RBCA") and its wholly-owned subsidiaries, Industrial Tectonics Bearings Corporation ("ITB"), RBC Linear Precision Products, Inc. ("LPP"), RBC Nice Bearings, Inc. ("Nice"), RBC Precision Products - Bremen, Inc. ("Bremen (MBC)"), RBC Precision Products - Plymouth, Inc. ("Plymouth"), RBC Lubron Bearings Systems, Inc. ("Lubron"), Schaublin Holdings S.A. and its wholly-owned subsidiaries ("Schaublin"), RBC de Mexico S DE RL DE CV ("Mexico"), RBC Oklahoma, Inc. ("RBC Oklahoma"), RBC Aircraft Products, Inc. ("API"), Shanghai Representative office of Roller Bearing Company of America, Inc. ("RBC Shanghai"), RBC Southwest Products, Inc. ("SWP"), All Power Manufacturing Co. ("All Power"), RBC Bearings U.K. Limited and its wholly-owned subsidiary Phoenix Bearings Limited ("Phoenix") and RBC CBS Coastal Bearing Services LLC ("CBS"), as well as its Transport Dynamics ("TDC"), Heim ("Heim"), Engineered Components ("ECD"), A.I.D. Company ("AID"), BEMD Company ("BEMD") and PIC Design ("PIC Design") divisions of RBCA. U.S. Bearings ("USB") is a division of SWP and Schaublin USA is a division of Nice. All intercompany balances and transactions have been eliminated in consolidation.

The Company has a fiscal year consisting of 52 or 53 weeks, ending on the Saturday closest to March 31. Based on this policy, fiscal year 2011 contained 52 weeks, fiscal year 2010 contained 53 weeks and fiscal year 2009 contained 52 weeks. The amounts are shown in thousands, unless otherwise indicated.

The Company has performed a review of subsequent events through the date of filing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, valuation of inventories, accrued expenses, depreciation and amortization, income taxes and tax reserves, pension and postretirement obligations and the valuation of options.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventories are stated at the lower of cost or market, using the first-in, first-out method. A reserve against inventory is recorded for obsolete and slow-moving inventory within each class of inventory.

Shipping and Handling

The sales price billed to customers includes shipping and handling, which is included in net sales. The costs to the Company for shipping and handling are included in cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization of property, plant and equipment, including equipment under capital leases, is provided for by the straight-line method over the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation of assets under capital leases is reported within depreciation and amortization. The cost of equipment under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair market value of the leased equipment at the inception of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

The estimated useful lives of the Company's property, plant and equipment follows:

Buildings	20-30 years
Machinery and equipment	3-15 years
Leasehold improvements	Shorter of the term of lease or estimated useful life

Recognition of Revenue and Accounts Receivable and Concentration of Credit Risk

The Company recognizes revenue only after the following four basic criteria are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed or determinable; and
- Collectibility is reasonably assured.

Revenue is recognized upon the passage of title, which generally is at the time of shipment, except for certain customers for which it occurs when the products reach their destination. Accounts receivable, net of applicable allowances, is recorded when goods are shipped.

The Company sells to a large number of OEMs and distributors who service the aftermarket. The Company's credit risk associated with accounts receivable is minimized due to its customer base and wide geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral or charge interest on outstanding amounts. The Company had no concentrations of credit risk with any one customer greater than 4% and 6% of accounts receivables at April 2, 2011 and April 3, 2010, respectively.

Short-Term Investments

The Company holds investments in high grade corporate bonds which are classified in the accompanying consolidated balance sheets based upon the long or short term nature of the investment and the Company's intent and ability to hold to maturity. Investment returns comprise dividends, interest, and gains and losses. The investments are required to be recorded at fair value and are classified as available for sale, with all unrealized gains and losses included in accumulated other comprehensive income, net of applicable taxes and other adjustments. We regularly review investment securities for impairment using both qualitative and quantitative criteria.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. The Company reviews potential problems, such as past due accounts, a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. Accounts are considered past due based on when payment was originally due. If a customer's situation changes, such as a bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts. The Company will write-off accounts receivable after reasonable collection efforts have been made and the accounts are deemed uncollectible.

Goodwill

Goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) is not amortized but instead is tested for impairment annually, or when events or circumstances indicate that its value may have declined. This determination of any goodwill impairment is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the goodwill's implied fair value. The fair value of the Company's reporting units is calculated by comparing the combination of the net present value of future cash flows method (Level 3 inputs) and a market approach method to the reporting units' carrying value. The Company utilizes discount rates determined by management to be similar with the level of risk in its current business model. The Company performs the annual impairment testing during the fourth quarter of each fiscal year and has determined that, to date, no impairment of goodwill exists. Although no changes are expected, if the actual results of the Company are less favorable than the assumptions the Company makes regarding estimated cash flows, the Company may be required to record an impairment charge in the future.

Deferred Financing Costs

Deferred financing costs are amortized by the effective interest method over the lives of the related credit agreements.

Derivative Financial Instruments

The Company utilizes a derivative financial instrument to manage a portion of its interest rate exposure. The Company does not engage in other uses of these financial instruments. For a financial instrument to qualify as a hedge, the Company must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. The Company must measure the effectiveness of the hedging relationship at the inception of the hedge and on an on-going basis.

If derivative financial instruments qualify as fair value hedges, the gain or loss on the instrument and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative financial instruments that qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a cash flow hedge, if any, is determined based on the dollar-offset method (i.e., the gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item) and is recognized in current earnings during the period of change. As long as hedge effectiveness is maintained, interest rate swap arrangements and foreign currency exchange agreements qualify for hedge accounting as cash flow hedges.

All derivatives are to be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives are recorded in each period in comprehensive income, since the derivative is designated and qualifies as a cash flow hedge.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Temporary differences relate primarily to the timing of deductions for depreciation, goodwill amortization relating to the acquisition of operating divisions, basis differences arising from acquisition accounting, pension and retirement benefits, and various accrued and prepaid expenses. Deferred tax assets and liabilities are recorded at the rates expected to be in effect when the temporary differences are expected to reverse.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding.

Diluted net income per common share is computed by dividing net income by the sum of the weighted-average number of common shares, dilutive common share equivalents then outstanding using the treasury stock method. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options.

The table below reflects the calculation of weighted-average shares outstanding for each year presented as well as the computation of basic and diluted net income per common share:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Net income	$34,868	$24,385	$34,454
Denominator:			
Denominator for basic net income per common share—weighted-average shares	21,678,626	21,590,421	21,570,979
Effect of dilution due to employee stock options	400,085	156,661	167,833
Denominator for diluted net income per common share—adjusted weighted-average shares	22,078,711	21,747,082	21,738,812
Basic net income per common share	$ 1.61	$ 1.13	$ 1.60
Diluted net income per common share	$ 1.58	$ 1.12	$ 1.58

At April 2, 2011, 8,000 employee stock options have been excluded from the calculation of diluted earnings per share, as the inclusion of these shares would be anti-dilutive.

Impairment of Long-Lived Assets

The Company assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever indicators of impairment are present. For amortizable long-lived assets to be held and used, if indicators of impairment are present, management determines whether the sum of the estimated undiscounted future cash flows is less than the carrying amount. The amount of asset impairment, if any, is based on the excess of the carrying amount over its fair value, which is estimated based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. To date, no indicators of impairment exist.

Long-lived assets to be disposed of by sale or other means are reported at the lower of carrying amount or fair value, less costs to sell.

Foreign Currency Translation and Transactions

Assets and liabilities of the Company's foreign operations are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in accumulated other comprehensive income (loss), while gains and losses resulting from foreign currency transactions, which were not material for any of the fiscal years presented, are included in other non-operating expense (income). Net income of the Company's foreign operations for fiscal 2011, 2010 and 2009 amounted to $4,705, $3,310 and $6,115, respectively. Net assets of the Company's foreign operations were $63,928 and $50,241 at April 2, 2011 and April 3, 2010, respectively.

Fair Value of Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Inputs used to measure fair value are within a hierarchy consisting of three levels. Level 1 inputs represent unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs represent unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs represent unobservable inputs for the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The financial assets and liabilities that are measured on a recurring basis at April 2, 2011 consist of the Company's interest rate swap agreement and short-term investments. The Company has measured the fair value of the swap agreement using observable market inputs such as yield curves (as provided by the financial institution with which the swap has been executed). Based on these inputs, the swap is classified as a Level 2 of the valuation hierarchy. The fair value of this agreement reflects the estimated amount that the Company would pay or receive based on the present value of the expected cash flows derived from market rates and prices. The fair value of the short-term investments was determined using quoted prices in active markets for identical assets and are classified as Level 1 of the valuation hierarchy.

The carrying amounts reported in the balance sheet for cash, accounts receivable, prepaids and other current assets, and accounts payable and accruals approximate their fair value due to their short-term nature.

The carrying amounts of the Company's borrowings under its JP Morgan Credit Agreement and Swiss Credit Facility approximate fair value, as these obligations have interest rates which vary in conjunction with current market conditions.

Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income (loss) that relate to the Company are net income, derivatives, foreign currency translation adjustments and pension plan and postretirement benefits, all of which are presented in the consolidated statements of stockholders' equity and comprehensive income (loss).

The following summarizes the activity within each component of accumulated other comprehensive income (loss):

	Currency Translation	Fair Value of Derivatives	Pension and Postretirement Liability	Investments	Total
Balance at March 29, 2008	$ 3,827	$(464)	$(2,051)	$ —	$1,312
Currency translation	(4,290)	—	—	—	(4,290)
Change in fair value of derivatives, net of taxes	—	(582)	—	—	(582)
Net prior service cost and actuarial losses, net of taxes	—	—	233	—	233
Balance at March 28, 2009	(463)	(1,046)	(1,818)	—	(3,327)
Currency translation	3,412	—	—	—	3,412
Change in fair value of derivatives, net of taxes	—	353	—	—	353
Net prior service cost and actuarial losses, net of taxes	—	—	(2,189)	—	(2,189)
Unrealized gain on investments, net of taxes	—	—	—	79	79
Balance at April 3, 2010	2,949	(693)	(4,007)	79	(1,672)
Currency translation	4,829	—	—	—	4,829
Change in fair value of derivatives, net of taxes	—	542	—	—	542
Net prior service cost and actuarial losses, net of taxes	—	—	(1,308)	—	(1,308)
Unrealized gain on investments, net of taxes	—	—	—	(11)	(11)
Balance at April 2, 2011	$ 7,778	$ (151)	$(5,315)	$ 68	$ 2,380

Stock-Based Compensation

The Company recognizes compensation cost relating to all share-based payment transactions in the financial statements based upon the grant-date fair value of the instruments issued over the requisite service period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements." This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require disclosure of the significant judgments made and changes to those judgments and how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company evaluated this new ASU and has determined that it will not have an impact on the determination or reporting of its financial results.

3. Acquisitions and Dispositions

On June 28, 2010, RBC France SAS, a subsidiary of Schaublin SA, sold certain assets relating to its J. Bovagnet sales branch. The assets sold included the trade name, inventory, equipment, and a building. Simultaneously, Schaublin SA entered into a long-term distribution agreement for the continued distribution of Schaublin products by the J. Bovagnet sales operation into a defined territory. A gain in the amount of $1,100 was realized from the sale of the assets in fiscal 2011.

On September 29, 2009, Lubron acquired certain assets of Lubron Bearing Systems, a manufacturer of highly engineered self-lubricating bearings used in bridge building, power generation, subsea oil production and earthquake seismic isolation, located in Huntington Beach, California for $2,976. The purchase price included $1,943 in cash, a $775 note payable and the assumption of certain liabilities. The purchase price allocation is as follows: inventory ($103), fixed assets ($829), goodwill ($1,713) and intangible assets ($331). The products associated with the acquisition are complementary with products already provided by other Company businesses. Lubron is included in the Plain Bearings segment.

4. Short-term Investments

Short-term investments include corporate bonds that are classified as available-for-sale expected to be sold within the next twelve months. These bonds, with an amortized basis of $3,804 and $7,043 at April 2, 2011 and April 3, 2010, respectively, and with maturity dates ranging from April 2011 to November 2012, were measured at fair value by using quoted prices in active markets for identical assets and are classified as Level 1 of the valuation hierarchy. The impact of these investments on results of operations and financial position was not significant.

5. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consists of the following:

Fiscal Year Ended	Balance at Beginning of Year	Additions	Other*	Write-offs	Balance at End of Year
April 2, 2011	$ 1,242	$ 478	$ 57	$ (287)	$ 1,490
April 3, 2010	1,571	273	30	(632)	1,242
March 28, 2009	1,018	702	(3)	(146)	1,571

*Foreign currency and acquisition transactions.

6. Inventory

Inventories are stated at the lower of cost or market, using the first-in, first-out method, and are summarized below:

	April 2, 2011	April 3, 2010
Raw materials	$ 12,594	$ 10,392
Work in process	35,709	42,622
Finished goods	95,872	83,352
	$ 144,175	$ 136,366

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	April 2, 2011	April 3, 2010
Land	$ 9,782	$ 9,827
Buildings and improvements	35,070	35,077
Machinery and equipment	141,842	133,025
	186,694	177,929
Less: accumulated depreciation and amortization	98,286	88,392
	$ 88,408	$ 89,537

8. Restructuring of Operations

In March 2010, the Company finished the consolidation of its Houston, Texas facilities. This resulted in a total charge of $620 of which $350 was related to the remaining months on the original lease and $270 was for moving expenses.

In December 2008, the Company completed the consolidation and rationalization of its Walterboro, South Carolina plant. This resulted in a total charge of $1,410 of which $412 was related to the net disposal and impairment of fixed assets, $741 was for impairment of excess inventory, $165 for severance costs and $92 for other miscellaneous items.

9. Goodwill and Amortizable Intangible Assets

Goodwill

Goodwill balances, by segment, consist of the following:

	April 2, 2011	April 3, 2010
Roller	$15,684	$15,684
Plain	17,190	17,190
Ball	671	671
Other	1,168	1,168
	$34,713	$34,713

Intangible Assets

		April 2, 2011		April 3, 2010	
	Weighted Average Useful Lives	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Product approvals	15	$ 6,189	$ 1,819	$ 6,083	$ 1,383
Customer relationships and lists	10	5,558	2,578	5,538	2,144
Trade names	11	1,387	840	1,380	709
Distributor agreements	5	722	722	722	722
Patents and trademarks	13	4,658	917	3,884	530
Domain names	12	437	124	437	80
Other	5	980	810	975	786
Total		$19,931	$ 7,810	$19,019	$ 6,354

Amortization expense for definite-lived intangible assets during fiscal year 2011, 2010 and 2009 was $1,420, $1,333 and $1,568, respectively. Estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2012	$1,457
2013	1,458
2014	1,360
2015	1,362
2016	1,353
2017 and thereafter	5,131

10. Accrued Expenses and Other Current Liabilities

The significant components of accrued expenses and other current liabilities are as follows:

	April 2, 2011	April 3, 2010
Employee compensation and related benefits	$ 6,303	$ 4,322
Taxes	3,248	2,192
Insurance	1,670	770
Interest rate swap	240	1,131
Other	3,299	3,024
	$ 14,760	$ 11,439

11. Debt

On November 30, 2010, the Company and RBCA terminated the previous credit agreement and the related credit, security and ancillary agreements, and entered into a new credit agreement (the "JP Morgan Credit Agreement") and related security and guaranty agreements with certain banks, J.P. Morgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Chase Bank, N.A. and KeyBank National Association as Co-Lead Arrangers and Joint Lead Book Runners. The JP Morgan Credit Agreement provides RBCA, as borrower, with a $150,000 five-year senior secured revolving credit facility which can be increased by up to $100,000, in increments of $25,000, under certain circumstances and subject to certain conditions (including the receipt from one or more lenders of the additional commitment).

Amounts outstanding under the JP Morgan Credit Agreement generally bear interest at the prime rate or LIBOR plus a specified margin, depending on the type of borrowing being made. The applicable margin is based upon the Company's consolidated ratio of net debt to adjusted EBITDA from time to time. As of April 2, 2011, the Company's margin is 0.5% for prime rate loans and 1.5% for LIBOR rate loans.

On November 30, 2010, the Company borrowed approximately $30,000 under the JP Morgan Credit Agreement and used such funds to repay the approximately $30,000 balance outstanding under the KeyBank Credit Agreement. Amounts outstanding under the new credit agreement are generally due and payable on the expiration date of November 30, 2015. The Company may elect to prepay some or all of the outstanding balance from time to time without penalty.

The JP Morgan Credit Agreement requires the Company to comply with various covenants, including among other things, financial covenants to maintain the following: (1) a ratio of consolidated net debt to adjusted EBITDA not to exceed 3.25 to 1; and (2) a consolidated fixed charge coverage ratio not to exceed 1.5 to 1. The credit agreement allows the Company to, among other things, make distributions to shareholders, repurchase its stock, incur other debt or liens, or acquire or dispose of assets provided that the Company complies with certain requirements and limitations of the agreement. As of April 2, 2011, the Company was in compliance with all such covenants.

Approximately $6,002 of the JP Morgan Credit Agreement is being utilized to provide letters of credit to secure RBCA's obligations relating to certain insurance programs. As of April 2, 2011, RBCA had the ability to borrow up to an additional $113,998 under the JP Morgan Credit Agreement.

On January 8, 2008, the Company entered into an interest rate swap agreement with a total notional value of $30,000 to hedge a portion of its variable rate debt. Under the terms of the agreement, the Company pays interest at a fixed rate (3.64%) and receives interest at variable rates. The maturity date of the interest swap is June 24, 2011. The fair value of this swap at April 2, 2011 was a liability of $240, included in other current liabilities, and was measured using observable market inputs such as yield curves. Based on these inputs, the swap is classified as a Level 2 of the valuation hierarchy. This instrument is designated and qualifies as a cash flow hedge. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized in other comprehensive income and reclassified into earnings contemporaneously with the earnings effect of the hedged transaction. Earnings effect and the hedged item are reported in interest expense.

On October 27, 2008, Schaublin entered into a new bank credit facility with Credit Suisse (the "Swiss Credit Facility") which replaced the prior bank credit facility of December 8, 2003 and its amendment of November 8, 2004. This facility provides for up to 4,000 Swiss francs, or $4,334, of revolving credit loans and letters of credit. Borrowings under the Swiss Credit Facility bear interest at Credit Suisse's prevailing prime bank rate. As of April 2, 2011, there were no borrowings under the Swiss Credit Facility.

The balances payable under all borrowing facilities are as follows:

	April 2, 2011	April 3, 2010
JP Morgan Credit Agreement		
Five-year senior secured revolving credit facility; amounts outstanding bear interest at LIBOR (0.25% plus a margin of 1.50% at April 2, 2011)	$30,000	$ —
KeyBank Credit Agreement		
Five-year senior secured revolving credit facility; amounts outstanding bear interest at the prime rate or LIBOR, plus a specified margin, depending on the type of borrowing being made (prime rate 3.25% and LIBOR 0.25% at April 3, 2010)	—	37,000
Notes Payable	1,296	1,453
Total Debt	31,296	38,453
Less: Current Portion	30,546	1,453
Long-Term Debt	$ 750	$37,000

The Company paid off the $30,000 outstanding under the revolving credit facility in the first quarter of fiscal 2012. As a result, the $30,000 borrowing is included in the current portion of long-term debt as of April 2, 2011, along with a $546 note payable related to the acquisition of Lubron. The current portion of long-term debt as of April 3, 2010 includes a $703 note payable related to the acquisition of Lubron and a $750 note payable related to the AllPower acquisition.

Maturities of debt are as follows:

2012	$ 30,546
2013	750

12. Other Non-Current Liabilities

The significant components of other non-current liabilities consist of:

	April 2, 2011	April 3, 2010
Non-current pension liability	$2,985	$1,730
Other postretirement benefits	2,494	2,652
Non-current income tax liability	10,056	8,747
Deferred compensation	3,181	4,017
Other	307	551
	$19,023	$17,697

13. Pension Plans

At April 2, 2011, the Company has one consolidated noncontributory defined benefit pension plan covering union employees in its Heim division plant in Fairfield, Connecticut, its Bremen subsidiary plant in Plymouth, Indiana and former union employees of the Tyson subsidiary in Glasgow, Kentucky and the Nice subsidiary in Kulpsville, Pennsylvania.

Plan assets are comprised primarily of equity and fixed income investments, as follows:

	April 2, 2011	April 3, 2010
Cash and cash equivalents	$ 688	$19,292
U.S. equity mutual funds	13,166	—
Fixed income mutual funds	5,589	—
	$19,443	$19,292

The fair value of the above investments is determined using quoted market prices of identical instruments. Therefore, the valuation inputs within the fair value hierarchy established by ASC820 are classified as Level 1.

The plan provides benefits of stated amounts based on a combination of an employee's age and years of service. The Company uses a March 31 measurement date for its plan.

The following tables set forth the funded status of the Company's defined benefit pension plan and the amount recognized in the balance sheet at April 2, 2011 and April 3, 2010:

	April 2, 2011	April 3, 2010
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 21,022	$ 18,842
Service cost	336	307
Interest cost	1,212	1,279
Actuarial loss	1,421	2,133
Benefits paid	(1,563)	(1,539)
Benefit obligation at end of year	$ 22,428	$ 21,022
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 19,292	$ 19,783
Actual return on-plan assets	214	48
Employer contributions	1,500	1,000
Benefits paid	(1,563)	(1,539)
Fair value of plan assets at end of year	$ 19,443	$ 19,292
(Under) funded status at end of year	$(2,985)	$(1,730)
Amounts recognized in the consolidated balance sheet:		
Non-current assets	$ —	$ —
Non-current liabilities	(2,985)	(1,730)
Net liability recognized	$(2,985)	$(1,730)

Amounts recognized in accumulated other comprehensive loss:

	April 2, 2011	April 3, 2010
Prior service cost	$ 218	$ 270
Net actuarial loss	8,022	5,702
Accumulated other comprehensive loss	$ 8,240	$ 5,972

Amounts included in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in 2012:

Prior service cost	$ 47
Net actuarial loss	685
Total	$ 732

Benefits under the union plans are not a function of employees' salaries; thus, the accumulated benefit obligation equals the projected benefit obligation.

The following table sets forth net periodic benefit cost of the Company's plan for the three fiscal years in the period ended April 2, 2011:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Components of net periodic benefit cost:			
Service cost	$ 336	$ 307	$ 441
Interest cost	1,212	1,280	1,211
Expected return on plan assets	(1,525)	(1,574)	(1,691)
Amortization of prior service cost	53	49	40
Amortization of losses	412	25	—
Additional amount recognized due to curtailment	—	(8)	—
Net periodic benefit cost	$ 488	$ 79	$ 1

The assumptions used in determining the net periodic benefit cost information are as follows:

	FY 2011	FY 2010	FY 2009
Discount rate	6.00%	7.00%	6.25%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.50%

The discount rate used in determining the funded status as of April 2, 2011 and April 3, 2010 was 5.30% and 6.00%, respectively.

In developing the overall expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities and debt securities. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term return on plan assets assumption.

The Company's investment program objective is to achieve a rate of return on plan assets which will fund the plan liabilities and provide for required benefits while avoiding undue exposure to risk to the plan and increases in funding requirements. The Company's target allocation of plan assets was 60% equity and 40% fixed income as of April 2, 2011 compared to a 100 % short-term investment allocation as of April 3, 2010. The Company has developed this asset allocation strategy for fiscal 2012 and beyond and will closely monitor its investment program as the global financial markets improve.

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2011.

2012	$1,436
2013	1,445
2014	1,506
2015	1,539
2016	1,616
2017-2021	8,230

One of the Company's foreign operations, Schaublin, sponsors a pension plan for its approximately 132 employees in conformance with Swiss pension law. The plan is funded with a reputable (S&P rating AA-) Swiss insurer. Through the insurance contract, the Company has effectively transferred all investment and mortality risk to the insurance company, which guarantees the federally mandated annual rate of return and the conversion rate at retirement. As a result, the plan has no unfunded liability; the interest cost is exactly offset by actual return. Thus, the net periodic cost is equal to the amount of annual premium paid by the Company. For fiscal years 2011, 2010 and 2009, the Company made contribution and premium payments equal to $621, $644 and $588, respectively.

The Company also has a defined contribution plan under Section 401(k) of the Internal Revenue Code for all of its employees not covered by a collective bargaining agreement. The plan is funded by eligible participants through employee contributions and by Company contributions which equaled 30% of the first 6% of eligible employee compensation. Effective January 1, 2009, the Company temporarily suspended the employer contribution to this plan. At the beginning of fiscal year

2011, the Company resumed employer contributions which equaled 10% of the first 3.5% of eligible employee compensation. Employer contributions under this plan amounted to $316, $0 and $568 in fiscal 2011, 2010 and 2009, respectively.

Effective September 1, 1996, the Company adopted a non-qualified Supplemental Executive Retirement Plan ("SERP") for a select group of highly compensated management employees designated by the Board of Directors of the Company. The SERP allowed eligible employees to elect to defer, until termination of their employment, the receipt of up to 25% of their salary. In August 2008, the plan was modified, allowing eligible employees to elect to defer up to 75% of their current salary and up to 100% of bonus compensation. The Company made contributions equal to the lesser of 50% of the deferrals, or 3.5% of the employees' annual salary, which vest in full after one year of service following the effective date of the SERP. Effective January 1, 2009, the Company temporarily suspended the employer contribution to this plan, and contributions remained suspended in fiscal 2011. Employer contributions under this plan amounted to $0, $0 and $131 in fiscal 2011, 2010 and 2009, respectively.

14. Postretirement Health Care and Life Insurance Benefits

The Company, for the benefit of employees at its Heim, West Trenton and Bremen facilities and former union employees of its Tyson and Nice subsidiaries, sponsors contributory defined benefit health care plans that provide postretirement medical and life insurance benefits to union employees who have attained certain age and/or service requirements while employed by the Company. As a result of the acquisition of PIC Design in fiscal 2009, the Company assumed the postretirement health care and life insurance liability for former employees covered by the existing plan. The plans are unfunded and costs are paid as incurred. Postretirement benefit obligations are included in "Accrued expenses and other current liabilities" and "Other non-current liabilities" in the Consolidated Balance Sheet.

The following table set forth the funded status of the Company's postretirement benefit plans, the amount recognized in the balance sheet at April 2, 2011 and April 3, 2010:

	April 2, 2011	April 3, 2010
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,907	$ 3,153
Service cost	35	44
Interest cost	146	190
Actuarial (gain) loss	(173)	(47)
Benefits paid	(205)	(227)
Gain on curtailment	—	(206)
Benefit obligation at end of year	$ 2,710	$ 2,907
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Company contributions	205	227
Benefits paid	(205)	(227)
Fair value of plan assets at end of year	$ —	$ —
(Under) funded status at end of year	$ (2,710)	$ (2,907)
Amounts recognized in the consolidated balance sheet:		
Current liability	$ (216)	$ (255)
Non-current liability	(2,494)	(2,652)
Net liability recognized	$ (2,710)	$ (2,907)
Amounts recognized in accumulated other comprehensive loss:		
Prior service cost	$ 37	$ 40
Net actuarial loss	170	349
Accumulated other comprehensive loss	$ 207	$ 389

Amounts included in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in 2012:

Prior service cost	$ 3
Net actuarial loss	15
Total	$ 18

	Fiscal Year Ended		
Components of net periodic benefit cost:	April 2, 2011	April 3, 2010	March 28, 2009
Service cost	$ 35	$ 44	$ 49
Interest cost	146	190	200
Prior service cost amortization	3	29	1
Amount of loss recognized	6	2	22
Gain on curtailment	—	(100)	—
Net periodic benefit cost	$ 190	$ 165	$ 272

The Company measures its plans as of the last day of the fiscal year.

The plans contractually limit the benefit to be provided for certain groups of current and future retirees. As a result, there is no health care trend associated with these groups. The discount rate used in determining the accumulated postretirement benefit obligation was 5.30% at April 2, 2011 and 6.00% at April 3, 2010. The discount rate used in determining the net periodic benefit cost was 6.00% for fiscal 2011, 7.00% for fiscal 2010 and 6.50% for fiscal 2009. The RP-2000 Combined Mortality Table was used to determine the postretirement net periodic benefit costs in fiscal 2011, 2010 and 2009.

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2011:

2012	$ 216
2013	217
2014	220
2015	212
2016	221
2017-2021	1,111

15. Income Taxes

Income before income taxes for the Company's domestic and foreign operations is as follows:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Domestic	$46,349	$29,238	$44,011
Foreign	6,528	3,772	7,390
	$52,877	$33,010	$51,401

The provision for (benefit from) income taxes consists of the following:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Current:			
Federal	$ 14,595	$ 4,870	$ 14,224
State	2,738	2,212	1,326
Foreign	1,822	461	1,274
	19,155	7,543	16,824
Deferred:			
Federal	(733)	1,446	22
State	(413)	(364)	101
	(1,146)	1,082	123
Total	$ 18,009	$ 8,625	$16,947

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Income taxes using U.S. federal statutory rate	$18,507	$11,554	$17,990
State income taxes, net of federal benefit	1,374	1,381	1,105
Domestic production activities deduction	(1,367)	(526)	(842)
Foreign rate differential	(463)	(859)	(1,312)
Advanced energy manufacturing tax credit	—	(2,665)	—
Other	(42)	(260)	6
	$18,009	$8,625	$16,947

Net deferred tax assets (liabilities) consist of the following:

	April 2, 2011	April 3, 2010
Deferred tax assets (liabilities):		
Postretirement benefits	$ 880	$ 942
Employee compensation accruals	2,012	1,042
State net operating losses	1,055	918
Inventory	6,504	4,625
Stock compensation	2,827	1,998
Pension	1,072	598
State tax	2,153	1,655
Fair value of derivative	90	422
Other	2,107	1,846
Valuation allowance	(353)	(353)
Total deferred tax assets	18,347	13,693
Deferred tax liabilities:		
Property, plant and equipment	(11,440)	(9,090)
Intangible assets	(4,353)	(4,276)
Total deferred tax liabilities	(15,793)	(13,366)
Net deferred tax assets	$ 2,554	$ 327

A valuation allowance has been recorded on certain state net operating losses as it is more likely than not that these losses will not be utilized.

The Company has determined that its undistributed foreign earnings of approximately $46,435 at April 2, 2011 will be re-invested indefinitely based upon the need for cash in its foreign operations, potential foreign acquisitions and the Company's inability to remit cash back to the United States under its current foreign debt obligations. Schaublin had a tax holiday that provided a 75% reduction of the statutory rate relating to its Swiss facility. This resulted in a tax benefit of approximately $1,000 and $1,200 in fiscal 2010 and 2009, respectively. This tax holiday expired in March 2010.

As the Company's undistributed earnings in foreign subsidiaries are considered to be reinvested indefinitely, no provision for U.S. federal and state income taxes has been provided. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment of foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation.

At April 2, 2011, the Company has state net operating losses in different jurisdictions at varying amounts up to $20,400, which expire at various dates through 2026. The Company's tax returns are subject to review and examination by various taxing authorities, which could result in changes to accrued tax estimates.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to state or foreign income tax examinations by tax authorities for years ending before March 31, 2003. The Company is no longer subject to U.S. federal tax examination by the Internal Revenue Service for years ending before March 31, 2005. A U.S. federal tax examination by the Internal Revenue Service for the years ended March 31, 2007 and March 31, 2008 was completed during fiscal 2011. As a result, the Company recognized certain previously unrecognized tax benefits of $576 in fiscal 2011 on the basis that the related tax positions have been effectively settled. The Company maintains reserves for certain federal and state unrecognized tax benefits of $4,511 which, based on management's judgement, the tax positions have not been effectively settled. Management deems it reasonably possible that such tax positions may be effectively settled by the end of the Company's fiscal year ending March 31, 2012.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

Balance at March 28, 2009	$7,409
Increases for tax positions taken during the current period	1,341
Decrease due to a settlement with taxing authorities	(541)
Balance at April 3, 2010	8,209
Increases for tax positions taken during the current period	1,355
Decrease due to a settlement with taxing authorities	(576)
Balance at April 2, 2011	$8,988

The increase in tax positions is a result of federal tax credits and state income taxes. The decrease in tax positions is due to the Company's conclusion of an IRS audit. Substantially all of the Company's unrecognized tax benefits would impact the effective tax rate if recognized.

The Company recognizes the interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company recognized a charge of $529 and a benefit of $205 of interest and penalties on its statement of operations for the fiscal years ended April 2, 2011 and April 3, 2010, respectively. The Company has approximately $1,068 and $538 of accrued interest and penalties at April 2, 2011 and April 3, 2010, respectively.

The American Recovery and Reinvestment Act of 2009 provides for a new Advanced Energy Manufacturing Credit under Internal Revenue Code 48C ("Section 48C credit"). This 30% investment credit on qualified property is a collaborative effort of the Internal Revenue Service and the Department of Energy. Its purpose is to encourage the re-equipment, expansion, or establishment of a manufacturing facility for the production of qualified advanced energy property. This Section 48C credit is generally allowed in the taxable year in which the eligible property is placed in service by the taxpayer. On January 7, 2010, the Company was notified by the Internal Revenue Service that it has received an award of $4,200 related to the recently completed investment in the Company's Houston, Texas facility. This facility was placed in service by the Company in fiscal 2010. As such, the net benefit of this credit was recorded in fiscal 2010.

16. Stockholders' Equity

Stock Option Plans

2001 Stock Option Plan

The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan was adopted in fiscal 2002 and amended and restated on October 24, 2003. The terms of the 2001 Stock Option Plan provide for the grant of options to purchase up to 1,008,553 shares of common stock to officers and employees of, and consultants (including members of the board of directors) to, the Company and its subsidiaries selected by the CEO to participate in the plan. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 2001 Stock Option Plan, which expires in July 2011, is to be governed by the Company's board of directors or a committee to which the board of directors delegates its responsibilities. As of April 2, 2011, there were outstanding options to purchase 37,050 shares of common stock granted under the 2001 Stock Option Plan, all of which were exercisable. As of August 15, 2005, the 2001 Stock Option Plan was frozen and no additional stock options will be awarded pursuant to the plan.

2005 Long-Term Incentive Plan

The 2005 Long-Term Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees and persons who engage in services for the Company are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to the Company's success and to enable the Company to attract, retain and reward the best available persons for positions of responsibility.

1,139,170 shares of common stock were authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in the Company's corporate structure or in the outstanding shares of common stock. An amendment to increase the number of shares available for issuance under the 2005 Long-Term Incentive Plan from 1,139,170 to 1,639,170 was approved by shareholder vote in September 2006. A further amendment to increase the number of shares available for issuance under the 2005 Long-Term Incentive Plan from 1,639,170 to 2,239,170 was approved by shareholder vote in September 2007. The Company may grant shares of restricted stock to its employees and directors in the future under the plan. The Company's compensation committee will administer the plan. The Company's board of directors also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, is set forth consistent with the plan in a written agreement with the grantee.

Stock Options. Under the 2005 Long-Term Incentive Plan, the compensation committee or the board may approve the award of grants of incentive stock options and other non-qualified stock options. The compensation committee also has the authority to approve the grant of options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, approve an award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not approve an award of incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of grant. The compensation committee will approve the exercise price and term of any option in its discretion; however, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. In the case of any incentive stock option, the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant. As of April 2, 2011, there were outstanding options to purchase 1,655,002 shares of common stock granted under the 2005 Long-Term Incentive Plan, 1,099,523 of which were exercisable.

Restricted Stock. Under the 2005 Long-Term Incentive Plan, the compensation committee may approve the award of restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion. As of April 2, 2011, there were 98,095 shares of restricted stock outstanding.

Stock Appreciation Rights. The compensation committee may approve the grant of stock appreciation rights, or SARs, subject to the terms and conditions contained in the plan. Under the 2005 Long-Term Incentive Plan, the exercise price of a SAR must equal the fair market value of a share of the Company's common stock on the date the SAR was granted. Upon exercise of a SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Performance Awards. The compensation committee may approve the grant of performance awards contingent upon achievement by the grantee or by the Company, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Amendment and Termination of the Plan. The board may amend or terminate the 2005 Long-Term Incentive Plan at its discretion, except that no amendment will become effective without prior approval of the Company's stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. If not previously terminated by the board, the plan will terminate on the tenth anniversary of its adoption.

A summary of the status of the Company's stock options outstanding as of April 2, 2011 and changes during the year then ended is presented below. All cashless exercises of options and warrants are handled through an independent broker.

	Number Of Common Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Intrinsic Value
Outstanding, April 3, 2010	1,850,502	$ 21.47	5.3	$ 19,155
Awarded	8,000	32.61		
Exercised	(164,450)	19.08		
Forfeitures	(2,000)	31.91		
Outstanding, April 2, 2011	1,692,052	$ 21.75	4.4	$ 28,959
Exercisable, April 2, 2011	1,136,573	$ 19.85	4.2	$ 21,601

The fair value for the Company's options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions, which are updated to reflect current expectations of the dividend yield, expected life, risk-free interest rate and using historical volatility to project expected volatility:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Dividend yield	0.0%	0.0%	0.0%
Expected weighted-average life (yrs.)	4.8	4.7	4.5
Risk-free interest rate	1.48%	2.25%	1.78%
Expected volatility	47.1%	39.8%	42.8%

The weighted average fair value per share of options granted was $13.50 in fiscal 2011, $8.86 in fiscal 2010 and $7.69 in fiscal 2009.

As of April 2, 2011, there was $4,707 of unrecognized compensation costs related to options which is expected to be recognized over a weighted average period of 2.8 years. The total fair value of options that vested in fiscal 2011, 2010 and 2009 was $10,213, $5,775 and $1,592, respectively. The total intrinsic value of options exercised in fiscal 2011, 2010 and 2009 was $2,848, $364 and $259, respectively.

Of the total awards outstanding at April 2, 2011, 1,658,707 are either fully vested or are expected to vest. These shares have a weighted average exercise price of $21.67, an intrinsic value of $28,519, and a weighted average contractual term of 4.4 years.

A summary of the status of the Company's restricted stock outstanding as of April 2, 2011 and changes during the year then ended is presented below.

	Number Of Restricted Stock Shares	Weighted-Average Grant Date Fair Value
Non-vested, April 3, 2010	122,775	$ 24.51
Granted	25,000	33.04
Vested	(49,480)	23.96
Forfeitures	(200)	31.91
Non-vested, April 2, 2011	98,095	$ 26.94

The Company recorded $1,440 (net of taxes of $504) in compensation in fiscal 2011 related to restricted stock awards. These awards were valued at the fair market value of the Company's common stock on the date of issuance and are being amortized as expense over the applicable vesting period. Unrecognized expense for restricted stock was $1,867 at April 2, 2011. This cost is expected to be recognized over a weighted average period of approximately 1.8 years.

17. Commitments and Contingencies

The Company leases facilities under non-cancelable operating leases, which expire on various dates through September 2021, with rental expense aggregating $4,560, $4,186 and $3,945 in fiscal 2011, 2010 and 2009, respectively.

The Company also has non-cancelable operating leases for transportation, computer and office equipment, which expire at various dates. Rental expense for fiscal 2011, 2010 and 2009 aggregated $1,324, $1,295 and $1,341, respectively.

Certain of the above leases are renewable while none bear material contingent rent or concession clauses.

The aggregate future minimum lease payments under operating leases are as follows:

2012	$ 4,727
2013	4,050
2014	3,117
2015	2,657
2016	1,392
2017 and thereafter	1,558
	$ 17,501

As of April 2, 2011, approximately 12% of the Company's hourly employees in the U.S. and abroad were represented by labor unions.

The Company enters into government contracts and subcontracts that are subject to audit by the government. In the opinion of the Company's management, the results of such audits, if any, are not expected to have a material impact on the financial condition or results of operations of the Company.

The Company is subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. The Company also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and cleanup of contamination at facilities currently or formerly owned or operated by the Company, or at other facilities at which the Company may have disposed of hazardous substances. In connection with such contamination, the Company may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. The Company believes it is currently in material compliance with all applicable requirements of environmental laws. The Company does not anticipate material capital expenditures for environmental compliance in fiscal years 2012 or 2013.

Investigation and remediation of contamination is ongoing at some of the Company's sites. In particular, state agencies have been overseeing groundwater monitoring activities at the Company's facility in Hartsville, South Carolina and a corrective action plan at the Company's facility in Clayton, Georgia. At Hartsville, the Company is monitoring low levels of contaminants in the groundwater caused by former operations. Plans are currently underway to conclude remediation and monitoring activities. In connection with the purchase of the Fairfield, Connecticut facility in 1996, the Company agreed to assume responsibility for completing clean-up efforts previously initiated by the prior owner. The Company submitted data to the state that the Company believes demonstrates that no further remedial action is necessary, although the state may require additional clean-up or monitoring. In connection with the purchase of the Company's Clayton, Georgia facility, the Company agreed to take assignment of the hazardous waste permit covering such facility and to assume certain responsibilities to implement a corrective action plan concerning the remediation of certain soil and groundwater contamination present at that facility. The corrective action plan is in the early stages. Although there can be no assurance, the Company does not expect the costs associated with the above sites to be material.

There are various claims and legal proceedings against the Company relating to its operations in the normal course of business, none of which the Company believes is material to its financial position or results of operations. The Company accrues costs associated with legal and non-income tax matters when they become probable and reasonably estimable. The Company currently maintains insurance coverage for product liability claims.

18. Other Operating Expense, Net

Other operating expense, net is comprised of the following:

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
(Gain) loss on disposition of assets	$ (1,076)	$ 200	$ 4,377
Plant consolidation and moving costs	219	1,199	1,081
Provision for doubtful accounts	478	10	394
Amortization of intangibles	1,420	1,333	1,568
Other expense (income)	(166)	(213)	51
	$ 875	$ 2,529	$ 7,471

19. Reportable Segments

The Company operates through operating segments for which separate financial information is available, and for which operating results are evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. Those operating segments with similar economic characteristics and that meet all other required criteria, including nature of the products and production processes, distribution patterns and classes of customers, are aggregated as reportable segments. Certain other operating segments do not exhibit the common attributes mentioned above and do not meet the quantitative thresholds for separate disclosure, and their information is combined and disclosed as "Other".

The Company has four reportable business segments engaged in the manufacture and sale of the following:

Plain Bearings. Plain bearings are produced with either self-lubricating or metal-to-metal designs and consists of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Unlike ball bearings, which are used in high-speed rotational applications, plain bearings are primarily used to rectify inevitable misalignments in various mechanical components.

Roller Bearings. Roller bearings are anti-friction bearings that use rollers instead of balls. The Company manufactures four basic types of roller bearings: heavy duty needle roller bearings with inner rings, tapered roller bearings, track rollers and aircraft roller bearings.

Ball Bearings. The Company manufactures four basic types of ball bearings: high precision aerospace, airframe control, thin section and commercial ball bearings which are used in high-speed rotational applications.

Other. Other consists of three minor operating locations that do not fall into the above segmented categories. The Company's precision machine tool collets provide effective part holding and accurate part location during machining operations. Additionally, the Company provides machining for integrated bearing assemblies and aircraft components for the commercial and defense aerospace markets and tight-tolerance, precision mechanical components for use in the motion control industry.

The accounting policies of the reportable segments are the same as those described in Part II, Item 8. "Financial Statements and Supplementary Data," Note 2 "Summary of Significant Accounting Policies." Segment performance is evaluated based on segment net sales and operating income. Items not allocated to segment operating income include corporate administrative expenses and certain other amounts. Identifiable assets by reportable segment consist of those directly identified with the segment's operations. Corporate assets consist of cash, fixed assets and certain prepaid expenses.

	Fiscal Year Ended		
	April 2, 2011	April 3, 2010	March 28, 2009
Net External Sales			
Plain	$168,777	$134,303	$166,658
Roller	98,942	73,164	94,428
Ball	40,637	45,442	63,625
Other	27,269	21,793	31,085
	$335,625	$274,702	$355,796
Operating Income			
Plain	$ 45,896	$ 28,554	$ 41,517
Roller	27,976	20,969	23,697
Ball	3,594	5,594	14,474
Other	6,350	1,992	2,375
Corporate	(27,623)	(22,439)	(27,093)
	$ 56,193	$ 34,670	$ 54,970
Total Assets			
Plain	$ 282,814	$ 242,973	$ 218,922
Roller	121,621	105,912	94,391
Ball	44,825	45,819	52,075
Other	19,662	7,904	8,952
Corporate	(42,940)	(26,653)	7,727
	$425,982	$375,955	$382,067
Capital Expenditures			
Plain	$ 2,736	$ 2,369	$ 3,001
Roller	4,058	1,544	5,885
Ball	1,200	5,610	17,793
Other	340	313	750
Corporate	2,106	70	154
	$ 10,440	$ 9,906	$ 27,583
Depreciation & Amortization			
Plain	$ 4,756	$ 4,583	$ 5,466
Roller	3,809	3,636	3,635
Ball	2,304	1,561	907
Other	838	1,205	1,441
Corporate	1,264	845	711
	$ 12,971	$ 11,830	$ 12,160
Geographic External Sales			
Domestic	$289,536	$234,329	$301,413
Foreign	46,089	40,373	54,383
	$335,625	$274,702	$355,796
Geographic Long-Lived Assets			
Domestic	$ 81,714	$ 84,718	$ 84,082
Foreign	6,694	4,819	3,615
	$ 88,408	$ 89,537	$ 87,697
Intersegment Sales			
Plain	$ 1,954	$ 1,692	$ 1,846
Roller	12,378	8,331	10,393
Ball	1,413	3,764	7,793
Other	18,455	15,416	19,283
	$ 34,200	$ 29,203	$ 39,315

All intersegment sales are eliminated in consolidation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934. As of the end of the period covered by this report, the Company performed an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures provide reasonable assurance that the material information required to be disclosed by the Company in the reports that it files or submits to the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. No changes were made to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's management believes that its disclosure controls and procedures were effective as of April 2, 2011.

Management's Report on Internal Control Over Financial Reporting

Management of RBC Bearings Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934.

The Company's internal control over financial reporting is supported by written policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 2, 2011 as required by Securities Exchange Act of 1934. In making this assessment, we used the criteria set forth in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of April 2, 2011.

The effectiveness of our internal control over financial reporting as of April 2, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

RBC Bearings Incorporated

Oxford, Connecticut
May 27, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of RBC Bearings Incorporated

We have audited RBC Bearings Incorporated's internal control over financial reporting as of April 2, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RBC Bearings Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RBC Bearings Incorporated maintained, in all material respects, effective internal control over financial reporting as of April 2, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RBC Bearings Incorporated as of April 2, 2011 and April 3, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows, for each of the three years in the period ended April 2, 2011, and our report dated May 27, 2011 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Hartford, Connecticut
May 27, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

The information called for by Part III (Items 10, 11, 12, 13 and 14) of Form 10-K will be included in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders, which the Company intends to file within 120 days after the close of its fiscal year ended April 2, 2011 and which is incorporated herein by reference to such Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following Consolidated Financial Statements of the Company are included in Item 8, "Financial Statements and Supplementary Data":

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at April 2, 2011 and April 3, 2010

Consolidated Statements of Operations for the years ended April 2, 2011, April 3, 2010 and March 28, 2009

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended April 2, 2011, April 3, 2010 and March 28, 2009

Consolidated Statements of Cash Flows for the years ended April 2, 2011, April 3, 2010 and March 28, 2009

Notes to Consolidated Financial Statements

(a) 2. Financial Statement Schedules

All schedules have been omitted because of the absence of conditions under which they are required or because the required information is presented in the financial statements or notes thereto.

(a) 3. Exhibits

The following exhibits are filed as part of this report.

Certain of the following exhibits have been previously filed with the Securities and Exchange Commission by the Company pursuant to the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference. The Company's Commission file number is 333-124824.

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation of RBC Bearings Incorporated dated August 13, 2005 as filed with Amendment No. 4 to RBC Bearings Incorporated's Registration Statement on Form S-1, file No. 333-124824 (the "Registration Statement") dated August 8, 2005 is hereby incorporated by reference herein.
3.2	Bylaws of RBC Bearings Incorporated, as filed as Exhibit 3.3 to Amendment No. 4 to the Registration Statement on Form S-1 dated August 8, 2005 is hereby incorporated by reference herein.
4.1	Form of stock certificate for common stock, as filed as Exhibit 4.3 to RBC Bearings Incorporated's Amendment No. 3 to Registration Statement on Form S-1 dated August 4, 2005 is hereby incorporated by reference herein.

4.2 Form of Amended and Restated Warrants to Purchase Common Stock, as filed as Exhibit 4.7 to RBC Bearing Incorporated's Registration Statement on Form S-8 dated March 15, 2006, is hereby incorporated by reference herein.

4.3 Amended and Restated Warrants to Purchase Class B Supervoting Common Stock, as filed as Exhibit 4.8 to RBC Bearing Incorporated's Registration Statement on Form S-8 dated March 15, 2006, is hereby incorporated by reference herein.

10.1 Amended and Restated 2001 Stock Option Plan of RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.), dated October 24, 2003 filed as Exhibit 10.2 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.2 Form of RBC Bearings Incorporated 2005 Long-Term Equity Incentive Plan, as filed as Exhibit 4.6 to RBC Bearing Incorporated's Registration Statement on Form S-8 dated November 18, 2005, is hereby incorporated by reference herein.

10.3 Agreement of Lease between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc., dated February 10, 1999, for West Trenton, New Jersey premises filed as Exhibit 10.6 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.4 First Amendment to Office Lease, dated July 26, 2004, between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc. filed as Exhibit 10.7 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.5 Indenture of Lease dated March 31, 2004 between Roller Bearing Company of America, Inc., and Raymond Hunicke, LLC, a Connecticut limited liability company filed as Exhibit 10.8 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.6 Executed counterpart of the Pledge and Security Agreement, dated as of September 1, 1994, between Roller Bearing Company of America, Inc., Heller Financial, Inc. and Mark Twain Bank filed as Exhibit 10.9 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.7 Collective Bargaining Agreement between Roller Bearing Company of America, Inc. and the International Union U.A.W. and its Local 502, expires June 30, 2007 filed as Exhibit 10.15 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.8 Employment Agreement, dated as of July 1, 2005, between the RBC Bearings Incorporated and Michael J. Hartnett, Ph.D filed as Exhibit 10.19 to Amendment No. 4 to the Registration Statement dated August 8, 2005 is hereby incorporated by reference herein.

10.9 Lease Agreement, dated as of December 17, 1999, between Schaublin SA and RBC Schaublin SA filed as Exhibit 10.24 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.10 Lease Agreement dated May 17, 2004 by and between Shadowmoss Properties, LLC, a South Carolina limited liability company and Roller Bearing Company of America, Inc filed as Exhibit 10.33 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.11 Credit Agreement, dated December 8, 2003, between Credit Suisse and Schaublin SA filed as Exhibit 10.34 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.12 Amendment No. 1 to Credit Agreement, dated November 8, 2004, between Credit Suisse and Schaublin SA filed as Exhibit 10.35 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.13 Credit Agreement, dated as of June 26, 2006, among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the Lenders named therein, KeyBank National Association, J.P. Morgan Securities Inc. and LaSalle Bank National Association, filed as Exhibit 99.1 to Form 8-K dated July 18, 2006 is hereby incorporated by reference herein.

10.14 Parent Guaranty, dated as of June 26, 2006, by RBC Bearings Incorporated, in favor of KeyBank National Association, filed as Exhibit 99.2 to Form 8-K dated July 18, 2006 is hereby incorporated by reference herein.

10.15 Security Agreement, dated as of June 26, 2006, among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the Subsidiary Guarantors (as defined therein), and KeyBank National Association, filed as Exhibit 99.3 to Form 8-K dated July 18, 2006 is hereby incorporated by reference herein.

10.16 RBC Bearings Incorporated 2005 Long Term Incentive Plan (Amended and Restated as of August 29, 2007) filed as Exhibit 10.1 on Form 8-K dated August 30, 2007 is hereby incorporated by reference herein.

10.17 Amendment No. 2 to Credit Agreement, dated as of September 10, 2007 by and between Roller Bearing Company of America, Inc., RBC Bearings Incorporated and KeyBank National Association, as Administrative Agent and Lender filed as Exhibit 10.1 on Form 8-K dated September 10, 2007 is hereby incorporated by reference herein.

10.18 Agreement between RBC Heim Bearings and Local No. 376 International Union, United Automobile, Aerospace and Agricultural Implement Workers of America effective February 1, 2008 filed as Exhibit 10.5 on Form 10-Q dated February 7, 2008 is hereby incorporated by reference herein.

10.19 Form of Change in Control Letter Agreement for Named Executive Officers, filed as Exhibit 10.1 to Form 10-Q dated February 1, 2010 is hereby incorporated by reference herein.

10.20 Credit Agreement, dated as of November 30, 2010, among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the Lenders named therein, J.P. Morgan Chase Bank, N.A. and KeyBank National Association, filed as Exhibit 10.1 to Form 8-K dated December 1, 2010 is hereby incorporated by reference herein.

10.21 Guaranty Agreement, dated as of November 30, 2010, by and between RBC Bearings Incorporated and J.P. Morgan Chase Bank, N.A., as Administrative Agent, filed as Exhibit 10.2 to Form 8-K dated December 1, 2010 is hereby incorporated by reference herein.

10.22 Security Agreement, dated as of November 30, 2010, among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the Subsidiary Guarantors (as defined therein), and J.P. Morgan Chase, N.A., filed as Exhibit 10.2 to Form 8-K dated December 1, 2010 is hereby incorporated by reference herein.

10.23 Employment Agreement, effective April 4, 2010, between RBC Bearings Incorporated and Michael J. Hartnett Ph.D. filed as Exhibit 10.1 to Form 8-K dated April 26, 2010 is hereby incorporated by reference herein.

10.24 Form of RBC Bearings Incorporated 2005 Long Term Incentive Plan (Amended and Restated as of August 25, 2010) filed as Exhibit 10.1 to Form 8-K dated August 25, 2010 is hereby incorporated by reference herein.

10.25 Form of RBC Bearings Incorporated 2005 Long Term Incentive Plan (Amended and Restated as of September 8, 2010) filed as Exhibit 10.1 to Form 8-K dated September 10, 2010 is hereby incorporated by reference herein.

14.1 Code of Ethics of the Registrant filed as Exhibit 14 to Form 10-Q dated February 14, 2006 is hereby incorporated by reference herein.

16.1 Letter to the Securities and Exchange Commission, dated June 10, 2010, from Ernst & Young LLP relating to the change in RBC Bearings Incorporated's independent registered public accounting firm filed as Exhibit 16.1 to Form 8-K dated June 15, 2010 is hereby incorporated by reference herein.

16.2 Letter to the Securities and Exchange Commission, dated January 27, 2011 from PricewaterhouseCoopers LLP relating to the change in RBC Bearings Incorporated's independent registered public accounting firm filed as Exhibit 16.1 to Form 8-K dated January 27, 2011 is hereby incorporated by reference herein.

21 Subsidiaries of the Registrant. Filed herewith.

23 Consent of Ernst & Young LLP. Filed herewith.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.* Filed herewith.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.* Filed herewith.

* This certification accompanies this Annual Report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBC BEARINGS INCORPORATED
(Registrant)

By: /s/ MICHAEL J. HARTNETT
Name: Michael J. Hartnett
Title: Chief Executive Officer
Date: May 27, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ MICHAEL J. HARTNETT Michael J. Hartnett Date: May 27, 2011	Chairman, President and Chief Executive Officer (Principal Executive Officer and Chairman)
/s/ DANIEL A. BERGERON Daniel A. Bergeron Date: May 27, 2011	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ THOMAS M. BURIGO Thomas M. Burigo Date: May 27, 2011	Corporate Controller
/s/ RICHARD R. CROWELL Richard R. Crowell Date: May 27, 2011	Director
/s/ ALAN B. LEVINE Alan B. Levine Date: May 27, 2011	Director
/s/ DR. AMIR FAGHRI Dr. Amir Faghri Date: May 27, 2011	Director
/s/ DR. THOMAS J. O'BRIEN Dr. Thomas J. O'Brien Date: May 27, 2011	Director

Exhibit 21

Subsidiaries of the Registrant

Roller Bearing Company of America, Inc.

RBC Precision Products—Plymouth, Inc.

Industrial Tectonics Bearings Corporation

RBC Linear Precision Products, Inc.

RBC Precision Products—Bremen, Inc.

RBC Nice Bearings, Inc.

RBC Lubron Bearing Systems, Inc.

RBC Oklahoma, Inc.

RBC Aircraft Products, Inc.

RBC Southwest Products, Inc.

All Power Manufacturing Co.

RBC de Mexico S DE RL DE CV

Schaublin Holdings S.A.

Schaublin SA

RBC France SAS

Shanghai Representative office of Roller Bearing Company of America, Inc.

RBC Bearings U.K. Limited

Phoenix Bearings, Ltd.

RBC CBS Coastal Bearing Services LLC

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129826) pertaining to the RBC Bearings Incorporated 2005 Long-Term Equity Incentive Plan, the RBC Bearings Incorporated Amended and Restated 2001 Stock Option Plan, the RBC Bearings Incorporated 1998 Stock Option Plan, and the June 23, 1997 RBC Bearings Incorporated Warrant Agreement of our reports dated May 27, 2011, with respect to the consolidated financial statements of RBC Bearings Incorporated and the effectiveness of internal control over financial reporting of RBC Bearings Incorporated, included in this Annual Report (Form 10-K) for the year ended April 2, 2011.

/s/Ernst & Young LLP

Hartford, Connecticut
May 27, 2011

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dr. Michael J. Hartnett, certify that:

1. I have reviewed this annual report on Form 10-K of RBC Bearings Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2011

By: /s/ Michael J. Hartnett
Michael J. Hartnett
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel A. Bergeron, certify that:

1. I have reviewed this annual report on Form 10-K of RBC Bearings Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2011

By: /s/ Daniel A. Bergeron
Daniel A. Bergeron
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C SECTION 1350

The undersigned, Dr. Michael J. Hartnett, the President and Chief Executive Officer of RBC Bearings Incorporated (the "Company"), pursuant to 18 U.S.C. §1350, hereby certifies that:

(i) the Annual Report on Form 10-K for the year ended April 2, 2011 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 27, 2011

/s/ Michael J. Hartnett
Michael J. Hartnett
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350

The undersigned, Daniel A. Bergeron, Chief Financial Officer, of RBC Bearings Incorporated (the "Company"), pursuant to 18 U.S.C. §1350, hereby certifies:

(i) the Annual Report on Form 10-K for the period ended April 2, 2011 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 27, 2011

/s/ Daniel A. Bergeron
Daniel A. Bergeron
Chief Financial Officer

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478
Telephone: (203) 267-7001
Fax: (203) 267-5000
Web site: www.rbcbearings.com

ANNUAL MEETING OF SHAREHOLDERS
The Annual Shareholders Meeting will be held at The Crowne Plaza, 1284 Strongtown Road, Southbury, Connecticut 06488 on Wednesday, September 7, 2011 at 9:00 a.m., Eastern daylight time.

10-K ANNUAL REPORT
The RBC Bearings Incorporated Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended April 2, 2011 is available at no charge to shareholders who direct a request in writing to the Company:

Attention: Investor Relations
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

The RBC Bearings Incorporated Form 10-K Annual Report and all other Company filings with the Securities and Exchange Commission are also accessible at no charge on the Company's web site at www.rbcbearings.com as soon as reasonably practicable after filing with the Commission.

COMMON STOCK DATA
RBC Bearings Incorporated's common stock is listed and traded on the Nasdaq National Market ("NASDAQ") with the symbol ROLL.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
225 Asylum Street
Hartford, Connecticut 06103

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: (800) 866-1340

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the Securities and Exchange Act of 1934 regarding the Company's plans, expectations, estimates and beliefs. Forward-looking statements are typically identified by words such as "believes," "anticipates," "estimates," "intends," "will," "may," "potential," "projects" and other similar expressions. These statements are only predictions, based on the Company's current expectation about future events. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties that could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. RBC Bearings Incorporated does not undertake any responsibility to update its forward-looking statements or risk factors to reflect future events or circumstances.